                                                              File No. 33-85592
                                                              File No. 811-8836
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [ ]
                     Post-Effective Amendment No.   10                     [X]
                                                 ----------

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]
                                    Amendment No.   24                     [X]
                                                 ----------

                        (Check appropriate box or boxes)

                        SBL VARIABLE ANNUITY ACCOUNT VIII
                                  (VARIFLEX LS)
                           (Exact Name of Registrant)

                     Security Benefit Life Insurance Company
                               (Name of Depositor)

              One Security Benefit Place, Topeka, Kansas 66636-0001
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 (785) 438-3000

Name and Address of Agent for Service:                Copies To:

Amy J. Lee, Associate General Counsel                 Jeffrey S. Puretz, Esq.
Security Benefit Group Building                       Dechert
One Security Benefit Place                            1775 Eye Street, NW
Topeka, KS 66636-0001                                 Washington, DC 20005
(Name and address of Agent for Service)

Approximate Date of Proposed Public Offering:  May 1, 2002

It is proposed that this filing will become effective:

[ ]  immediately upon filing pursuant to paragraph (b) of Rule 485
[X]  on May 1, 2002, pursuant to paragraph (b) of Rule 485
[ ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
[ ]  on May 1, 2002, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[ ]   this  post-effective  amendment  designates  a new  effective  date  for a previously filed post-effective amendment.

Title of  Securities  Being  Registered:  Interests in a separate  account under individual flexible premium deferred variable annuity contracts.

                                 VARIFLEX LS(R)
                                VARIABLE ANNUITY

                                   ISSUED BY--
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
              ONE SECURITY BENEFIT PLACE, TOPEKA, KANSAS 66636-0001

                                 1-800-888-2461
                   THE DATE OF THIS SUPPLEMENT IS MAY 1, 2002

This Supplement updates certain information in your Variflex LS Variable Annuity prospectus.  Please  read this  Supplement  carefully.  You should  attach  this
Supplement to your copy of the Prospectus and retain both for future  reference.
You may obtain an additional copy of the Prospectus,  free of charge, by calling
1-800-888-2461, extension 3112.

THE SUBSECTION  ENTITLED "ANNUAL SBL FUND EXPENSES" AND THE SUBSECTION  ENTITLED
"EXAMPLES,"  BOTH IN THE "EXPENSE TABLE" SECTION OF THE PROSPECTUS,  ARE UPDATED
BY REPLACING THEM WITH THE FOLLOWING:

-------------------------------------------------------------------------------------
ANNUAL SBL FUND EXPENSES (as a percentage of each Series' average daily net assets)
-------------------------------------------------------------------------------------
                                        BROKERAGE
                                          PLAN                                TOTAL
                                      DISTRIBUTION                             SBL
                           ADVISORY     (12b-1)(1)          OTHER              FUND
                             FEE           FEES            EXPENSES          EXPENSES
-------------------------------------------------------------------------------------
Equity
 (Series A)                0.75%          0.01%             0.07%             0.83%
Large Cap Value
 (Series B)                0.75%          0.10%             0.08%             0.93%
Money Market
 (Series C)                0.50%          0.00%             0.08%             0.58%
Global
 (Series D)                1.00%          0.00%             0.20%             1.20%
Diversified Income
 (Series E)                0.75%          0.00%             0.08%             0.83%
Large Cap Growth
 (Series G)                1.00%          0.01%             0.22%             1.23%
Enhanced Index
 (Series H)                0.75%          0.00%             0.16%             0.91%
International
 (Series I)                1.10%          0.00%             1.15%             2.25%
Mid Cap Growth
 (Series J)                0.75%          0.01%             0.08%             0.84%
Global Strategic
 Income (Series K)         0.75%          0.00%             0.78%             1.53%
Capital Growth
 (Series L)                1.00%          0.00%             0.20%             1.20%
Global Total Return
 (Series M)                1.00%          0.00%             0.53%             1.53%
Managed Asset
 Allocation (Series N)     1.00%          0.00%             0.25%             1.25%
Equity Income
 (Series O)                1.00%          0.04%             0.04%             1.08%
High Yield Series
 (Series P)                0.75%          0.00%             0.11%             0.86%
Small Cap Value
 (Series Q)                1.00%          0.00%             0.18%             1.18%
Social Awareness
 (Series S)                0.75%          0.00%             0.08%             0.83%
Technology
 (Series T)                1.00%          0.00%             0.46%             1.46%
Mid Cap Value
 (Series V)                0.75%          0.02%             0.08%             0.85%
Main Street Growth
 and Income(R)(Series W)   1.00%          0.00%             0.25%             1.25%
Small Cap Growth
 (Series X)                1.00%          0.00%             0.15%             1.15%
Select 25
 (Series Y)                0.75%          0.00%             0.13%             0.88%
-------------------------------------------------------------------------------------
1.  Amounts included as distribution expenses under this caption are the amounts received  by the Fund's  distributor  under the  Brokerage  Plan in the last fiscal year in connection  with the purchase and sale of securities  held by the Fund.
--------------------------------------------------------------------------------

EXAMPLE -- The example  presented below shows expenses that you would pay at the end of one, three,  five and ten years.  The examples assume that any waivers or reimbursement  of expenses  currently in effect  remain in effect for the period shown. The information  presented  applies if, at the end of those time periods, the Contract is (1)  surrendered,  (2)  annuitized,  or (3) not  surrendered  or annuitized.  The example  shows  expenses  based upon an allocation of $1,000 to each of the Subaccounts and a hypothetical return of 5%.

     YOU SHOULD NOT  CONSIDER  THE  EXAMPLE  BELOW A  REPRESENTATION  OF PAST OR
FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE 5%
RETURN  ASSUMED IN THE EXAMPLES IS  HYPOTHETICAL  AND SHOULD NOT BE CONSIDERED A
REPRESENTATION  OF PAST OR FUTURE ACTUAL  RETURNS,  WHICH MAY BE GREATER OR LESS
THAN THE ASSUMED AMOUNT.

     Example -- You would pay the expenses  shown below on a $1,000  investment, assuming 5% annual return on assets:

---------------------------------------------------------------------------------
                                     1 YEAR     3 YEARS      5 YEARS     10 YEARS
---------------------------------------------------------------------------------
Equity Subaccount                       $23      $  70         $119        $256
---------------------------------------------------------------------------------
Large Cap Value Subaccount               24         73          125         267
---------------------------------------------------------------------------------
Money Market Subaccount                  20         62          107         231
---------------------------------------------------------------------------------
Global Subaccount                        26         81          138         293
---------------------------------------------------------------------------------
Diversified Income Subaccount            23         70          119         256
---------------------------------------------------------------------------------
Large Cap Growth Subaccount              27         82          140         296
---------------------------------------------------------------------------------
Enhanced Index Subaccount                23         72          124         265
---------------------------------------------------------------------------------
International Subaccount                 37        112          189         391
---------------------------------------------------------------------------------
Mid Cap Growth Subaccount                23         70          120         257
---------------------------------------------------------------------------------
Global Strategic Income Subaccount       30         91          154         325
---------------------------------------------------------------------------------
Capital Growth Subaccount                26         81          138         293
---------------------------------------------------------------------------------
Global Total Return Subaccount           30         91          154         325
---------------------------------------------------------------------------------
Managed Asset Allocation
 Subaccount                              27         82          141         298
---------------------------------------------------------------------------------
Equity Income Subaccount                 25         77          132         282
---------------------------------------------------------------------------------
High Yield Subaccount                    23         71          121         260
---------------------------------------------------------------------------------
Small Cap Value Subaccount               26         80          137         291
---------------------------------------------------------------------------------
Social Awareness Subaccount              23         70          119         256
---------------------------------------------------------------------------------
Technology Subaccount                    29         89          151         319
---------------------------------------------------------------------------------
Mid Cap Value Subaccount                 23         70          120         258
---------------------------------------------------------------------------------
Main Street Growth and
 Income(R)Subaccount                     27         82          141         298
---------------------------------------------------------------------------------
Small Cap Growth Subaccount              26         79          136         289
---------------------------------------------------------------------------------
Select 25 Subaccount                     23         71          122         262
---------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

The following condensed financial  information presents accumulation unit values for the years ended December 31, 2001,  2000,  1999, 1998, 1997 and 1996 and for
the period April 1, 1995 (date of inception)  through December 31, 1995, as well as ending accumulation units outstanding under each Subaccount.

--------------------------------------------------------------------------------------
                                       2001        2000(4)      1999(3)       1998
--------------------------------------------------------------------------------------
EQUITY SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $22.99      $26.71      $25.06       $20.26
   End of period..................       $20.08      $22.99      $26.71       $25.06
Accumulation units outstanding at
the end of period.................    4,310,974   4,655,419   5,225,093    4,778,310
--------------------------------------------------------------------------------------
LARGE CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $18.08      $19.65      $19.58       $18.46
   End of period..................       $16.82      $18.08      $19.65       $19.58
Accumulation units outstanding at
the end of period.................    2,623,675   2,644,783   3,145,165    3,161,657
--------------------------------------------------------------------------------------
MONEY MARKET SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $12.43      $11.89      $11.51       $11.12
   End of period..................       $12.72      $12.43      $11.89       $11.51
Accumulation units outstanding at
the end of period.................    3,464,613   3,053,396   2,554,229    2,099,523
--------------------------------------------------------------------------------------
GLOBAL SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $25.43      $24.88      $16.43       $13.87
   End of period..................       $22.00      $25.43      $24.88       $16.43
Accumulation units outstanding at
the end of period.................    3,107,087   3,280,764   2,659,740    2,293,514
--------------------------------------------------------------------------------------
DIVERSIFIED INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $13.28      $12.40      $13.07       $12.27
   End of period..................       $14.03      $13.28      $12.40       $13.07
Accumulation units outstanding at
the end of period.................    3,187,184   2,487,735   2,665,337    2,409,250
--------------------------------------------------------------------------------------
LARGE CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $ 7.90      $10.00         ---          ---
   End of period..................       $ 6.59      $ 7.90         ---          ---
Accumulation units outstanding at
the end of period.................      642,709     320,615         ---          ---
--------------------------------------------------------------------------------------
ENHANCED INDEX SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $ 9.85      $11.13      $10.00          ---
   End of period..................       $ 8.45     $  9.85      $11.13          ---
Accumulation units outstanding at
the end of period.................    1,519,829   1,380,537     525,132          ---
--------------------------------------------------------------------------------------
INTERNATIONAL SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.11      $12.88      $10.00          ---
   End of period..................       $ 7.53      $10.11      $12.88          ---
Accumulation units outstanding at
the end of period.................      574,736     497,305     130,329          ---
--------------------------------------------------------------------------------------
MID CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $34.99      $30.38      $19.04       $16.37
   End of period..................       $29.36      $34.99      $30.38       $19.04
Accumulation units outstanding at
the end of period.................    2,373,290   2,530,167   1,782,076    1,468,017
--------------------------------------------------------------------------------------
GLOBAL STRATEGIC INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $13.38      $13.07      $13.10       $12.43
   End of period..................       $14.01      $13.38      $13.07       $13.10
Accumulation units outstanding at
the end of period.................      374,310     344,549     316,616      364,793
--------------------------------------------------------------------------------------
CAPITAL GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $ 7.97      $10.00         ---          ---
   End of period..................       $ 6.71      $ 7.97         ---          ---
Accumulation units outstanding at
the end of period.................    1,071,566     477,217         ---          ---
--------------------------------------------------------------------------------------
GLOBAL TOTAL RETURN SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $13.79      $15.63      $13.90       $12.52
   End of period..................       $11.82      $13.79      $15.63       $13.90
Accumulation units outstanding at
the end of period.................      622,441     758,977     891,708    1,063,148
--------------------------------------------------------------------------------------
MANAGED ASSET ALLOCATION
 SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $17.06      $17.46      $16.14       $13.82
   End of period..................       $15.97      $17.06      $17.46       $16.14
Accumulation units outstanding at
the end of period.................    2,386,006   2,415,691   2,496,544    1,927,318
--------------------------------------------------------------------------------------
EQUITY INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $21.15      $19.00      $18.69       $17.38
   End of period..................       $21.13      $21.15      $19.00       $18.69
Accumulation units outstanding at
the end of period.................    2,774,784   2,878,011   3,406,579    3,562,159
--------------------------------------------------------------------------------------
HIGH YIELD SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.99      $12.35      $12.36       $11.84
   End of period..................       $12.34      $11.99      $12.35       $12.36
Accumulation units outstanding at
the end of period.................    1,322,510   1,308,531   1,097,087      945,133
--------------------------------------------------------------------------------------
SMALL CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.64      $10.00         ---          ---
   End of period..................       $12.81      $10.64         ---          ---
Accumulation units outstanding at
the end of period.................    1,068,094     215,945         ---          ---
--------------------------------------------------------------------------------------
SOCIAL AWARENESS SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $22.88      $26.64      $23.04       $17.78
   End of period..................       $19.61      $22.88      $26.64       $23.04
Accumulation units outstanding at
the end of period.................    1,581,499   1,877,922   1,693,412    1,140,285
--------------------------------------------------------------------------------------
TECHNOLOGY SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $ 6.07      $10.00         ---          ---
   End of period..................       $ 4.54      $ 6.07         ---          ---
Accumulation units outstanding at
the end of period.................      974,870     595,424         ---          ---
--------------------------------------------------------------------------------------
MID CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $23.12      $17.53      $14.96       $13.01
   End of period..................       $25.33      $23.12      $17.53       $14.96
Accumulation units outstanding at
the end of period.................    2,623,498   2,349,040   1,674,949    1,108,840
--------------------------------------------------------------------------------------
MAIN STREET GROWTH AND INCOME(R)
 SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $ 8.93      $10.00         ---          ---
   End of period..................       $ 7.93      $ 8.93         ---          ---
Accumulation units outstanding at
the end of period.................    1,136,672     651,616         ---          ---
--------------------------------------------------------------------------------------
SMALL CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $17.45      $19.39      $10.50       $ 9.55
   End of period..................       $12.41      $17.45      $19.39       $10.50
Accumulation units outstanding at
the end of period.................    1,742,258   1,874,270     955,644      280,763
--------------------------------------------------------------------------------------
SELECT 25 SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.14      $12.25      $10.00          ---
   End of period..................       $ 9.00      $10.14      $12.25          ---
Accumulation units outstanding at
the end of period.................    2,177,133   2,264,302   1,016,866          ---
--------------------------------------------------------------------------------------

-------------------------------------------------------------------------
                                       1997(2)       1996       1995(1)
-------------------------------------------------------------------------
EQUITY SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $15.96      $13.20      $10.00
   End of period..................       $20.26      $15.96      $13.20
Accumulation units outstanding at
the end of period.................    3,449,970   1,987,463     289,693
-------------------------------------------------------------------------
LARGE CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $14.80      $12.70      $10.00
   End of period..................       $18.46      $14.80      $12.70
Accumulation units outstanding at
the end of period.................    2,571,374   1,388,519     248,974
-------------------------------------------------------------------------
MONEY MARKET SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.72      $10.35      $10.00
   End of period..................       $11.12      $10.72      $10.35
Accumulation units outstanding at
the end of period.................    1,754,200   1,520,180     288,907
-------------------------------------------------------------------------
GLOBAL SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $13.21      $11.42      $10.00
   End of period..................       $13.87      $13.21      $11.42
Accumulation units outstanding at
the end of period.................    1,835,594   1,183,160     126,206
-------------------------------------------------------------------------
DIVERSIFIED INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.31      $11.56      $10.00
   End of period..................       $12.27      $11.31      $11.56
Accumulation units outstanding at
the end of period.................    1,607,065   1,631,708     240,306
-------------------------------------------------------------------------
LARGE CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
ENHANCED INDEX SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
INTERNATIONAL SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
MID CAP GROWTH SUBACCOUNT
Accumulation unit value
   Beginning of period............       $13.84      $11.89      $10.00
   End of period..................       $16.37      $13.84      $11.89
Accumulation units outstanding at
the end of period.................    1,234,228     772,390     133,581
-------------------------------------------------------------------------
GLOBAL STRATEGIC INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.96      $10.67      $10.00
   End of period..................       $12.43      $11.96      $10.67
Accumulation units outstanding at
the end of period.................      382,445     328,077      84,477
-------------------------------------------------------------------------
CAPITAL GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
GLOBAL TOTAL RETURN SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.96      $10.62      $10.00
   End of period..................       $12.52      $11.96      $10.62
Accumulation units outstanding at
the end of period.................    1,454,825   1,361,078     471,091
-------------------------------------------------------------------------
MANAGED ASSET ALLOCATION
 SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.84      $10.64      $10.00
   End of period..................       $13.82      $11.84      $10.64
Accumulation units outstanding at
the end of period.................    1,213,323     715,033     231,852
-------------------------------------------------------------------------
EQUITY INCOME SUBACCOUN
Accumulation unit value:
   Beginning of period............       $13.73      $11.61      $10.00
   End of period..................       $17.38      $13.73      $11.61
Accumulation units outstanding at
the end of period.................    3,117,060   1,764,015     267,317
-------------------------------------------------------------------------
HIGH YIELD SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.00         ---         ---
   End of period..................       $11.84         ---         ---
Accumulation units outstanding at
the end of period.................      316,416         ---         ---
-------------------------------------------------------------------------
SMALL CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
SOCIAL AWARENESS SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $14.69      $12.56      $10.00
   End of period..................       $17.78      $14.69      $12.56
Accumulation units outstanding at
the end of period.................      541,120     220,549      37,149
-------------------------------------------------------------------------
TECHNOLOGY SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
MID CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.00         ---         ---
   End of period..................       $13.01         ---         ---
Accumulation units outstanding at
the end of period.................      372,693         ---         ---
-------------------------------------------------------------------------
MAIN STREET GROWTH AND INCOME(R)
 SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
SMALL CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.00         ---         ---
   End of period..................       $ 9.55         ---         ---
Accumulation units outstanding at
the end of period.................       25,182         ---         ---
-------------------------------------------------------------------------
SELECT 25 SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
1.  Global Strategic Income Subaccount, Global Total Return Subaccount,  Managed
    Asset Allocation  Subaccount and Equity Income  Subaccount for the period of
    June 1,  1995  (inception)  through  December  31,  1995.
2.  Mid Cap Value  Subaccount  for the period July 3, 1997  (inception)  through
    December 31, 1997.  Small Cap Growth  Subaccount  for the period October 15,
    1997 (inception) through December 31, 1997.
3.  Enhanced  Index  Subaccount,   International   Subaccount,   and  Select  25
    Subaccount for the period May 3, 1999 (inception) through December 31, 1999.
4.  Large Cap Growth  Subaccount,  Capital  Growth  Subaccount,  Small Cap Value
    Subaccount,  Technology  Subaccount  and Main  Street  Growth and  Income(R)
    Subaccount for the period May 1, 2000 (inception) through December 31, 2000.
--------------------------------------------------------------------------------

THE SUBSECTION ENTITLED "FINANCIAL STATEMENTS," IN THE "ADDITIONAL  INFORMATION"
SECTION OF THE PROSPECTUS, IS UPDATED BY REPLACING IT WITH THE FOLLOWING:

FINANCIAL  STATEMENTS  -- The  consolidated  financial  statements  of  Security
Benefit Life Insurance  Company and  Subsidiaries  at December 31, 2001 and 2000
and for each of the three years in the period ended  December 31, 2001,  and the financial  statements of the Separate  Account at December 31, 2001 and for each of the two years in the period  ended  December  31,  2001 are  included  in the
Statement of Additional Information.

--------------------------------------------------------------------------------

                         VARIFLEX LS(R) VARIABLE ANNUITY

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

                  ISSUED BY:                              MAILING ADDRESS:
  SECURITY BENEFIT LIFE INSURANCE COMPANY(R)     SECURITY BENEFIT LIFE INSURANCE COMPANY
  ONE SECURITY BENEFIT PLACE                     P.O. BOX 750497

  TOPEKA, KANSAS 66636-0001                      TOPEKA, KANSAS 66675-0497
  1-800-888-2461

--------------------------------------------------------------------------------
     This Prospectus describes the Variflex LS Variable  Annuity--an  individual flexible  purchase payment  deferred  variable annuity contract (the "Contract")
offered by Security Benefit Life Insurance  Company  ("Security  Benefit" or the
"Company").  The Contract is available for  individuals  as a non-tax  qualified retirement  plan. The Contract is also  available for  individuals in connection with a retirement plan qualified under Section 401, 403(b),  408, 408A or 457 of the Internal  Revenue Code. The Contract is designed to give you  flexibility in planning for retirement and other financial goals.

     You may allocate your purchase  payments to one or more of the  Subaccounts that  comprise a separate  account of Security  Benefit  called the SBL Variable
Annuity  Account VIII, or to the Fixed  Account.  Each  Subaccount  invests in a corresponding  Series  of SBL  Fund  (the  "Fund").  The  Subaccounts  currently available under the Contract are:

o  Equity (formerly Growth)          o  Global Total Return
o  Large Cap Value                   o  Managed Asset
   (formerly Growth-Income)             Allocation
o  Money Market                      o  Equity Income
o  Global (formerly                  o  High Yield
   Worldwide Equity)                 o  Small Cap Value
o  Diversified Income (formerly      o  Social Awareness
   High Grade Income)                o  Technology
o  Large Cap Growth                  o  Mid Cap Value
o  Enhanced Index                       (formerly Value)
o  International                     o  Main Street Growth
o  Mid Cap Growth                       and Income(R)
   (formerly Mid Cap)                o  Small Cap Growth
o  Global Strategic Income              (formerly Small Cap)
o  Capital Growth                    o  Select 25

     Amounts  allocated to the Fixed Account will accrue  interest at rates that are paid by  Security  Benefit as  described  in "The Fixed  Account,"  page 24.
Contract Value in the Fixed Account is guaranteed by Security Benefit.

     Amounts that you allocate to  Subaccounts  under a Contract will vary based on investment  performance  of the  Subaccounts.  No minimum  amount of Contract
Value is guaranteed.

     When you are ready to  receive  annuity  payments,  the  Contract  provides several options for annuity payments. See "Annuity Option," page 23.

     You may return a Contract  according to the terms of its  Free-Look  Right.
(See "Free-Look Right," page 21.)

     This Prospectus concisely sets forth information about the Contract and the
Separate  Account  that you should  know before  purchasing  the  Contract.  The
"Statement of Additional  Information,"  dated May 1, 2002, which has been filed with the Securities and Exchange  Commission ("SEC") contains certain additional information.  The Statement of Additional Information, as it may be supplemented from time to time, is  incorporated  by reference  into this  Prospectus  and is available  at no charge by  writing  Security  Benefit at One  Security  Benefit
Place, Topeka, Kansas 66636 or by calling 1-800-888-2461.  The table of contents of the  Statement  of  Additional  Information  is set  forth on page 39 of this
Prospectus.

     The  SEC  maintains  a web  site  (http://www.sec.gov)  that  contains  the
Statement of  Additional  Information,  material  incorporated  by reference and other information regarding companies that file electronically with the SEC.

--------------------------------------------------------------------------------
     THE  SECURITIES  AND EXCHANGE  COMMISSION  HAS NOT APPROVED OR  DISAPPROVED
THESE  SECURITIES OR DETERMINED IF THE  PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT  PROSPECTUS FOR SBL FUND. YOU
SHOULD READ THE PROSPECTUSES CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.

     THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR GUARANTEED BY
THE FEDERAL DEPOSIT INSURANCE  CORPORATION OR ANY OTHER GOVERNMENT  AGENCY.  THE
VALUE OF YOUR CONTRACT WILL GO UP AND DOWN AND YOU COULD LOSE MONEY.

DATE:  MAY 1, 2002

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS

INFORMATION ABOUT SECURITY BENEFIT, THE SEPARATE

     Series W (Main Street Growth

     Option 2--Life Income with Guaranteed Payment of
       5, 10, 15 or 20 Years.........................   24
     Option 3--Life with Installment
       Refund Option.................................   24
     Option 4--Joint and Last Survivor...............   24
     Option 5--Payments for a Specified Period.......   24
     Option 6--Payments of a Specified Amount........   24
     Value of Variable Annuity Payments:

   TRANSFERS AND WITHDRAWALS

   RESTRICTIONS ON WITHDRAWALS
     FROM QUALIFIED PLANS............................   28
   RESTRICTIONS UNDER THE TEXAS
     OPTIONAL RETIREMENT PROGRAM.....................   29

FEDERAL TAX MATTERS..................................   29
   INTRODUCTION......................................   29
   TAX STATUS OF SECURITY BENEFIT

   INCOME TAXATION OF ANNUITIES IN
     GENERAL--NON-QUALIFIED PLANS....................   30
     Surrenders or Withdrawals
       Prior to the Annuity Start Date...............   30
     Surrenders or Withdrawals on
       or after Annuity Start Date...................   31
     Penalty Tax on Certain Surrenders

     Transfers, Assignments or

   CHANGES TO COMPLY WITH

APPENDIX A - IRA Disclosure Statement
APPENDIX B - Roth IRA Disclosure Statement

--------------------------------------------------------------------------------
YOU MAY NOT BE ABLE TO  PURCHASE  THE  CONTRACT  IN YOUR  STATE.  YOU SHOULD NOT
CONSIDER  THIS  PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY
OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON  INFORMATION  CONTAINED IN THIS
PROSPECTUS OR TO WHICH WE HAVE REFERRED  YOU. WE HAVE NOT  AUTHORIZED  ANYONE TO
PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.
--------------------------------------------------------------------------------

DEFINITIONS

     Various terms commonly used in this Prospectus are defined as follows:

     ACCUMULATION  PERIOD -- The  period  commencing  on the  Contract  Date and ending  on the  Annuity  Start  Date or,  if  earlier,  when you  terminate  the
Contract,  either through a full withdrawal,  payment of charges,  or payment of the death benefit proceeds.

     ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

     ANNUITANT -- The person that you designate to receive annuity payments.  If you  designate  Joint  Annuitants,  "Annuitant"  means  both  Annuitants  unless otherwise stated.

     ANNUITY -- A series of periodic income payments made by Security Benefit to an Annuitant, Joint Annuitant, or Beneficiary during the period specified in the
Annuity Option.

     ANNUITY OPTIONS -- Options under the Contract that prescribe the provisions under which a series of annuity payments is made.

     ANNUITY  PERIOD -- The period  beginning  on the Annuity  Start Date during which  annuity  payments  are  made.

     ANNUITY START DATE -- The date when annuity payments are to begin.

     AUTOMATIC  INVESTMENT  PROGRAM  -- A  program  pursuant  to which  purchase payments are  automatically  paid from your bank  account on a specified  day of each month.

     CONTRACT DATE -- The date shown as the Contract Date in a Contract.  Annual
Contract  anniversaries  are measured from the Contract  Date. It is usually the date that your initial purchase payment is credited to the Contract.

     CONTRACT DEBT -- The unpaid loan balance including accrued loan interest.

     CONTRACTOWNER OR OWNER -- The person entitled to the ownership rights under the Contract and in whose name the Contract is issued.

     CONTRACT  VALUE -- The total value of a Contract,  which  includes  amounts allocated  to the  Subaccounts  and the Fixed  Account as well as any amount set aside in the loan account to secure loans as of any Valuation Date.

     CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

     DESIGNATED BENEFICIARY -- The person having the right to the death benefit, if any,  payable  upon the  death of the  Owner or the Joint  Owner  during  the
Accumulation  Period.  The  Designated  Beneficiary  is the first  person on the following  list who is alive  on the  date of  death of the  Owner or the  Joint
Owner:  the Owner,  the Joint  Owner;  the Primary  Beneficiary;  the  Secondary
Beneficiary;  the  Annuitant;  or if none of the above are  alive,  the  Owner's
Estate.

     FIXED  ACCOUNT -- An account  that is part of  Security  Benefit's  General
Account to which you may allocate all or a portion of your Contract  Value to be held for accumulation at fixed rates of interest (which may not be less than 3%)
declared periodically by Security Benefit.

     GENERAL  ACCOUNT  -- All  assets  of  Security  Benefit  other  than  those allocated to the Separate  Account or to any other separate  account of Security
Benefit.

     HOME OFFICE-- The Annuity  Administration  Department of Security  Benefit,
P.O. Box 750497, Topeka, Kansas 66675-0497.

     PURCHASE  PAYMENT-- An amount paid to Security Benefit as consideration for the Contract.

     SBL FUND-- An open-end  management  investment company commonly referred to as a mutual fund.

     SEPARATE  ACCOUNT--  The SBL  Variable  Annuity  Account  VIII.  A separate
account  of  Security  Benefit  that  consists  of  accounts,   referred  to  as
Subaccounts, each of which invests in a corresponding Series of SBL Fund.

     SUBACCOUNT -- A division of the Separate  Account of Security Benefit which invests in a corresponding series of SBL Fund. Currently, twenty-two Subaccounts are available under the Contract.

     VALUATION DATE -- Each date on which the Separate Account is valued,  which currently  includes  each  day  that the New  York  Stock  Exchange  is open for trading.  The New York Stock Exchange is closed on weekends and on the following holidays:  New Year's Day,  Martin Luther King, Jr. Day,  Presidents'  Day, Good
Friday,  Memorial  Day,  Independence  Day,  Labor Day,  Thanksgiving  Day,  and
Christmas Day.

     VALUATION PERIOD -- A period used in measuring the investment experience of each  Subaccount of the Separate  Account.  The  Valuation  Period begins at the close  of one  Valuation  Date and  ends at the  close  of the  next  succeeding
Valuation Date.

     WITHDRAWAL VALUE -- The amount you will receive upon full withdrawal of the
Contract.  It is  equal  to  Contract  Value  less  any  Contract  Debt  and any uncollected premium taxes.

SUMMARY

     This summary provides a brief overview of the more  significant  aspects of the Contract.  Further detail is provided in this  Prospectus,  the Statement of
Additional  Information,   and  the  Contract.   Unless  the  context  indicates
otherwise,  the  discussion in this summary and the remainder of the  Prospectus relate to the portion of the Contract involving the Separate Account.  The Fixed
Account is briefly  described  under  "The  Fixed  Account,"  page 24 and in the
Contract.

PURPOSE OF THE CONTRACT -- The individual  flexible  purchase  payment  deferred variable annuity contract ("Contract")  described in this Prospectus is designed to give you flexibility in planning for retirement and other financial goals.

     You may purchase the Contract as a non-tax qualified retirement plan for an individual  ("Non-Qualified  Plan").  You may also  purchase  the Contract on an individual  basis in connection  with a retirement  plan qualified under Section
401, 403(b),  408, 408A or 457 of the Internal Revenue Code of 1986, as amended.
These plans are sometimes referred to in this Prospectus as "Qualified Plans."

THE SEPARATE ACCOUNT AND SBL FUND -- The Separate  Account is currently  divided into twenty-two  accounts  referred to as Subaccounts.  See "Separate  Account,"
page 13. Each Subaccount invests exclusively in shares of a corresponding Series of SBL Fund.  The Series of SBL Fund,  each of which has a different  investment objective or objectives,  are as follows: Equity Series, Large Cap Value Series,
Money Market Series, Global Series,  Diversified Income Series, Large Cap Growth
Series,  Enhanced  Index Series,  International  Series,  Mid Cap Growth Series,
Global  Strategic  Income Series,  Capital  Growth  Series,  Global Total Return
Series,  Managed  Asset  Allocation  Series,  Equity Income  Series,  High Yield
Series, Small Cap Value Series, Social Awareness Series,  Technology Series, Mid
Cap Value  Series,  Main Street Growth and  Income(R)  Series,  Small Cap Growth
Series and Select 25 Series.  See "SBL Fund," page 14. You may allocate all or a part of your purchase payments to the Subaccounts.  Amounts that you allocate to the  Subaccounts  will  increase or decrease in dollar  value  depending  on the investment  performance  of the  Series  of SBL  Fund in which  such  Subaccount invests. You bear the investment risk for amounts allocated to a Subaccount.

FIXED ACCOUNT -- You may allocate all or a part of your purchase payments to the
Fixed Account, which is part of Security Benefit's General Account. Amounts that you  allocate to the Fixed  Account  earn  interest at rates  determined  at the discretion of Security Benefit and guaranteed to be at least an effective annual rate of 3.0%. See "The Fixed Account," page 24.

PURCHASE  PAYMENTS -- The minimum initial  purchase  payment is $25,000 ($25 for employees  of The Texas A&M system).  Thereafter,  you may choose the amount and frequency  of purchase  payments,  except that the minimum  subsequent  purchase payment is $1,000 ($25 for  employees  of The Texas A&M system).  See  "Purchase
Payments," page 17.

CONTRACT  BENEFITS -- You may transfer  Contract Value among the Subaccounts and to and from the Fixed Account,  subject to certain  restrictions as described in
"The Contract," page 16 and "The Fixed Account," page 24.

     At any time before the Annuity Start Date, you may surrender a Contract for its Withdrawal  Value, and may make partial  withdrawals,  including  systematic withdrawals from Contract Value,  subject to certain  restrictions  described in
"The Fixed  Account," page 24. See "Full and Partial  Withdrawals,"  page 19 and
"Federal Tax Matters," page 29 for more information about withdrawals, including the 10%  penalty  tax that may be  imposed  upon  full and  partial  withdrawals
(including systematic withdrawals) made prior to the Owner attaining age 59 1/2.

     The Contract provides for a death benefit upon the death of the Owner prior to the Annuity Start Date. See "Death  Benefit,"  page 21 for more  information.
The Contract  provides for several Annuity Options on either a variable basis, a fixed basis, or both.  Security  Benefit  guarantees  annuity payments under the fixed Annuity Options. See "Annuity Period," page 23.

FREE-LOOK  RIGHT -- You may return the  Contract  within the  Free-Look  Period, which is generally a ten-day period beginning when you receive the Contract.  In this event,  Security Benefit will refund to you purchase payments  allocated to the Fixed Account plus the Contract  Value in the  Subaccounts  plus any charges deducted from Contract Value in the  Subaccounts.  Security  Benefit will refund purchase payments allocated to the Subaccounts rather than the Contract Value in those states and circumstances where it is required to do so.

CHARGES AND  DEDUCTIONS  --  Security  Benefit  does not deduct  sales load from purchase  payments before allocating them to the Contract Value and no surrender charge is assessed upon  withdrawal or surrender of a Contract.  Certain charges will be deducted in connection with the Contract as described below.

     MORTALITY AND EXPENSE RISK CHARGE.  Security Benefit deducts a daily charge from the assets of each  Subaccount  for mortality and expense risks equal to an annual  rate of  1.25%  of each  Subaccount's  average  daily  net  assets.  See
"Mortality and Expense Risk Charge," page 22.

     ADMINISTRATIVE  CHARGE.  Security  Benefit  deducts a daily  administrative charge equal to an annual rate of 0.15% of each  Subaccount's  average daily net assets.  Security  Benefit  does not assess the  administration  charge  against
Contract Value which is applied under Annuity  Options 1-4. See  "Administrative
Charge," page 22.

     PREMIUM  TAX  CHARGE.  Security  Benefit  assesses a premium  tax charge to reimburse  itself  for any  premium  taxes that it incurs  with  respect to this
Contract.  This charge will  usually be deducted on  annuitization  or upon full withdrawal  if a  premium  tax  was  incurred  by  Security  Benefit  and is not refundable.  Partial  withdrawals,  including  systematic  withdrawals,  may  be subject to a premium tax charge if a premium  tax is incurred on the  withdrawal by Security  Benefit and is not refundable.  Security Benefit reserves the right to deduct such taxes when due or anytime thereafter. Premium tax rates currently range from 0% to 3.5%. See "Premium Tax Charge," page 22.

     OTHER  EXPENSES.  Security  Benefit  pays  the  operating  expenses  of the
Separate Account.  Investment  advisory fees and operating  expenses of SBL Fund are  paid by the  Fund  and are  reflected  in the net  asset  value of the Fund shares. For a description of these charges and expenses,  see the Prospectus for
SBL Fund.

CONTACTING SECURITY BENEFIT -- You should direct all written requests,  notices, and forms  required by the Contract  and any  questions or inquiries to Security
Benefit Life Insurance Company, P.O. Box 750497, Topeka, Kansas 66675-0497 or by
phone by calling (785) 438-3112 or 1-800-888-2461, extension 3112.

EXPENSE TABLE

     The  purpose of this table is to assist you in  understanding  the  various costs and expenses  that you will bear  directly and  indirectly if you allocate
Contract Value to the Subaccounts.  The table reflects any contractual  charges, expenses of the  Separate  Account,  and charges and  expenses of SBL Fund.  The
table  does  not  reflect   premium   taxes  that  may  be  imposed  by  various
jurisdictions.  See "Premium Tax Charge," page 22. The information  contained in the table is not applicable to amounts allocated to the Fixed Account.

     For a complete description of a Contract's costs and expenses, see "Charges and  Deductions,"  page 22. For a more complete  description of SBL Fund's costs and expenses, see the SBL Fund prospectus, which accompanies this Prospectus.

-----------------------------------------------------------
CONTRACTUAL EXPENSES
-----------------------------------------------------------
Sales Load on Purchase Payments                   None
Contingent Deferred Sales Charge                  None
Transfer Fee (per transfer)                       None
-----------------------------------------------------------

-----------------------------------------------------------
ANNUAL SEPARATE ACCOUNT EXPENSES (as a percentage of each
Subaccount's average daily net assets)
-----------------------------------------------------------
Annual Mortality and Expense Risk Charge          1.25%
Annual Administrative Charge                      0.15%
                                                  ----
Total Separate Account Annual Expenses            1.40%
-----------------------------------------------------------

-------------------------------------------------------------------------------------
ANNUAL SBL FUND EXPENSES (as a percentage of each Series' average daily net assets)
-------------------------------------------------------------------------------------
                                        BROKERAGE
                                          PLAN                              TOTAL
                                      DISTRIBUTION                            SBL
                           ADVISORY    (12b-1)(1)           OTHER             FUND
                             FEE          FEES            EXPENSES          EXPENSES

Equity
 (Series A)                0.75%          0.01%             0.07%             0.83%
Large Cap Value
 (Series B)                0.75%          0.10%             0.08%             0.93%
Money Market
 (Series C)                0.50%          0.00%             0.08%             0.58%
Global
 (Series D)                1.00%          0.00%             0.20%             1.20%
Diversified Income
 (Series E)                0.75%          0.00%             0.08%             0.83%
Large Cap Growth
 (Series G)                1.00%          0.01%             0.22%             1.23%
Enhanced Index
 (Series H)                0.75%          0.00%             0.16%             0.91%
International
 (Series I)                1.10%          0.00%             1.15%             2.25%
Mid Cap Growth
 (Series J)                0.75%          0.01%             0.08%             0.84%
Global Strategic
 Income (Series K)         0.75%          0.00%             0.78%             1.53%
Capital Growth
 (Series L)                1.00%          0.00%             0.20%             1.20%
Global Total Return
 (Series M)                1.00%          0.00%             0.53%             1.53%
Managed Asset
 Allocation (Series N)     1.00%          0.00%             0.25%             1.25%
Equity Income
 (Series O)                1.00%          0.04%             0.04%             1.08%
High Yield Series
 (Series P)                0.75%          0.00%             0.11%             0.86%
Small Cap Value
 (Series Q)                1.00%          0.00%             0.18%             1.18%
Social Awareness
 (Series S)                0.75%          0.00%             0.08%             0.83%
Technology
 (Series T)                1.00%          0.00%             0.46%             1.46%
Mid Cap Value
 (Series V)                0.75%          0.02%             0.08%             0.85%
Main Street Growth
 and Income(R)(Series W)   1.00%          0.00%             0.25%             1.25%
Small Cap Growth
 (Series X)                1.00%          0.00%             0.15%             1.15%
Select 25
 (Series Y)                0.75%          0.00%             0.13%             0.88%
-------------------------------------------------------------------------------------
1.  Amounts included as distribution expenses under this caption are the amounts received  by the Fund's  distributor  under the  Brokerage  Plan in the last fiscal year in connection  with the purchase and sale of securities  held by the Fund.

--------------------------------------------------------------------------------

EXAMPLES -- The examples presented below show the expenses that you would pay at the end of one, three,  five or ten years.  The examples assume that any waivers or  reimbursement  of  expenses  currently  in effect,  remain in effect for the period shown.  The  information  presented  applies if, at the end of those time periods,  the Contract is (1)  surrendered,  or (2)  annuitized or otherwise not surrendered.  The examples show  expenses  based upon an allocation of $1,000 to each of the Subaccounts and a hypothetical return of 5%.

     YOU SHOULD NOT  CONSIDER  THE EXAMPLES  BELOW A  REPRESENTATION  OF PAST OR
FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE 5%
RETURN  ASSUMED IN THE EXAMPLES IS  HYPOTHETICAL  AND SHOULD NOT BE CONSIDERED A
REPRESENTATION  OF PAST OR FUTURE ACTUAL  RETURNS,  WHICH MAY BE GREATER OR LESS
THAN THE ASSUMED AMOUNT.

     Example -- You would pay the expenses shown below assuming full  withdrawal of the Contract at the end of the applicable time period:

---------------------------------------------------------------------------------
                                     1 YEAR     3 YEARS      5 YEARS     10 YEARS
---------------------------------------------------------------------------------
Equity Subaccount                       $23      $  70         $119        $256
---------------------------------------------------------------------------------

Large Cap Value Subaccount               24         73          125         267
---------------------------------------------------------------------------------
Money Market Subaccount                  20         62          107         231
---------------------------------------------------------------------------------
Global Subaccount                        26         81          138         293
---------------------------------------------------------------------------------
Diversified Income Subaccount            23         70          119         256
---------------------------------------------------------------------------------
Large Cap Growth Subaccount              27         82          140         296
---------------------------------------------------------------------------------
Enhanced Index Subaccount                23         72          124         265
---------------------------------------------------------------------------------
International Subaccount                 37        112          189         391
---------------------------------------------------------------------------------
Mid Cap Growth Subaccount                23         70          120         257
---------------------------------------------------------------------------------
Global Strategic Income Subaccount       30         91          154         325
---------------------------------------------------------------------------------
Capital Growth Subaccount                26         81          138         293
---------------------------------------------------------------------------------
Global Total Return Subaccount           30         91          154         325
---------------------------------------------------------------------------------
Managed Asset Allocation
 Subaccount                              27         82          141         298
---------------------------------------------------------------------------------
Equity Income Subaccount                 25         77          132         282
---------------------------------------------------------------------------------
High Yield Subaccount                    23         71          121         260
---------------------------------------------------------------------------------
Small Cap Value Subaccount               26         80          137         291
---------------------------------------------------------------------------------
Social Awareness Subaccount              23         70          119         256
---------------------------------------------------------------------------------
Technology Subaccount                    29         89          151         319
---------------------------------------------------------------------------------
Mid Cap Value Subaccount                 23         70          120         258
---------------------------------------------------------------------------------
Main Street Growth and
 Income(R)Subaccount                     27         82          141         298
---------------------------------------------------------------------------------
Small Cap Growth Subaccount              26         79          136         289
---------------------------------------------------------------------------------
Select 25 Subaccount                     23         71          122         262

---------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

     The following condensed financial  information  presents  accumulation unit values for the years ended December 31, 2001,  2000,  1999, 1998, 1997, 1996 and the period April 4, 1995 (date of inception)  through December 31, 1995, as well as ending accumulation units outstanding under each Subaccount.

--------------------------------------------------------------------------------------
                                       2001        2000(4)      1999(3)       1998
--------------------------------------------------------------------------------------
EQUITY SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $22.99      $26.71      $25.06       $20.26
   End of period..................       $20.08      $22.99      $26.71       $25.06
Accumulation units outstanding at
the end of period.................    4,310,974   4,655,419   5,225,093    4,778,310
--------------------------------------------------------------------------------------
LARGE CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $18.08      $19.65      $19.58       $18.46
   End of period..................       $16.82      $18.08      $19.65       $19.58
Accumulation units outstanding at
the end of period.................    2,623,675   2,644,783   3,145,165    3,161,657
--------------------------------------------------------------------------------------
MONEY MARKET SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $12.43      $11.89      $11.51       $11.12
   End of period..................       $12.72      $12.43      $11.89       $11.51
Accumulation units outstanding at
the end of period.................    3,464,613   3,053,396   2,554,229    2,099,523
--------------------------------------------------------------------------------------
GLOBAL SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $25.43      $24.88      $16.43       $13.87
   End of period..................       $22.00      $25.43      $24.88       $16.43
Accumulation units outstanding at
the end of period.................    3,107,087   3,280,764   2,659,740    2,293,514
--------------------------------------------------------------------------------------
DIVERSIFIED INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $13.28      $12.40      $13.07       $12.27
   End of period..................       $14.03      $13.28      $12.40       $13.07
Accumulation units outstanding at
the end of period.................    3,187,184   2,487,735   2,665,337    2,409,250
--------------------------------------------------------------------------------------
LARGE CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............      $  7.90      $10.00         ---          ---
   End of period..................      $  6.59     $  7.90         ---          ---
Accumulation units outstanding at
the end of period.................      642,709     320,615         ---          ---
--------------------------------------------------------------------------------------
ENHANCED INDEX SUBACCOUNT
Accumulation unit value:
   Beginning of period............      $  9.85      $11.13      $10.00          ---
   End of period..................      $  8.45     $  9.85      $11.13          ---
Accumulation units outstanding at
the end of period.................    1,519,829   1,380,537     525,132          ---
--------------------------------------------------------------------------------------
INTERNATIONAL SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.11      $12.88      $10.00          ---
   End of period..................      $  7.53      $10.11      $12.88          ---
Accumulation units outstanding at
the end of period.................      574,736     497,305     130,329          ---
--------------------------------------------------------------------------------------
MID CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $34.99      $30.38      $19.04       $16.37
   End of period..................       $29.36      $34.99      $30.38       $19.04
Accumulation units outstanding at
the end of period.................    2,373,290   2,530,167   1,782,076    1,468,017
--------------------------------------------------------------------------------------
GLOBAL STRATEGIC INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $13.38      $13.07      $13.10       $12.43
   End of period..................       $14.01      $13.38      $13.07       $13.10
Accumulation units outstanding at
the end of period.................      374,310     344,549     316,616      364,793
--------------------------------------------------------------------------------------
CAPITAL GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............      $  7.97      $10.00         ---          ---
   End of period..................      $  6.71       $7.97         ---          ---
Accumulation units outstanding at
the end of period.................    1,071,566     477,217         ---          ---
--------------------------------------------------------------------------------------
GLOBAL TOTAL RETURN SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $13.79      $15.63      $13.90       $12.52
   End of period..................       $11.82      $13.79      $15.63       $13.90
Accumulation units outstanding at
the end of period.................      622,441     758,977     891,708    1,063,148
--------------------------------------------------------------------------------------
MANAGED ASSET ALLOCATION
 SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $17.06      $17.46      $16.14       $13.82
   End of period..................       $15.97      $17.06      $17.46       $16.14
Accumulation units outstanding at
the end of period.................    2,386,006   2,415,691   2,496,544    1,927,318
--------------------------------------------------------------------------------------
EQUITY INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $21.15      $19.00      $18.69       $17.38
   End of period..................       $21.13      $21.15      $19.00       $18.69
Accumulation units outstanding at
the end of period.................    2,774,784   2,878,011   3,406,579    3,562,159
--------------------------------------------------------------------------------------
HIGH YIELD SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.99      $12.35      $12.36       $11.84
   End of period..................       $12.34      $11.99      $12.35       $12.36
Accumulation units outstanding at
the end of period.................    1,322,510   1,308,531   1,097,087      945,133
--------------------------------------------------------------------------------------
SMALL CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.64      $10.00         ---          ---
   End of period..................       $12.81      $10.64         ---          ---
Accumulation units outstanding at
the end of period.................    1,068,094     215,945         ---          ---
--------------------------------------------------------------------------------------
SOCIAL AWARENESS SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $22.88      $26.64      $23.04       $17.78
   End of period..................       $19.61      $22.88      $26.64       $23.04
Accumulation units outstanding at
the end of period.................    1,581,499   1,877,922   1,693,412    1,140,285
--------------------------------------------------------------------------------------
TECHNOLOGY SUBACCOUNT
Accumulation unit value:
   Beginning of period............      $  6.07      $10.00         ---          ---
   End of period..................      $  4.54     $  6.07         ---          ---
Accumulation units outstanding at
the end of period.................      974,870     595,424         ---          ---
--------------------------------------------------------------------------------------
MID CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $23.12      $17.53      $14.96       $13.01
   End of period..................       $25.33      $23.12      $17.53       $14.96
Accumulation units outstanding at
the end of period.................    2,623,498   2,349,040   1,674,949    1,108,840
--------------------------------------------------------------------------------------
MAIN STREET GROWTH AND INCOME(R)
 SUBACCOUNT
Accumulation unit value:
   Beginning of period............      $  8.93      $10.00         ---          ---
   End of period..................      $  7.93     $  8.93         ---          ---
Accumulation units outstanding at
the end of period.................    1,136,672     651,616         ---          ---
--------------------------------------------------------------------------------------
SMALL CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $17.45      $19.39      $10.50      $  9.55
   End of period..................       $12.41      $17.45      $19.39       $10.50
Accumulation units outstanding at
the end of period.................    1,742,258   1,874,270     955,644      280,763
--------------------------------------------------------------------------------------
SELECT 25 SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.14      $12.25      $10.00          ---
   End of period..................      $  9.00      $10.14      $12.25          ---
Accumulation units outstanding at
the end of period.................    2,177,133   2,264,302   1,016,866          ---
--------------------------------------------------------------------------------------

-------------------------------------------------------------------------
                                       1997(2)       1996       1995(1)
-------------------------------------------------------------------------
EQUITY SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $15.96      $13.20      $10.00
   End of period..................       $20.26      $15.96      $13.20
Accumulation units outstanding at
the end of period.................    3,449,970   1,987,463     289,693
-------------------------------------------------------------------------
LARGE CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $14.80      $12.70      $10.00
   End of period..................       $18.46      $14.80      $12.70
Accumulation units outstanding at
the end of period.................    2,571,374   1,388,519     248,974
-------------------------------------------------------------------------
MONEY MARKET SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.72      $10.35      $10.00
   End of period..................       $11.12      $10.72      $10.35
Accumulation units outstanding at
the end of period.................    1,754,200   1,520,180     288,907
-------------------------------------------------------------------------
GLOBAL SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $13.21      $11.42      $10.00
   End of period..................       $13.87      $13.21      $11.42
Accumulation units outstanding at
the end of period.................    1,835,594   1,183,160     126,206
-------------------------------------------------------------------------
DIVERSIFIED INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.31      $11.56      $10.00
   End of period..................       $12.27      $11.31      $11.56
Accumulation units outstanding at
the end of period.................    1,607,065   1,631,708     240,306
-------------------------------------------------------------------------
LARGE CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
ENHANCED INDEX SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
INTERNATIONAL SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
MID CAP GROWTH SUBACCOUNT
Accumulation unit value
   Beginning of period............       $13.84      $11.89      $10.00
   End of period..................       $16.37      $13.84      $11.89
Accumulation units outstanding at
the end of period.................    1,234,228     772,390     133,581
-------------------------------------------------------------------------
GLOBAL STRATEGIC INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.96      $10.67      $10.00
   End of period..................       $12.43      $11.96      $10.67
Accumulation units outstanding at
the end of period.................      382,445     328,077      84,477
-------------------------------------------------------------------------
CAPITAL GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
GLOBAL TOTAL RETURN SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.96      $10.62      $10.00
   End of period..................       $12.52      $11.96      $10.62
Accumulation units outstanding at
the end of period.................    1,454,825   1,361,078     471,091
-------------------------------------------------------------------------
MANAGED ASSET ALLOCATION
 SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $11.84      $10.64      $10.00
   End of period..................       $13.82      $11.84      $10.64
Accumulation units outstanding at
the end of period.................    1,213,323     715,033     231,852
-------------------------------------------------------------------------
EQUITY INCOME SUBACCOUN
Accumulation unit value:
   Beginning of period............       $13.73      $11.61      $10.00
   End of period..................       $17.38      $13.73      $11.61
Accumulation units outstanding at
the end of period.................    3,117,060   1,764,015     267,317
-------------------------------------------------------------------------
HIGH YIELD SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.00         ---         ---
   End of period..................       $11.84         ---         ---
Accumulation units outstanding at
the end of period.................      316,416         ---         ---
-------------------------------------------------------------------------
SMALL CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
SOCIAL AWARENESS SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $14.69      $12.56      $10.00
   End of period..................       $17.78      $14.69      $12.56
Accumulation units outstanding at
the end of period.................      541,120     220,549      37,149
-------------------------------------------------------------------------
TECHNOLOGY SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
MID CAP VALUE SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.00         ---         ---
   End of period..................       $13.01         ---         ---
Accumulation units outstanding at
the end of period.................      372,693         ---         ---
-------------------------------------------------------------------------
MAIN STREET GROWTH AND INCOME(R)
 SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
SMALL CAP GROWTH SUBACCOUNT
Accumulation unit value:
   Beginning of period............       $10.00         ---         ---
   End of period..................      $  9.55         ---         ---
Accumulation units outstanding at
the end of period.................       25,182         ---         ---
-------------------------------------------------------------------------
SELECT 25 SUBACCOUNT
Accumulation unit value:
   Beginning of period............          ---         ---         ---
   End of period..................          ---         ---         ---
Accumulation units outstanding at
the end of period.................          ---         ---         ---
-------------------------------------------------------------------------
1.  Global Strategic Income Subaccount, Global Total Return Subaccount,  Managed
    Asset Allocation  Subaccount and Equity Income  Subaccount for the period of
    June 1,  1995  (inception)  through  December  31,  1995.
2.  Mid Cap Value  Subaccount  for the period July 3, 1997  (inception)  through
    December 31, 1997.  Small Cap Growth  Subaccount  for the period October 15,
    1997 (inception) through December 31, 1997.
3.  Accumulation  Unit  Values  for  Enhanced  Index  Subaccount,  International
    Subaccount and Select 25 Subaccount are for the period May 3, 1999 (the date the Subaccounts were first publicly offered) through December 31, 1999.
4.  Large Cap Growth  Subaccount,  Capital  Growth  Subaccount,  Small Cap Value
    Subaccount,  Technology  Subaccount  and Main  Street  Growth and  Income(R)
    Subaccount for the period May 1, 2000 (inception) through December 31, 2000.

--------------------------------------------------------------------------------

INFORMATION ABOUT SECURITY BENEFIT, THE SEPARATE ACCOUNT, AND SBL FUND

SECURITY BENEFIT LIFE INSURANCE  COMPANY -- Security Benefit is a life insurance company  organized  under  the laws of the  State of  Kansas.  It was  organized originally as a fraternal  benefit society and commenced  business  February 22,
1892.  It became a mutual  life  insurance  company  under its  present  name on
January 2, 1950.

     On July 31, 1998,  Security Benefit  converted from a mutual life insurance company to a stock life  insurance  company  ultimately  controlled  by Security
Benefit Mutual Holding  Company,  a Kansas mutual  holding  company.  Membership interests  of  persons  who  were  Contractowners  as of July  31,  1998  became membership interests in Security Benefit Mutual Holding Company as of that date, and  persons  who  acquire  policies  from  Security  Benefit  after  that  date automatically become members in the mutual holding company.

     Security  Benefit  offers a complete  line of life  insurance  policies and annuity contracts,  as well as financial and retirement services. It is admitted to do business in the District of Columbia,  and in all states  except New York.
As of the end of 2001,  the  Company  had  total  assets of  approximately  $7.9 billion.  Together  with its  subsidiaries,  the  Company  has total funds under management of over $9.8 billion.

     The Principal Underwriter for the Contracts is Security Distributors,  Inc.
("SDI"),  One  Security  Benefit  Place,  Topeka,  Kansas  66636-0001.   SDI  is
registered as a broker/dealer  with the SEC and is a wholly-owned  subsidiary of
Security Benefit Group,  Inc., a financial services holding company wholly owned by Security Benefit.

PUBLISHED  RATINGS  --  Security  Benefit  may  from  time  to time  publish  in advertisements,  sales  literature  and  reports to Owners the ratings and other information  assigned to it by one or more independent rating organizations such as A. M. Best  Company and  Standard & Poor's.  The purpose of the ratings is to reflect the financial strength and/or claims-paying  ability of Security Benefit and should not be considered as bearing on the investment  performance of assets held in the Separate Account. Each year A. M. Best Company reviews the financial status  of  thousands  of  insurers,  culminating  in the  assignment  of Best's
Ratings.  These ratings reflect their current opinion of the relative  financial strength and operating  performance of an insurance company in comparison to the norms of the life/health  insurance  industry.  In addition,  the  claims-paying ability of the  Company as  measured  by  Standard  & Poor's  Insurance  Ratings
Services may be referred to in  advertisements or sales literature or in reports to Owners.  These  ratings are  opinions  of an  operating  insurance  company's financial capacity to meet the obligations of its insurance and annuity policies in  accordance  with their  terms.  Such  ratings do not reflect the  investment performance  of the Separate  Account or the degree of risk  associated  with an investment in the Separate Account.

SEPARATE  ACCOUNT -- Security  Benefit  established  the Separate  Account under
Kansas law on September 12, 1994. The Contract provides that the income,  gains, or losses of the Separate Account,  whether or not realized,  are credited to or charged  against  the assets of the  Separate  Account  without  regard to other income, gains, or losses of Security Benefit. Kansas law provides that assets in a separate account  attributable to the reserves and other liabilities under the contracts may not be charged with  liabilities  arising from any other  business that the  insurance  company  conducts if, and to the extent,  the  contracts so provide.  The  Contract  contains  such a provision.  Security  Benefit owns the assets in the Separate Account and is required to maintain  sufficient assets in the  Separate  Account  to meet  all  Separate  Account  obligations  under  the
Contracts.  Security  Benefit may  transfer to its General  Account  assets that exceed anticipated  obligations of the Separate Account. All obligations arising under the  Contracts  are general  corporate  obligations  of Security  Benefit.
Security  Benefit  may invest its own assets in the  Separate  Account for other purposes,  but not to support  contracts other than variable annuity  contracts, and may accumulate in the Separate  Account  proceeds from Contract  charges and investment results applicable to those assets.

     The Separate Account is currently divided into twenty-two Subaccounts.  The
Contract provides that income,  gains and losses,  whether or not realized,  are credited to, or charged against, the assets of each Subaccount without regard to the income,  gains or losses in the other  Subaccounts.  Each Subaccount invests exclusively in shares of a specific Series of SBL Fund.  Security Benefit may in the future establish additional  Subaccounts of the Separate Account,  which may invest in other  Series of SBL Fund or in other  securities,  mutual  funds,  or investment vehicles.

     The Separate  Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the
SEC does not involve  supervision by the SEC of the administration or investment practices of the Separate Account or of Security Benefit.

SBL FUND -- SBL Fund is an open-end management  investment company of the series type. It is registered with the SEC under the 1940 Act. Such  registration  does not involve  supervision by the SEC of the  investments or investment  policy of the Fund. SBL Fund currently has twenty-two separate portfolios ("Series"), each of which pursues different investment objectives and policies.

     Shares of the Fund  currently  are  offered  only for  purchase by separate accounts of Security Benefit to serve as an investment  medium for variable life insurance  policies  and for  variable  annuity  contracts  issued  by  Security
Benefit.  Thus,  SBL Fund serves as an investment  medium for both variable life insurance  policies  and  variable  annuity  contracts.  This is  called  "mixed funding." Shares of SBL Fund may also be sold in the future to separate accounts of other insurance  companies,  both affiliated and not affiliated with Security
Benefit.  This is called "shared  funding."  Security Benefit currently does not foresee any disadvantages to Contractowners  arising from either mixed or shared funding;  however, due to differences in tax treatment or other  considerations, it is theoretically  possible that the interests of owners of various  contracts for  which  SBL Fund  serves as an  investment  medium  might at some time be in conflict.  However,  Security  Benefit,  the Fund's Board of Directors,  and any
other  insurance  companies  that  participate in the SBL Fund in the future are required to monitor  events in order to identify  any  material  conflicts  that arise from the use of the Fund for mixed and/or shared funding. SBL Fund's Board of Directors is required to determine  what action,  if any,  should be taken in the event of such a conflict. If such a conflict were to occur, Security Benefit might be required  to withdraw  the  investment  of one or more of its  separate accounts  from  SBL  Fund.  This  might  force  the Fund to sell  securities  at disadvantageous prices.

     A summary of the  investment  objective  of each  Series of SBL Fund is set forth below.  We cannot assure that any Series will achieve its objective.  More detailed  information is contained in the  accompanying  prospectus of SBL Fund,
including   information  on  the  risks  associated  with  the  investments  and investment techniques of each Series.

     SBL  FUND'S  PROSPECTUS  ACCOMPANIES  THIS  PROSPECTUS  AND  SHOULD BE READ
CAREFULLY BEFORE INVESTING.

SERIES A (EQUITY  SERIES) -- Amounts that you allocate to the Equity  Subaccount are  invested  in  Series  A. The  investment  objective  of Series A is to seek long-term  capital  growth  by  investing  at least  80% of its net  assets in a broadly diversified  portfolio of equity securities,  which may include ADRs and convertible securities.

SERIES B (LARGE CAP VALUE  SERIES) -- Amounts that you allocate to the Large Cap
Value  Subaccount are invested in Series B. Series B seeks  long-term  growth of capital  by  investing  at least 80% of its net  assets in  large-capitalization value  companies.  The Series'  stock  investments  may include  common  stocks, preferred  stocks  and  convertible  securities  of both U.S.  issuers  and U.S.
dollar-denominated  foreign  issuers.  Series B may temporarily  invest in cash, government bonds or money market securities.

SERIES C (MONEY MARKET  SERIES) -- Amounts that you allocate to the Money Market
Subaccount are invested in Series C. The investment  objective of Series C is to provide  as high a level of  current  income as is  consistent  with  preserving capital.  It invests in high quality money market instruments with maturities of not longer than thirteen months.

SERIES D (GLOBAL  SERIES) -- Amounts that you allocate to the Global  Subaccount are  invested  in  Series  D. The  investment  objective  of Series D is to seek long-term growth of capital  primarily  through  investment in common stocks and equivalents of companies domiciled in foreign countries and the United States.

SERIES E  (DIVERSIFIED  INCOME  SERIES)  --  Amounts  that you  allocate  to the
Diversified Income Subaccount are invested in Series E. The investment objective of Series E is to provide  current  income with security of principal.  Series E seeks  to  achieve  this  investment  objective  by  investing  primarily  in  a diversified portfolio of investment-grade  debt securities.  The debt securities in which Series E invests will  primarily be domestic  securities,  but may also include dollar denominated foreign securities.

SERIES G (LARGE CAP GROWTH SERIES) -- Amounts that you allocate to the Large Cap
Growth Subaccount are invested in Series G. The investment objective of Series G is to seek long-term  capital growth by investing at least 80% of its net assets in common stock and other equity  securities of large  capitalization  companies
(defined as  companies  whose total  market  value is at least $5 billion at the time of purchase).

SERIES H (ENHANCED  INDEX  SERIES) -- Amounts  that you allocate to the Enhanced
Index Subaccount are invested in Series H. The investment  objective of Series H is to seek to outperform the S&P 500 Index through stock selection  resulting in different weightings of common stock relative to the index.

SERIES  I   (INTERNATIONAL   SERIES)  --  Amounts   that  you  allocate  to  the
International  Subaccount are invested in Series I. The investment  objective of
Series I is to seek long- term capital  appreciation  by investing  primarily in
non-U.S. equity securities and other securities with equity characteristics.

SERIES J (MID CAP GROWTH  SERIES) -- Amounts  that you  allocate  to the Mid Cap
Growth Subaccount are invested in Series J. The investment objective of Series J is to seek capital appreciation by investing at least 80% of its net assets in a diversified  portfolio of equity securities with market  capitalizations  of $10 billion or less at the time of investment.

SERIES K (GLOBAL  STRATEGIC  INCOME  SERIES) -- Amounts that you allocate to the
Global  Strategic  Income  Subaccount  are invested in Series K. The  investment objective  of  Series K is to seek  high  current  income  and,  as a  secondary objective,  capital  appreciation  by investing in a combination  of foreign and domestic debt securities,  including bonds, notes,  debentures,  preferred stock and high-yield securities (commonly known as "junk bonds").

SERIES L (CAPITAL  GROWTH  SERIES)--  Amounts  that you  allocate to the Capital
Growth Subaccount are invested in Series L. The investment objective of Series L is to  seek  growth  of  capital  by  pursuing  aggressive  investment  policies primarily in equity securities of U. S. companies.

SERIES M (GLOBAL TOTAL RETURN SERIES) -- Amounts that you allocate to the Global
Total Return  Subaccount are invested in Series M. The  investment  objective of
Series M is to seek high total return  consisting  of capital  appreciation  and current  income.  Series M seeks this  objective  through asset  allocation  and security selection by investing in a diversified  portfolio of global equity and fixed income securities.

SERIES N (MANAGED ASSET  ALLOCATION  SERIES) -- Amounts that you allocate to the
Managed Asset  Allocation  Subaccount  are invested in Series N. The  investment objective  of  Series N is to seek a high  level of total  return  by  investing primarily in a diversified portfolio of debt and equity securities.

SERIES O (EQUITY  INCOME  SERIES) --  Amounts  that you  allocate  to the Equity
Income Subaccount are invested in Series O. The investment objective of Series O is to seek to provide substantial  dividend income and also capital appreciation
by  investing   primarily  in  dividend-paying   common  stocks  of  established
companies.

SERIES P (HIGH  YIELD  SERIES) -- Amounts  that you  allocate  to the High Yield
Subaccount are invested in Series P. The investment  objective of Series P is to seek high current income and as a secondary  objective,  capital appreciation by investing  at least 80% of its net assets in higher  yielding,  higher risk debt securities (commonly known as "junk bonds").

SERIES Q (SMALL CAP VALUE  SERIES) -- Amounts that you allocate to the Small Cap
Value Subaccount are invested in Series Q. The investment  objective of Series Q is to seek  capital  growth  by  investing  at least  80% of its net  assets  in securities of small capitalization companies (defined as companies with a market capitalization  substantially  similar  to  that  of  companies  in the  Russell
2500(TM) Index at the time of investment).

SERIES S (SOCIAL  AWARENESS  SERIES) -- Amounts  that you allocate to the Social
Awareness  Subaccount  are  invested in Series S. The  investment  objective  of
Series S is to seek capital  appreciation  by  investing  in a  well-diversified portfolio  of  equity  securities  that the  Investment  Adviser  believes  have above-average  earnings  potential  and which meet  certain  established  social criteria.  The Series may also  invest in  companies  that are  included  in the
Domini 400 Social  IndexSM,  which  companies  will be deemed to comply with the
Series' social criteria.

SERIES T  (TECHNOLOGY  SERIES) -- Amounts  that you  allocate to the  Technology
Subaccount are invested in Series T. The investment  objective of Series T is to seek long-term capital  appreciation by investing at least 80% of its net assets in the equity securities of technology companies.

SERIES V (MID CAP VALUE  SERIES) --  Amounts  that you  allocate  to the Mid Cap
Value Subaccount are invested in Series V. The investment  objective of Series V is to seek  long-term  growth of  capital by  investing  at least 80% of its net
assets  in  a   diversified   portfolio   of  equity   securities   with  market
capitalizations  of $10  billion or less at the time of  investment.  The Series will invest in stocks  that the  Investment  Adviser  believes  are  undervalued relative to assets, earnings, growth potential or cash flow.

SERIES W (MAIN STREET GROWTH AND INCOME(R)  SERIES) -- Amounts that you allocate to the Main Street Growth and Income(R) Subaccount are invested in Series W. The investment  objective of Series W is to seek high total return  (which  includes growth in the value of its shares as well as  current  income)  from  equity and debt securities.

SERIES X (SMALL CAP GROWTH SERIES) -- Amounts that you allocate to the Small Cap
Growth Subaccount are invested in Series X. The investment objective of Series X is to seek  long-term  growth of  capital by  investing  at least 80% of its net assets in equity  securities  of  domestic  and  foreign  companies  with market capitalizations  substantially  similar  to that  of  companies  in the  Russell
2000(TM) Growth Index at the time of investment.

SERIES Y (SELECT  25  SERIES)  --  Amounts  that you  allocate  to the Select 25
Subaccount are invested in Series Y. The investment  objective of Series Y is to seek  long-term  growth of capital by  concentrating  its  investments in a core position  of 20-30  common  stocks  of growth  companies  which  have  exhibited consistent above average earnings growth.

THE  INVESTMENT  ADVISER --  Security  Management  Company,  LLC  located at One
Security Benefit Place,  Topeka,  Kansas 66636,  serves as Investment Adviser to each Series of SBL Fund. The Investment Adviser is registered with the SEC as an investment adviser.  The Investment Adviser has engaged The Dreyfus Corporation,
200 Park  Avenue,  New York,  New York  10166,  to provide  investment  advisory services to Large Cap Value Series; OppenheimerFunds,  Inc., 498 Seventh Avenue,
New York,  New York 10018,  to provide  investment  advisory  services to Global
Series and Main Street Growth and Income(R)  Series;  Deutsche Asset Management,
Inc., 280 Park Avenue, New York, New York 10017, to provide investment  advisory
services  to  Enhanced  Index  Series  and  International   Series;   Wellington
Management  Company,  LLP, 75 State  Street,  Boston,  Massachusetts  02109,  to
provide investment  advisory services to Global Strategic Income Series,  Global
Total Return Series and Technology  Series; T. Rowe Price Associates,  Inc., 100
East Pratt Street,  Baltimore,  Maryland 21202, to provide  investment  advisory services to Managed Asset  Allocation  Series and Equity Income  Series;  Strong
Capital  Management  Corporation,  900 Heritage  Reserve,  Menomonee,  Wisconsin
53051, to provide  investment  advisory  services to Small Cap Growth Series and
Small Cap Value Series; and Alliance Capital Management L.P., 1345 Avenue of the
Americas,  New York, New York 10105, to provide investment  advisory services to
Capital Growth Series.

THE CONTRACT

GENERAL -- Security Benefit issues the Contract  offered by this Prospectus.  It is an individual  flexible purchase payment deferred  variable  annuity.  To the extent  that you  allocate  all or a portion of your  purchase  payments  to the
Subaccounts,  the  Contract  is  significantly  different  from a fixed  annuity contract  in that it is the  Owner  under a  Contract  who  assumes  the risk of investment  gain or loss rather  than  Security  Benefit.  When you are ready to begin receiving annuity payments,  the Contract provides several Annuity Options on a variable  basis, a fixed basis or both beginning on the Annuity Start Date.
The amount  that will be  available  for  annuity  payments  will  depend on the investment  performance of the Subaccounts to which you have allocated  purchase payments  and the amount of interest  credited  on Contract  Value that you have allocated to the Fixed Account.

     The  Contract  is  available  for  purchase by an  individual  as a non-tax qualified retirement plan ("Non-Qualified  Plan"). The Contract is also eligible for purchase in connection with certain tax qualified retirement plans that meet the  requirements  of Section 401,  403(b),  408,  408A,  or 457 of the Internal
Revenue Code  ("Qualified  Plan").  Certain federal tax advantages are currently available to  retirement  plans that qualify as (1)  self-employed  individuals'
retirement  plans under Section 401, such as HR-10 and Keogh plans,  (2) pension or  profit-sharing  plans  established  by an  employer  for the  benefit of its employees  under Section 401, (3) individual  retirement  accounts or annuities, including  those  established  by an employer as a simplified  employee  pension plan, under Section 408, (4) annuity purchase plans of public school systems and
certain   tax-exempt   organizations   under  Section  403(b)  or  (5)  deferred
compensation  plans  for  employees  established  by a unit of a state  or local government or by a tax-exempt  organization  under Section 457. Joint Owners are permitted only on a Contract issued pursuant to a Non-Qualified Plan.

APPLICATION FOR A CONTRACT -- If you wish to purchase a Contract, you may submit an application and an initial purchase payment to Security  Benefit,  as well as any other form or  information  that  Security  Benefit  may  require.  Security
Benefit  reserves the right to reject an application or purchase payment for any reason,  subject to Security Benefit's underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

     The  maximum  age of an Owner or  Annuitant  for which a  Contract  will be issued is 90. If there are Joint  Owners or  Annuitants,  the maximum  issue age will be determined by reference to the older Owner or Annuitant.

PURCHASE  PAYMENTS -- The minimum initial purchase payment for the purchase of a
Contract is $25,000 ($25 for employees of The Texas A&M system). Thereafter, you may choose the  amount and  frequency  of  purchase  payments,  except  that the minimum  subsequent  purchase  payment is $1,000 ($25 for employees of The Texas
A&M system).  The minimum subsequent  purchase payment if you elect an Automatic
Investment  Program is also  $1,000.  Security  Benefit  may reduce the  minimum purchase payment  requirement  under certain  circumstances.  A purchase payment exceeding $1 million  will not be accepted  without  prior  approval of Security
Benefit.

     Security Benefit will apply the initial purchase payment not later than the end of the second  Valuation  Date after the  Valuation  Date it is  received by
Security Benefit;  provided that the purchase payment is preceded or accompanied by an application that contains  sufficient  information to establish an account and properly credit such purchase payment. The application form will be provided
by  Security   Benefit.   If  Security  Benefit  does  not  receive  a  complete
application,  Security  Benefit  will  notify  you  that it does  not  have  the necessary  information to issue a Contract.  If you do not provide the necessary information to Security  Benefit within five Valuation Dates after the Valuation
Date on which Security Benefit first receives the initial purchase payment or if
Security  Benefit  determines it cannot  otherwise issue the Contract,  Security
Benefit  will return the initial  purchase  payment to you unless you consent to
Security  Benefit  retaining the purchase  payment until the application is made complete.

     Security Benefit will credit subsequent  purchase payments as of the end of the Valuation  Period in which they are received by Security Benefit at its Home
Office.  Purchase payments after the initial purchase payment may be made at any time prior to the Annuity Start Date, so long as the Owner is living. Subsequent purchase payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Internal Revenue Code. Subsequent purchase payments may be paid  under an  Automatic  Investment  Program.  The  initial  purchase  payment required must be paid before the Automatic  Investment  Program will be accepted by Security Benefit.

ALLOCATION OF PURCHASE PAYMENTS -- In an application for a Contract,  you select the  Subaccounts  or the  Fixed  Account  to  which  purchase  payments  will be allocated.  Purchase  payments will be allocated  according to your instructions contained  in the  application  or more recent  instructions  received,  if any, except that no purchase  payment  allocation  is permitted  that would result in less than 1% of any payment being  allocated to any one  Subaccount or the Fixed
Account.  The  allocations  must be  whole  percentages  and  must  total  100%.
Available  allocation  alternatives  include the twenty-two  Subaccounts and the
Fixed Account.

     You may change the purchase payment allocation instructions by submitting a proper written  request to Security  Benefit's  Home Office.  A proper change in allocation  instructions  will be effective upon receipt by Security  Benefit at its Home  Office  and will  continue  in  effect  until  you  submit a change in instructions  to the  company.  You may make  changes in your  purchase  payment
allocation   and  changes  to  an  existing   Dollar  Cost  Averaging  or  Asset
Reallocation  Option by telephone provided the Telephone Transfer section of the application  or the proper  form is  completed,  signed,  and filed at  Security
Benefit's  Home Office.  Changes in the allocation of future  purchase  payments have no effect on existing Contract Value. You may,  however,  transfer Contract
Value among the  Subaccounts  and the Fixed  Account in the manner  described in
"Transfers of Contract Value," page 18.

DOLLAR COST AVERAGING  OPTION -- Prior to the Annuity Start Date, you may dollar cost  average  your  Contract  Value by  authorizing  Security  Benefit  to make periodic  transfers of Contract  Value from any one Subaccount to one or more of the other Subaccounts. Dollar cost averaging is a systematic method of investing in which  securities are purchased at regular  intervals in fixed dollar amounts so that the cost of the  securities  gets  averaged  over time and possibly over various market cycles.  The option will result in the transfer of Contract Value from one Subaccount to one or more of the other Subaccounts. Amounts transferred under this option will be credited at the price of the  Subaccount as of the end of the Valuation Dates on which the transfers are effected. Since the price of a
Subaccount's  Accumulation  Units  will  vary,  the  amounts  transferred  to  a
Subaccount  will result in the  crediting of a greater  number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts  transferred  from a  Subaccount  will result in a debiting of a greater number  of units  when the price is low and a lesser  number  of units  when the price is high.  Dollar cost  averaging does not guarantee  profits,  nor does it assure that you will not have losses.

     An Asset Reallocation/Dollar Cost Averaging form is available upon request.
On the form, you must designate  whether  Contract Value is to be transferred on the basis of a specific  dollar  amount,  fixed  period or  earnings  only,  the
Subaccount  or  Subaccounts  to and from which the transfers  will be made,  the desired  frequency  of the  transfers,  which may be on a monthly  or  quarterly basis,  and the length of time during which the transfers  shall continue or the total amount to be transferred over time.

     After  Security  Benefit has  received a Dollar Cost  Averaging  Request in proper form at its Home Office, Security Benefit will transfer Contract Value in the amounts you designate  from the  Subaccount  from which  transfers are to be made to the Subaccount or  Subaccounts  you have chosen.  Security  Benefit will effect each transfer on the date you specify, or if no date is specified, on the monthly or quarterly anniversary,  whichever corresponds to the period selected, of the date of receipt at the Home Office of a Dollar Cost Averaging  Request in
proper  form.  Transfers  will be made until the total  amount  elected has been transferred or until Contract Value in the Subaccount  from which  transfers are made has been depleted.  Amounts periodically  transferred under this option are not included in the 14 transfers per Contract Year that are allowed as discussed under "Transfers of Contract Value," page 18.

     You may instruct  Security  Benefit at any time to terminate  the option by written request to Security  Benefit's Home Office.  In that event, the Contract
Value in the Subaccount  from which  transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise.  If you wish to continue  transferring  on a dollar cost  averaging  basis after the expiration  of  the  applicable  period,  the  total  amount  elected  has  been transferred,  the  Subaccount  has been  depleted,  or the Dollar Cost Averaging
Option has been canceled,  a new Dollar Cost Averaging Request must be completed and sent to the Home  Office.  Security  Benefit  may  discontinue,  modify,  or suspend the Dollar Cost Averaging Option at any time.

     You may also  dollar  cost  average  Contract  Value  to or from the  Fixed
Account,  subject to certain  restrictions  described under "The Fixed Account,"
page 24.

ASSET REALLOCATION  OPTION -- Prior to the Annuity Start Date, you may authorize
Security  Benefit  to  automatically  transfer  Contract  Value on a  quarterly, semiannual or annual basis to maintain a particular  percentage allocation among the  Subaccounts.  The Contract Value  allocated to each Subaccount will grow or decline in value at  different  rates  during  the  selected  period,  and Asset
Reallocation  automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a quarterly,  semiannual or annual basis,  as you select.  Asset  Reallocation  is intended to transfer  Contract Value from those
Subaccounts that have increased in value to those Subaccounts that have declined in value.  Over time,  this  method of  investing  may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

     To elect this option an Asset  Reallocation  Request in proper form must be received by Security  Benefit at its Home Office.  An Asset  Reallocation/Dollar
Cost Averaging  form is available  upon request.  On the form, you must indicate the applicable  Subaccounts,  the  applicable  time period and the percentage of
Contract Value to be allocated to each Subaccount.

     Upon  receipt of the Asset  Reallocation  Request,  Security  Benefit  will effect a transfer or, in the case of a new  Contract,  will allocate the initial purchase payment, among the Subaccounts based upon the percentages you selected.
Thereafter,  Security  Benefit will  transfer  Contract  Value to maintain  that allocation on each quarterly,  semiannual or annual anniversary,  as applicable, of the date of Security Benefit's receipt of the Asset  Reallocation  Request in proper  form.  The  amounts  transferred  will be  credited  at the price of the
Subaccount  as of the end of the  Valuation  Dates  on  which  the  transfer  is effected.

     You may instruct  Security  Benefit at any time to terminate this option by written request to Security Benefit's Home Office. The Asset Reallocation Option
will terminate  automatically  if a transfer is made to, or from, any Subaccount included in the allocation  selected by the  Contractowner.  In that event,  the
Contract Value in the Subaccounts  that has not been  transferred will remain in those Subaccounts regardless of the percentage allocation unless you instruct us otherwise.  If you  wish  to  continue  Asset  Reallocation  after  it has  been canceled, a new Asset Reallocation/ Dollar Cost Averaging form must be completed and sent to Security  Benefit's Home Office.  Security  Benefit may discontinue, modify,  or  suspend,  and  reserves  the right to  charge a fee for,  the Asset
Reallocation Option at any time.

     Contract Value  allocated to the Fixed Account may be included in the Asset
Reallocation  Program,  subject to certain restrictions  described in "Transfers and Withdrawals from the Fixed Account," page 26.

TRANSFERS OF CONTRACT VALUE -- Prior to the Annuity Start Date, you may transfer
Contract Value among the  Subaccounts  upon proper  written  request to Security
Benefit's Home Office.  You may make transfers (other than transfers pursuant to the Dollar Cost  Averaging and Asset  Reallocation  Options) by telephone if the
Telephone  Transfer  section  of the  application  or the  proper  form has been completed,  signed and filed at  Security  Benefit's  Home  Office.  The minimum transfer  amount is $1,000 or the amount  remaining in a given  Subaccount.  The minimum  transfer  amount  does not apply to  transfers  under the  Dollar  Cost
Averaging or Asset Reallocation Options.

     You may also  transfer  Contract  Value from the  Subaccounts  to the Fixed
Account;  however,  transfers  from the Fixed  Account  to the  Subaccounts  are restricted as described in "The Fixed Account," page 24.

     Security  Benefit  generally  does not limit the  frequency  of  transfers, although Security Benefit reserves the right to limit the number of transfers to
14 in a Contract  Year.  Also,  the Contract is not  designed  for  professional
"market timing" organizations, or other organizations or individuals engaging in a market timing strategy,  making programmed  transfers,  frequent  transfers or transfers that are large in relation to the total assets of the underlying fund.
These  kinds  of  strategies  and  transfer  activities  are  disruptive  to the underlying funds in which the Subaccounts invest. If Security Benefit determines that  your  transfer  patterns  among  the  Subaccounts  are  disruptive  to the underlying  funds,  Security  Benefit  may  among  other  things,  restrict  the availability of telephone transfers or other electronic  transfers.  We may also refuse  to act on  transfer  instructions  of an agent  acting  under a power of attorney  who is acting on behalf of one or more  owners.  Also,  certain of the underlying funds have in place limits on the number of transfers  permitted in a
Contract  Year,  which limits are more  restrictive  than 14 per Contract  Year.
Security Benefit reserves the right to limit the size and frequency of transfers and to discontinue telephone and other electronic transfers.

CONTRACT  VALUE  -- The  Contract  Value  is the sum of the  amounts  under  the
Contract held in each Subaccount and the Fixed Account as well as any amount set aside in the loan account to secure loans as of any Valuation Date.

     On each  Valuation  Date,  the amount of Contract  Value  allocated  to any particular  Subaccount will be adjusted to reflect the investment  experience of that Subaccount. See "Determination of Contract Value," below. No minimum amount of Contract Value is guaranteed. You bear the entire investment risk relating to the investment performance of Contract Value allocated to the Subaccounts.

DETERMINATION OF CONTRACT VALUE -- The Contract Value will vary to a degree that
depends  upon  several  factors,   including   investment   performance  of  the
Subaccounts  to which you have  allocated  Contract  Value,  payment of purchase payments, the amount of any outstanding Contract Debt, partial withdrawals,  and the charges assessed in connection with the Contract.  The amounts  allocated to the Subaccounts  will be invested in shares of the  corresponding  Series of SBL
Fund. The investment  performance of the Subaccounts  will reflect  increases or decreases in the net asset value per share of the  corresponding  Series and any dividends or distributions  declared by a Series. Any dividends or distributions from any Series of the Fund will be  automatically  reinvested  in shares of the same Series, unless Security Benefit, on behalf of the Separate Account,  elects otherwise.

     Assets in the Subaccounts are divided into  Accumulation  Units,  which are accounting  units of measure  used to calculate  the value of a  Contractowner's interest in a Subaccount.  When you allocate  purchase payments to a Subaccount, your Contract is credited with  Accumulation  Units.  The number of Accumulation
Units to be credited is determined  by dividing the dollar  amount  allocated to the  particular  Subaccount by the price for the Subaccount as of the end of the
Valuation Period in which the purchase payment is credited.  In addition,  other transactions,  including  loans,  full or partial  withdrawals,  transfers,  and assessment  of  certain  charges  against  the  Contract,  affect  the number of
Accumulation  Units  credited  to a  Contract.  The number of units  credited or debited in connection  with any such  transaction  is determined by dividing the dollar amount of such transaction by the price of the affected  Subaccount.  The price of each Subaccount is determined on each Valuation Date as of the close of the New York Stock  Exchange,  normally  3:00 p.m.  Central  time.  Transactions received  after  that  time  on any  Valuation  Date  will  be  effected  at the
Accumulation Unit value determined on the following Valuation Date. The price of each  Subaccount  may be  determined  earlier  if  trading on the New York Stock
Exchange is restricted or as permitted by the SEC.

     The  number of  Accumulation  Units  credited  to a  Contract  shall not be changed by any subsequent  change in the value of an Accumulation  Unit, but the dollar value of an  Accumulation  Unit may vary from Valuation Date to Valuation
Date  depending  upon the  investment  experience of the  Subaccount and charges against the Subaccount.

     The price of each  Subaccount's  units  initially  was $10.  The price of a
Subaccount  on any  Valuation  Date takes into  account the  following:  (1) the investment  performance  of the  Subaccount,  which is based upon the investment performance  of the  corresponding  Series of SBL  Fund,  (2) any  dividends  or distributions paid by the corresponding  Series,  (3) the charges,  if any, that may be assessed by Security  Benefit for taxes  attributable to the operation of the  Subaccount,  (4) the  mortality and expense risk charge under the Contract, and (5) the administrative charge under the Contract.

FULL AND PARTIAL WITHDRAWALS -- A Contractowner may make a partial withdrawal of
Contract  Value or surrender the Contract for its  Withdrawal  Value.  A full or partial  withdrawal,  including  a  systematic  withdrawal,  may be  taken  from
Contract  Value at any time while the Owner is living  and  before  the  Annuity
Start Date,  subject to  restrictions  on partial  withdrawals of Contract Value from the Fixed  Account,  limitations  under the  applicable  plan for Qualified
Plans and applicable law. A full or partial withdrawal request will be effective as of the end of the Valuation Period that a proper  Withdrawal  Request form is received by Security  Benefit at its Home Office.  A proper  Withdrawal  Request form must include the written  consent of any effective  assignee or irrevocable
Beneficiary, if applicable.

     The  proceeds  received  upon  a full  withdrawal  will  be the  Contract's
Withdrawal  Value. The Withdrawal Value is equal to the Contract Value as of the end of the  Valuation  Period during which a proper  Withdrawal  Request form is received by Security Benefit at its Home Office,  less any outstanding  Contract
Debt and any uncollected premium taxes.

     Security  Benefit  requires the  signature of all Owners on any request for withdrawal,  and a guarantee  of all such  signatures  to effect the transfer or exchange of all or a part of the Contract for another investment.  The signature guarantee  must be provided by an eligible  guarantor,  such as a bank,  broker, credit union,  national  securities  exchange or savings  association.  Security
Benefit further  requires that any request to transfer or exchange all or a part of the Contract for another  investment be made upon a transfer form provided by
Security Benefit, which is available upon request.

     A partial withdrawal may be requested for a specified  percentage or dollar amount of Contract Value.  Each partial  withdrawal must be for at least $1,000,
except  systematic   withdrawals  discussed  below.  A  request  for  a  partial withdrawal  will result in a payment by Security  Benefit in accordance with the amount specified in the partial withdrawal request.  Upon payment,  the Contract
Value will be  reduced  by an amount  equal to the  payment  and any  applicable premium  tax.  If a  partial  withdrawal  is  requested  that  would  leave  the
Withdrawal Value in the Contract less than $5,000, Security Benefit reserves the right to treat the partial withdrawal as a request for a full withdrawal.

     Security  Benefit will deduct the amount of a partial  withdrawal  from the
Contract  Value  in the  Subaccounts  and the  Fixed  Account  according  to the
Contractowner's  instructions to Security Benefit.  If a Contractowner  does not specify the  allocation,  Security  Benefit will deduct the withdrawal  from the
Contract Value in the same proportion that the Contract Value is allocated among the Subaccounts and the Fixed Account.

     A full or partial  withdrawal,  including a systematic  withdrawal,  may be subject to a premium  tax charge to  reimburse  Security  Benefit for any tax on premiums on a Contract that may be imposed by various states and municipalities.
See "Premium Tax Charge," page 22.

     A full or partial withdrawal, including a systematic withdrawal, may result in the  receipt of taxable  income to the Owner and,  if made prior to the Owner attaining  age 59 1/2,  may be  subject  to a 10%  penalty  tax.  In the case of
Contracts  issued in connection with retirement plans that meet the requirements of Section 401(a),  403(b),  408 or 457 of the Internal Revenue Code,  reference should be made to the terms of the particular Qualified Plan for any limitations or restrictions on  withdrawals.  For more  information,  see  "Restrictions  on
Withdrawals from Qualified Plans," page 28. The tax consequences of a withdrawal under the Contract  should be carefully  considered.  See "Federal Tax Matters,"
page 29.

SYSTEMATIC  WITHDRAWALS  -- Security  Benefit  currently  offers a feature under which you may select systematic withdrawals. Under this feature, a Contractowner may elect to receive  systematic  withdrawals  before the Annuity  Start Date by sending a properly completed Request for Scheduled  Systematic  Payments form to
Security  Benefit at its Home Office.  This option may be elected at any time. A
Contractowner may designate the systematic  withdrawal amount as a percentage of
Contract Value  allocated to the  Subaccounts  and/or Fixed Account,  as a fixed period,  as a specified  dollar amount,  as all earnings in the Contract,  or as based upon the life  expectancy of the Owner or the Owner and a  beneficiary.  A
Contractowner  may  also  designate  the  desired  frequency  of the  systematic withdrawals,  which may be monthly,  quarterly,  semiannually  or annually.  The
Contractowner  may stop or modify  systematic  withdrawals  upon proper  written request  received  by  Security  Benefit at its Home  Office at least 30 days in advance of the requested date of termination or  modification.  A proper request must  include  the written  consent of any  effective  assignee  or  irrevocable
Beneficiary, if applicable.

     Each  systematic  withdrawal  must be at least  $100.  Upon  payment,  your
Contract  Value will be reduced by an amount equal to the payment  proceeds plus any applicable premium tax. Any systematic withdrawal that equals or exceeds the
Withdrawal Value will be treated as a full withdrawal.  In no event will payment of a systematic  withdrawal  exceed the  Withdrawal  Value.  The  Contract  will automatically  terminate  if  a  systematic  withdrawal  causes  the  Contract's
Withdrawal Value to equal zero.

     Security  Benefit will effect each  systematic  withdrawal as of the end of the  Valuation  Period during which the  withdrawal is scheduled.  The deduction caused by the systematic  withdrawal will be allocated from the  Contractowner's
Contract  Value in the  Subaccounts  and the Fixed  Account,  as directed by the
Contractowner.   If  a  Contractowner  does  not  specify  the  allocation,  the systematic  withdrawal  will be  deducted  from the  Contract  Value in the same proportion  that the Contract Value is allocated  among the  Subaccounts and the
Fixed Account.

     Security Benefit may, at any time, discontinue, modify, suspend or charge a fee for  systematic  withdrawals.  Systematic  withdrawals  from Contract  Value allocated to the Fixed  Account  must provide for payments  over a period of not fewer than 36 months as described under "The Fixed Account," page 24. You should consider  carefully the tax consequences of a systematic  withdrawal,  including the 10% penalty tax which may be imposed on withdrawals  made prior to the Owner attaining age 59 1/2. See "Federal Tax Matters," page 29.

FREE-LOOK RIGHT -- You may return a Contract within the Free-Look Period,  which is generally a ten-day period beginning when you receive the Contract.  Security
Benefit  will then deem void the  returned  Contract  and will refund to you any purchase payments  allocated to the Fixed Account plus the Contract Value in the
Subaccounts  as of the end of the  Valuation  Period  during  which the returned
Contract is received by Security Benefit.  Security Benefit will refund purchase payments allocated to the Subaccounts rather than Contract Value in those states and circumstances that require it to do so.

DEATH  BENEFIT -- If the Owner dies prior to the Annuity  Start  Date,  Security
Benefit will pay the death benefit  proceeds to the Designated  Beneficiary upon receipt of due proof of the Owner's death and instructions  regarding payment to the  Designated  Beneficiary.  If there are  Joint  Owners,  the  death  benefit proceeds  will be payable  upon  receipt  of due proof of death of either  Owner prior to the Annuity Start Date and instructions regarding payment.

     If the  surviving  spouse  of the  deceased  Owner is the  sole  Designated
Beneficiary, such spouse may elect to continue the Contract in force, subject to certain limitations.  See "Distribution  Requirements," page 21. If the Owner is not a natural person, the death benefit proceeds will be payable upon receipt of due  proof  of death  of the  Annuitant  prior  to the  Annuity  Start  Date and instructions  regarding  payment.  Additionally,  if the  Owner is not a natural person,  the amount of the death  benefit will be based on the age of the oldest
Annuitant on the date the Contract was issued.  If the death of the Owner occurs on or after the  Annuity  Start  Date,  any  death  benefit  will be  determined according to the terms of the Annuity Option. See "Annuity Options," page 23.

     The  death  benefit  proceeds  will be the  death  benefit  reduced  by any outstanding  Contract Debt and any  uncollected  premium taxes. If an Owner dies during the  Accumulation  Period and the age of each Owner was 75 or less on the date the  Contract  was  issued,  the  amount of the death  benefit  will be the greatest of:

o    The sum of all Purchase  Payments,  less any reductions  caused by previous withdrawals,

o    The  Contract  Value  on the  date due  proof  of  death  and  instructions regarding payment are received by Security Benefit, or

o    The stepped-up death benefit.

     The  stepped-up  death  benefit  is: (1) the largest  death  benefit on any
Contract  anniversary that is both an exact multiple of five and occurs prior to the oldest Owner attaining age 76, plus (2) any Purchase Payments made since the applicable fifth year  anniversary,  less (3) any reductions  caused by previous withdrawals since the applicable fifth year anniversary.

     If an Owner dies  during the  Accumulation  Period and the age of any Owner was 76 or greater on the date the Contract was issued,  or if due proof of death
(regardless  of the age of any Owner on the date the  Contract  was  issued) and instructions  regarding payment are not received by Security Benefit at its Home
Office  within six months of the date of the Owner's  death,  the death  benefit will be the  Contract  Value  on the date due  proof of death  and  instructions regarding payment are received by Security Benefit at its Home Office.

     The death  benefit for  Contracts  issued in Florida is different  than the death  benefit  described  above.  For  Contracts  issued in Florida,  the death benefit,  regardless  of the age at issue,  is the  greater of (1) the  Contract
Value as of the end of the  Valuation  Period  in which  due  proof of death and instructions  regarding  payment are  received  by Security  Benefit at its Home
Office,  or (2) the total purchase  payments received less any reductions caused by  previous  withdrawals.  However,  if due  proof  of death  and  instructions regarding payment are not received by Security Benefit at its Home Office within six  months of the date of the  Owner's  death,  the death  benefit  will be the
Contract Value on the date due proof of death and instructions regarding payment are received by Security Benefit at its Home Office.

     The death benefit proceeds will be paid to the Designated  Beneficiary in a single sum or under one of the Annuity  Options,  as directed by the Owner or as elected by the  Designated  Beneficiary.  If the  Designated  Beneficiary  is to
receive  annuity  payments  under an Annuity  Option,  there may be limits under applicable law on the amount and duration of payments that the  Beneficiary  may receive and requirements  respecting timing of payments. A tax adviser should be consulted in considering Annuity Options. See "Federal Tax Matters," page 29 for a discussion of the tax consequences in the event of death.

DISTRIBUTION   REQUIREMENTS   --  For  Contracts   issued  in  connection   with
Non-Qualified  Plans, if the surviving  spouse of the deceased Owner is the sole
Designated Beneficiary, such spouse may elect to continue this Contract in force until the  earliest of the spouse's  death or the Annuity  Start Date or receive the death benefit proceeds.

     For any Designated  Beneficiary other than a surviving  spouse,  only those options may be chosen that  provide for  complete  distribution  of such Owner's interest in the  Contract  within  five years of the death of the Owner.  If the
Designated  Beneficiary is a natural person, that person alternatively can elect to begin receiving  annuity payments within one year of the Owner's death over a period not extending beyond his or her life or life expectancy.  If the Owner of the Contract is not a natural person,  these  distribution  rules are applicable upon the death of or a change in the primary Annuitant.

     For Contracts  issued in connection with Qualified  Plans, the terms of the particular  Qualified Plan and the Internal Revenue Code should be reviewed with respect to limitations or restrictions on  distributions  following the death of the Owner or  Annuitant.  Because the rules  applicable  to Qualified  Plans are extremely complex, a competent tax adviser should be consulted.

DEATH OF THE ANNUITANT -- If the Annuitant dies prior to the Annuity Start Date, and the Owner is a natural  person and is not the  Annuitant,  no death  benefit proceeds will be payable under the Contract.  The Owner may name a new Annuitant within  30 days of the  Annuitant's  death.  If a new  Annuitant  is not  named,
Security  Benefit will  designate  the Owner as  Annuitant.  On the death of the
Annuitant after the Annuity Start Date, any guaranteed payments remaining unpaid will continue to be paid to the Designated  Beneficiary  pursuant to the Annuity
Option in force at the date of death.

CHARGES AND DEDUCTIONS

MORTALITY  AND EXPENSE  RISK CHARGE -- Security  Benefit  deducts a daily charge from the assets of each  Subaccount  for  mortality and expense risks assumed by
Security  Benefit under the Contracts.  The charge is equal to an annual rate of
1.25% of each Subaccount's  average daily net assets. This amount is intended to compensate  Security  Benefit for certain  mortality and expense risks  Security
Benefit assumes in offering and administering the Contracts and in operating the
Subaccounts.

     The expense risk is the risk that  Security  Benefit's  actual  expenses in issuing and  administering  the Contracts and operating the Subaccounts  will be more than the charges  assessed for such  expenses.  The mortality risk borne by
Security Benefit is the risk that Annuitants,  as a group, will live longer than
Security  Benefit's  actuarial tables predict.  In this event,  Security Benefit guarantees  that annuity  payments will not be affected by a change in mortality experience  that results in the payment of greater  annuity  income than assumed under the Annuity  Options in the  Contract.  Security  Benefit  also  assumes a mortality risk in connection with the death benefit under the Contract.

     Security  Benefit may  ultimately  realize a profit from this charge to the extent it is not needed to cover  mortality  and  administrative  expenses,  but
Security  Benefit may realize a loss to the extent the charge is not sufficient.
Security  Benefit  may use any profit  derived  from this  charge for any lawful purpose, including distribution expenses.

ADMINISTRATIVE  CHARGE -- Security Benefit deducts a daily administrative charge equal to an annual rate of 0.15% of each Subaccount's  average daily net assets.
The administrative  charge is not assessed against Contract Value which has been applied  under  Annuity  Options 1 through 4. The  purpose of this  charge is to reimburse  Security Benefit for the expenses  associated with  administration of the Contracts and operation of the Subaccounts. Security Benefit does not expect to profit from this charge.

PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums received by insurance  companies on annuity contracts.  Whether or not a premium tax is imposed  will depend  upon,  among  other  things,  the Owner's  state of residence,  the Annuitant's  state of residence,  and the insurance tax laws and
Security  Benefit's  status in a particular  state.  Security Benefit assesses a premium  tax  charge to  reimburse  itself for  premium  taxes that it incurs in connection with a Contract.  Security Benefit currently deducts this charge upon the Annuity  Start Date or upon full or partial  withdrawal if a premium tax was incurred and is not refundable.  Security  Benefit  reserves the right to deduct premium taxes when due or any time thereafter. Premium tax rates currently range from 0% to 3.5%, but are subject to change by a governmental entity.

OTHER  CHARGES  --  Security  Benefit  may charge  the  Separate  Account or the
Subaccounts for the federal,  state, or local taxes incurred by Security Benefit that are attributable to the Separate Account or the Subaccounts, the operations of Security  Benefit  with respect to the  Contracts,  or payment of premiums or acquisition costs under the Contracts. No such charge is currently assessed. See
"Tax  Status of  Security  Benefit  and the  Separate  Account"  and "Charge for
Security Benefit Taxes," page 29.

VARIATIONS IN CHARGES -- Security  Benefit may reduce or waive the amount of the administrative charge for a Contract where the expenses associated with the sale of the Contract or the  administrative and maintenance costs associated with the
Contract  are  reduced for  reasons  such as the amount of the initial  purchase payment or the amounts of projected purchase payments.

GUARANTEE OF CERTAIN CHARGES -- Security Benefit  guarantees that the charge for mortality  and  expense  risks will not  exceed an annual  rate of 1.25% of each
Subaccount's  average daily net assets and the  administrative  charge shall not exceed an annual rate of 0.15% of each Subaccount's average daily net assets.

SBL FUND EXPENSES -- Each Subaccount of the Separate Account purchases shares at the net asset value of the  corresponding  Series of SBL Fund.  Each Series' net asset value  reflects the  investment  advisory fee and other  expenses that are deducted from the assets of the Series. These fees and expenses are not deducted from the Subaccounts,  but are paid from the assets of the corresponding Series.
As a result,  the Owner  indirectly  bears a pro rata  portion  of such fees and expenses.  The advisory fees and other  expenses,  if any,  which are more fully described in SBL Fund's  prospectus,  are not specified or fixed under the terms of the Contract.

ANNUITY PERIOD

GENERAL -- You select the  Annuity  Start Date at the time of  application.  The
Annuity Start Date may not be prior to the first annual Contract anniversary and may not be deferred beyond the Annuitant's 95th birthday,  although the terms of a  Qualified  Plan and the laws of  certain  states may  require  that you start annuity  payments at an earlier age. If you do not select an Annuity Start Date, the Annuity Start Date will be the later of the Annuitant's 70th birthday or the tenth Contract Anniversary.  See "Selection of an Option," page 24. If there are
Joint Annuitants, the birthdate of the older Annuitant will be used to determine the latest Annuity Start Date.

     On the Annuity Start Date,  the proceeds under the Contract will be applied to provide an annuity under one of the options  described below.  Each option is available  in  two  forms--either  as  a  variable  annuity  for  use  with  the
Subaccounts or as a fixed annuity for use with the Fixed Account.  A combination variable and fixed annuity is also  available.  Variable  annuity  payments will fluctuate with the investment  performance of the applicable  Subaccounts  while fixed annuity payments will not. Unless you direct  otherwise,  proceeds derived from Contract Value allocated to the  Subaccounts  will be applied to purchase a variable annuity and proceeds derived from Contract Value allocated to the Fixed
Account  will be applied to purchase a fixed  annuity.  The  proceeds  under the
Contract will be equal to your Contract Value in the  Subaccounts  and the Fixed
Account as of the Annuity Start Date,  reduced by any  applicable  premium taxes and any outstanding Contract Debt.

     The Contracts  provide for six Annuity  Options.  Security Benefit may make other Annuity  Options  available upon request.  Annuity  payments under Annuity
Options 1 through 4 are based  upon  annuity  rates  that vary with the  Annuity
Option selected. In the case of Options 1 through 4, the annuity rates will vary based  on the  age  and sex of the  Annuitant,  except  that  unisex  rates  are available  where required by law. The annuity rates reflect your life expectancy based upon your age as of the Annuity Start Date and your gender,  unless unisex rates apply.  The annuity rates are based upon the 1983(a)  mortality  table and are adjusted to reflect an assumed interest rate of 3.5%,  compounded  annually.
In the case of Options 5 and 6 as described  below,  annuity  payments are based upon Contract Value without  regard to annuity  rates.  If no Annuity Option has been selected, annuity payments will be made to the Annuitant under an automatic option,  which shall be an annuity  payable during the lifetime of the Annuitant with payments guaranteed to be made for 10 years under Option 2.

     You  may  elect  to  receive  annuity  payments  on a  monthly,  quarterly, semiannual,  or annual  basis,  although no payments  will be made for less than
$100.  If the  frequency of payments  selected  would result in payments of less than $100, Security Benefit reserves the right to change the frequency.

     You may  designate  or change an Annuity  Start Date,  Annuity  Option,  or
Annuitant, provided proper written notice is received by Security Benefit at its
Home  Office at least 30 days prior to the  Annuity  Start Date set forth in the
Contract.  The date  selected as the new Annuity  Start Date must be at least 30 days after the date written notice  requesting a change of Annuity Start Date is received at Security Benefit's Home Office.

     Once annuity  payments have commenced under Annuity Options 1 through 4, an
Annuitant or Owner cannot change the Annuity Option and cannot  surrender his or her annuity and receive a lump-sum  settlement  in lieu  thereof.  Under Annuity
Options  5 and 6,  full  and  partial  withdrawals  may be  made.  The  Contract specifies  annuity tables for Annuity Options 1 through 4 described  below.  The tables contain the guaranteed  minimum dollar amount (per $1,000 applied) of the
FIRST  annuity  payment for a variable  annuity and each  annuity  payment for a fixed annuity.

ANNUITY OPTIONS--

     OPTION 1 -- LIFE INCOME.  Periodic annuity payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity  payment if the  Annuitant's  death occurs prior to the due date of the second  annuity  payment,  two if death  occurs prior to the due date of the third annuity  payment,  etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS
GUARANTEED  UNDER  THIS  OPTION.  PAYMENTS  WILL  CEASE  UPON  THE  DEATH OF THE
ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

     OPTION 2 -- LIFE INCOME WITH GUARANTEED  PAYMENTS OF 5, 10, 15 OR 20 YEARS.
Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant,  payments have been made for less than a stated period,  which may be five, ten,  fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary.

     OPTION 3 -- LIFE WITH INSTALLMENT REFUND OPTION.  Periodic annuity payments will be made during the lifetime of the  Annuitant  with the promise that if, at the death of the  Annuitant,  the number of payments  that has been made is less than the number  determined by dividing the amount  applied under this Option by the amount of the first  payment,  annuity  payments  will be  continued  to the
Designated Beneficiary until that number of payments has been made.

     OPTION 4 -- JOINT AND LAST SURVIVOR. Periodic annuity payments will be made during the lifetime of either  Annuitant.  It is possible  under this Option for only one annuity  payment to be made if both  Annuitants die prior to the second annuity payment due date, two if both die prior to the third annuity payment due date,  etc.  AS IN THE CASE OF OPTION 1, THERE IS NO MINIMUM  NUMBER OF PAYMENTS
GUARANTEED  UNDER  THIS  OPTION.  PAYMENTS  CEASE  UPON  THE  DEATH  OF THE LAST
SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

     OPTION 5 -- PAYMENTS FOR SPECIFIED  PERIOD.  Periodic annuity payments will be made for a fixed period,  which may be from five to twenty years, as elected, by the  Owner,  with the  guarantee  that if,  at the  death of all  Annuitants, payments have been made for less than the selected  fixed period,  the remaining unpaid payments will be paid to the Designated Beneficiary.

     OPTION 6 -- PAYMENTS OF A SPECIFIED  AMOUNT.  Periodic  annuity payments of the  amount  elected by the Owner  will be made  until the  amount  applied  and interest thereon are exhausted,  with the guarantee that if, at the death of all
Annuitants, all guaranteed payments have not yet been made, the remaining unpaid payments will be paid to the Designated Beneficiary.

     VALUE OF VARIABLE  ANNUITY  PAYMENTS:  ASSUMED  INTEREST  RATE. The annuity tables in the Contract which are used to calculate variable annuity payments for
Annuity  Options 1 through 4 are based on an  "assumed  interest  rate" of 3.5%, compounded  annually.  Variable annuity payments  generally increase or decrease from one  annuity  payment  date to the next based upon the  performance  of the applicable  Subaccounts  during the  interim  period  adjusted  for the  assumed interest rate. If the  performance  of the  Subaccount  selected is equal to the assumed  interest  rate,  the  annuity  payments  will remain  constant.  If the performance of the  Subaccounts  is greater than the assumed  interest rate, the annuity  payments  will  increase,  and if it is less than the assumed  interest rate, the annuity  payments will decline.  A higher assumed  interest rate would mean a higher initial  annuity  payment,  but the amount of the annuity  payment would  increase  more  slowly in a rising  market (or the amount of the  annuity payment would decline more rapidly in a declining  market).  A lower  assumption would have the opposite effect.

SELECTION OF AN OPTION -- You should  carefully  review the Annuity Options with your  financial  or tax  advisers.  For  Contracts  used  in  connection  with a
Qualified Plan, reference should be made to the terms of the particular plan and the  requirements  of  the  Internal  Revenue  Code  for  pertinent  limitations respecting  annuity  payments and other matters.  For instance,  Qualified Plans generally  require  that  annuity  payments  begin no later  than April 1 of the calendar year  following the year in which the Annuitant  reaches age 70 1/2. In addition,  under  Qualified  Plans,  the period  elected  for receipt of annuity payments  under  Annuity  Options  (other than Life Income)  generally may be no longer than the joint life  expectancy of the Annuitant and  beneficiary  in the year that the Annuitant  reaches age 70 1/2, and must be shorter than such joint life  expectancy if the  beneficiary is not the  Annuitant's  spouse and is more than ten years  younger  than the  Annuitant.  New  Regulations  proposed by the
Internal Revenue Service ("IRS") in January 2001 may significantly  change these rules, generally by reducing the amount of the distributions required, beginning in 2002.

     For Non-Qualified  Plans,  Security Benefit does not allow annuity payments to be deferred beyond the Annuitant's 95th birthday.

THE FIXED ACCOUNT

     You may  allocate all or a portion of your  purchase  payments and transfer
Contract  Value to the Fixed  Account.  Amounts  allocated to the Fixed  Account become part of Security  Benefit's  General  Account,  which  supports  Security
Benefit's insurance and annuity  obligations.  The General Account is subject to regulation  and  supervision  by the Kansas  Department of Insurance and is also subject to the insurance laws and  regulations of other  jurisdictions  in which the Contract is distributed.  In reliance on certain  exemptive and exclusionary provisions,  interests  in  the  Fixed  Account  have  not  been  registered  as securities  under  the  Securities  Act of 1933 (the  "1933  Act") and the Fixed
Account has not been  registered  as an  investment  company under the 1940 Act.
Accordingly,  neither the Fixed Account nor any interests  therein are generally subject to the provisions of the 1933 Act or the 1940 Act.  Security Benefit has
been advised that the staff of the SEC has not reviewed the  disclosure  in this
Prospectus  relating to the Fixed  Account.  This  disclosure,  however,  may be subject to certain  generally  applicable  provisions of the federal  securities laws  relating  to the  accuracy  and  completeness  of  statements  made in the
Prospectus.  This  Prospectus  is  generally  intended to serve as a  disclosure document  only for  aspects of a Contract  involving  the  Separate  Account and contains  only  selected  information  regarding  the  Fixed  Account.  For more information regarding the Fixed Account, see "The Contract," page 16.

     Amounts  allocated to the Fixed Account become part of the General  Account of Security  Benefit,  which  consists of all assets  owned by Security  Benefit other than those in the Separate Account and other separate accounts of Security
Benefit.  Subject to applicable law,  Security  Benefit has sole discretion over the investment of the assets of its General Account.

INTEREST -- Contract  Value  allocated to the Fixed Account earns  interest at a fixed rate or rates that are paid by Security Benefit. The Contract Value in the
Fixed  Account  earns  interest at an interest  rate that is guaranteed to be at least an annual  effective  rate of 3.0%,  which will accrue daily  ("Guaranteed
Rate").  Such  interest  will  be  paid  regardless  of  the  actual  investment experience  of the Fixed  Account.  In  addition,  Security  Benefit  may in its discretion pay interest at a rate  ("Current  Rate") that exceeds the Guaranteed
Rate.  Security  Benefit will  determine  the Current Rate, if any, from time to time.

     Contract  Value  allocated or  transferred  to the Fixed  Account will earn interest at the  Current  Rate,  if any,  in effect on the date such  portion of
Contract Value is allocated or  transferred  to the Fixed  Account.  The Current
Rate paid on any such portion of Contract Value  allocated or transferred to the
Fixed Account will be guaranteed for rolling  periods of one or more years (each a "Guarantee Period").  Security Benefit currently offers only Guarantee Periods of one year. Upon expiration of any Guarantee  Period, a new Guarantee Period of
the same  duration  begins with respect to that portion of Contract  Value which will earn  interest at the Current Rate, if any, in effect on the day of the new
Guarantee Period.

     Contract  Value  allocated or transferred to the Fixed Account at one point in time may be credited with a different  Current Rate than amounts allocated or transferred to the Fixed Account at another point in time. For example,  amounts allocated to the Fixed Account in June may be credited with a different  Current
Rate than  amounts  allocated  to the Fixed  Account in July.  In  addition,  if
Guarantee Periods of different  durations are offered,  Contract Value allocated or transferred  to the Fixed Account for a Guarantee  Period of one duration may be credited with a different  Current Rate than amounts allocated or transferred to the Fixed Account for a Guarantee Period of a different duration.  Therefore, at any time, various portions of your Contract Value in the Fixed Account may be earning  interest at different  Current Rates  depending  upon the point in time such  portions  were  allocated  or  transferred  to the Fixed  Account  and the duration of the Guarantee Period. Security Benefit bears the investment risk for the Contract Value allocated to the Fixed Account and for paying interest at the
Guaranteed Rate on amounts allocated to the Fixed Account.

     For purposes of  determining  the interest rates to be credited on Contract
Value in the Fixed  Account,  withdrawals,  loans,  or transfers  from the Fixed
Account will be deemed to be taken in the following  order: (1) from any portion of Contract Value allocated to the Fixed Account for which the Guarantee  Period expires during the calendar month in which the withdrawal,  loan, or transfer is effected;  (2) then in the order  beginning  with that portion of such  Contract
Value  which has the  longest  amount of time  remaining  before  the end of its
Guarantee Period; and (3) ending with that portion which has the least amount of time  remaining  before the end of its Guarantee  Period.  For more  information about  transfers and  withdrawals  from the Fixed  Account,  see  "Transfers and
Withdrawals From the Fixed Account" below.

DEATH  BENEFIT -- The death benefit under the Contract will be determined in the same fashion for a Contract that has Contract  Value in the Fixed Account as for a Contract  that has Contract  Value  allocated to the  Subaccounts.  See "Death
Benefit," page 21.

CONTRACT  CHARGES  --  Premium  taxes  will be the same for  Contractowners  who allocate  purchase  payments or transfer  Contract Value to the Fixed Account as for those who  allocate  purchase  payments  or transfer  Contract  Value to the
Subaccounts.  The charges for mortality and expense risks and the administrative charge will not be  assessed  against the Fixed  Account,  and any amounts  that
Security  Benefit pays for income taxes allocable to the Subaccounts will not be charged  against the Fixed  Account.  In addition,  you will not pay directly or indirectly  the investment  advisory fees and operating  expenses of SBL Fund to the extent the Contract  Value is allocated to the Fixed Account;  however,  you also will not participate in the investment experience of the Subaccounts.

TRANSFERS AND  WITHDRAWALS  FROM THE FIXED  ACCOUNT -- You may transfer  amounts from the  Subaccounts  to the Fixed  Account  and from the Fixed  Account to the
Subaccounts,  subject to the  following  limitations.  Transfers  from the Fixed
Account are allowed only (1) from Contract Value,  the Guarantee Period of which expires  during  the  calendar  month in which the  transfer  is  effected,  (2)
pursuant to the Dollar Cost Averaging  Option,  provided that such transfers are scheduled  to be made over a period of not less than one year,  and (3) pursuant to the Asset  Reallocation  Option,  provided  that,  upon  receipt of the Asset
Reallocation  Request,  Contract Value is allocated  among the Fixed Account and the  Subaccounts  in  the  percentages  selected  by the  Contractowner  without violating the  restrictions on transfers from the Fixed Account set forth in (1)
above. Accordingly, if you desire to implement the Asset Reallocation Option you should do so at a time when  Contract  Value may be  transferred  from the Fixed
Account to the Subaccounts  without violating the restrictions on transfers from the  Fixed  Account.  Once you  implement  an  Asset  Reallocation  Option,  the restrictions  on  transfers  will not apply to  transfers  made  pursuant to the
Option.

     The minimum  amount  that you may  transfer  from the Fixed  Account to the
Subaccounts is the lesser of (i) $1,000 or (ii) the amount of Contract Value for which the Guarantee  Period  expires in the calendar  month that the transfer is effected.  Transfers of Contract Value pursuant to the Dollar Cost Averaging and
Asset  Reallocation  Options  are not  currently  subject to any  minimums.  The
Company  reserves the right to waive or limit the number of transfers  permitted each  Contract  Year to 14  transfers,  to suspend  transfers,  and to limit the amount that may be subject to transfers  and the amount  remaining in an account after a transfer.

     If purchase  payments are allocated (except purchase payments made pursuant to an Automatic  Investment Program),  or Contract Value is transferred,  to the
Fixed  Account,  any transfers  from the Fixed  Account in  connection  with the
Dollar  Cost  Averaging  or  Asset  Reallocation   Options  and  any  systematic
withdrawals from the Fixed Account will  automatically  terminate as of the date of such purchase payment or transfer. You may reestablish Dollar Cost Averaging,
Asset  Reallocation  or  systematic   withdrawals  from  the  Fixed  Account  by
submitting a written request to Security Benefit.  However,  if for any reason a
Dollar Cost Averaging or systematic withdrawal option is cancelled, you may only reestablish  the option  after the  expiration  of the next monthly or quarterly anniversary  (or  semiannual  or annual  anniversary  in the case of  systematic withdrawals) that corresponds to the period selected in establishing the option.

     You may  also  make  full  withdrawals  to the  same  extent  as if you had allocated Contract Value to the Subaccounts.  A Contractowner may make a partial withdrawal  from the Fixed Account only (1) from Contract  Value,  the Guarantee
Period  of  which  expires  during  the  calendar  month in  which  the  partial withdrawal is effected,  (2) pursuant to systematic withdrawals and (3) once per
Contract Year in an amount equal to the greater of $5,000 or 10% of the Contract
Value in the Fixed Account at the time of the partial  withdrawal.  However,  no partial  withdrawal  request  will  be  processed  which  would  result  in  the withdrawal of Contract Value from the Loan Account.  Systematic withdrawals from
Contract  Value  allocated to the Fixed Account must provide for payments over a period of not fewer than 36 months. Any change in the type,  frequency or amount of Systematic  Withdrawals  from the Fixed Account  requires that a new 36 month period be started.  See "Full and Partial  Withdrawals," page 19 and "Systematic
Withdrawals,"  page 20. In addition,  to the same extent as Contractowners  with
Contract  Value in the  Subaccounts,  the Owner of a Contract used in connection with a  Qualified  Plan may  obtain a loan if  permitted  under the terms of the
Qualified Plan. See "Loans," page 27.

PAYMENTS  FROM THE FIXED  ACCOUNT -- Full and partial  withdrawals,  loans,  and transfers  from the Fixed  Account may be delayed  for up to six months  after a written  request in proper  form is  received  by  Security  Benefit at its Home
Office. During the period of deferral,  interest at the applicable interest rate or rates will  continue to be credited  to the  amounts  allocated  to the Fixed
Account.  However, payment of any amounts will not be deferred if they are to be used to pay premiums on any policies or contracts issued by Security Benefit.

MORE ABOUT THE CONTRACT

OWNERSHIP -- The Contractowner is the person named as such in the application or in any later change  shown in Security  Benefit's  records.  While  living,  the
Contractowner  alone has the right to receive  all  benefits  and  exercise  all rights that the Contract grants or Security Benefit allows.  The Owner may be an entity that is not a living person,  such as a trust or corporation  referred to herein as "Non-Natural Persons." See "Federal Tax Matters," page 29.

     JOINT  OWNERS.  The  Joint  Owners  will be joint  tenants  with  rights of survivorship  and upon the death of an Owner,  the surviving  Owner shall be the sole Owner. Any Contract transaction requires the signature of all persons named jointly.

DESIGNATION  AND CHANGE OF  BENEFICIARY  -- The  Designated  Beneficiary  is the
person having the right to the death benefit,  if any, payable upon the death of the  Owner or  Joint  Owner  during  the  Accumulation  Period.  The  Designated
Beneficiary  is the first person on the following  list who is alive on the date of death of the Owner or the Joint  Owner:  the  Owner;  the  Joint  Owner;  the
Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's estate.  The Primary  Beneficiary is the individual named as such in the application or any later change shown in Security Benefit's records.  The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of both the  Owner and any Joint
Owner during the Accumulation Period.  Because the death benefit of the Contract goes to the first  person on the above list who is alive on the date of death of any  Owner,  careful  consideration  should be given to the  manner in which the
Contract is registered,  as well as the designation of the Primary  Beneficiary.
The  Contractowner  may change  the  Primary  Beneficiary  at any time while the
Contract is in force by written  request on forms  provided by Security  Benefit and  received by  Security  Benefit at its Home  Office.  The change will not be binding on  Security  Benefit  until it is  received  and  recorded  at its Home
Office. The change will be effective as of the date the form is signed,  subject to any  payments  made or other  actions  taken by Security  Benefit  before the change is received and recorded. A Secondary Beneficiary may be designated.  The
Owner may  designate a permanent  Beneficiary  whose  rights  under the Contract cannot be changed without his or her consent.

     Reference  should be made to the terms of a particular  Qualified  Plan and any applicable law for any  restrictions  or limitations on the designation of a
Beneficiary.  Many Qualified  Plans do not allow the  designation of any primary beneficiary  except a spouse  unless  the  spouse  consents  and the  consent is witnessed by a plan representative or a Notary Public.

DIVIDENDS -- The Contract may share in the surplus earnings of Security Benefit.
However,  the  current  dividend  scale is zero and  Security  Benefit  does not anticipate  that  dividends  will be paid.  Certain  states  will not permit the
Contract to be issued as a dividend-paying policy.

PAYMENTS  FROM THE  SEPARATE  ACCOUNT -- Security  Benefit  will pay any full or partial  withdrawal  benefit  or death  benefit  proceeds  from  Contract  Value allocated to the Subaccounts,  and will effect a transfer between Subaccounts or from a Subaccount to the Fixed Account on the  Valuation  Date a proper  written request is received at Security Benefit's Home Office. However, Security Benefit
can postpone the calculation or payment of such a payment or transfer of amounts from the  Subaccounts to the extent  permitted  under  applicable  law, which is currently permissible only for any period:

o    During which the New York Stock  Exchange is closed,  other than  customary weekend and holiday closings,

o    During  which  trading  on the New York Stock  Exchange  is  restricted  as determined by the SEC,

o    During which an emergency,  as determined by the SEC, exists as a result of which (i)  disposal  of  securities  held by the  Separate  Account  is not reasonably  practicable,  or  (ii)  it is  not  reasonably  practicable  to determine the value of the assets of the Separate Account, or

o    For such other periods as the SEC may by order permit for the protection of investors.

PROOF OF AGE AND  SURVIVAL  --  Security  Benefit  may  require  proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS  -- If you  misstate  the age or sex of an  Annuitant or age of an
Owner, the correct amount paid or payable by Security Benefit under the Contract shall be such as the Contract  Value would have  provided for the correct age or sex (unless unisex rates apply).

LOANS -- If you own a Contract  issued in connection with a retirement plan that is qualified  under Section 403(b) of the Internal  Revenue Code, you may borrow money under your Contract  using the Contract Value as the only security for the loan. You may obtain a loan by submitting a proper  written  request to Security
Benefit. A loan must be taken while the Owner is living and prior to the Annuity
Start Date. The minimum loan that may be taken is $1,000.  The maximum amount of all loans on all  contracts  combined is  generally  equal to the lesser of: (1)
$50,000  reduced  by the excess of: (a) the  highest  outstanding  loan  balance within the preceding  12-month period ending on the day before the date the loan is made; over (b) the outstanding  loan balance on the date the loan is made; or
(2) 50% of the Contract  Value or $10,000,  whichever  is greater.  The Internal
Revenue Code requires  aggregation  of all loans made to an individual  employee under a single employer plan. However, since Security Benefit has no information concerning outstanding loans with other providers,  we will only use information available under annuity  contracts issued by us, and you will be responsible for determining  your  loan  limits  considering  loans  from  other  providers.  In addition,  reference  should be made to the terms of your  particular  Qualified
Plan for any additional loan restrictions.

     When an eligible  Contractowner  takes a loan,  Contract Value in an amount equal to the loan amount is transferred  from the  Subaccounts  and/or the Fixed
Account into an account called the "Loan Account." Amounts allocated to the Loan
Account  earn 3%,  the  minimum  rate of  interest  guaranteed  under  the Fixed
Account. In addition, 10% of the loaned amount will be held in the Fixed Account as security for the loan and will earn the Current Rate.

     Interest  will be charged for the loan and will accrue on the loan  balance from the  effective  date of any  loan.  The loan  interest  rate  will be 5.5%.
Because the Contract  Value  maintained in the Loan Account (which will earn 3%)
will always be equal in amount to the outstanding loan balance,  the net cost of a loan is 2.5%.

     Loans must be repaid  within five  years,  unless the loan is to be used to acquire your principal  residence,  in which case the loan must be repaid within
30 years.  You must make loan repayments on at least a quarterly  basis, and you may  prepay  your loan at any time.  Upon  receipt of a loan  payment,  Security
Benefit will transfer  Contract Value from the Loan Account to the Fixed Account and/or the Subaccounts  according to your current  instructions  with respect to purchase  payments in an amount equal to the amount by which the payment reduces the amount of the loan outstanding.

     If you do not make any required loan payment within 30 days of the due date for loans with a monthly  repayment  schedule  or within 90 days of the due date for loans with a  quarterly  repayment  schedule,  your TOTAL  OUTSTANDING  LOAN
BALANCE will be deemed to be in default for tax reporting  purposes.  The entire loan balance, with any accrued interest,  will be reported as income to the IRS.
Security  Benefit may agree to extend these  deadlines for late payments  within any limits  imposed by the IRS  regulations.  Once a loan has gone into default, regularly scheduled payments will not be accepted.  No new loans will be allowed while a loan is in  default.  Interest  will  continue  to  accrue  on a loan in default.  Contract  Value  equal to the amount of the accrued  interest  will be transferred to the Loan Account. If a loan continues to be in default, the total outstanding balance may be deducted from Contract Value upon the Contractowner's attaining  age 59 1/2.  The Contract  will be  automatically  terminated  if the outstanding  loan balance on a loan in default  equals or exceeds the Withdrawal
Value. The proceeds from the Contract will be used to repay the debt. Because of the adverse tax  consequences  associated  with defaulting on a loan, you should carefully  consider your ability to repay the loan and should consult with a tax advisor before requesting a loan.

     While the amount to secure the loan is held in the Loan Account,  you forgo the investment experience of the Subaccounts and the Current Rate of interest on the Fixed Account.  Outstanding Contract Debt will reduce the amount of proceeds paid  upon  full  withdrawal,  upon  payment  of the  death  benefit,  and  upon annuitization.  In addition, no partial withdrawal will be processed which would result in the withdrawal of Contract Value from the Loan Account.

     In the event that you elect to  exchange  your  Contract  for a contract of another company, you will need to either pay off your loan prior to the exchange or incur tax  consequences in that you will be deemed to have received a taxable distribution in the amount of the outstanding loan balance.

     You should consult with your tax adviser on the effect of a loan.

     Loans are not available in certain states  pending  department of insurance approval.  If loans are later  approved by the insurance  department of a state,
Security  Benefit  intends  to make  loans  available  to all  Owners  of 403(b)
contracts in that state at that time,  but there can be no assurance  that loans
will  be  approved.   Prospective  Contractowners  should  contact  their  agent concerning availability of loans in their state.

RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS -- Generally,  a Qualified Plan
may not provide for the distribution or withdrawal of amounts  accumulated under the Plan until after a fixed number of years,  the attainment of a stated age or
upon  the  occurrence  of  a  specific  event  such  as  hardship,   disability,
retirement, death or termination of employment. Therefore, if you own a Contract purchased in connection  with a Qualified Plan you may not be entitled to make a full or partial withdrawal,  as described in this Prospectus,  unless one of the above-described conditions has been satisfied. For this reason, you should refer to the terms of your particular  Qualified  Plan, the Internal  Revenue Code and other  applicable law for any limitation or  restriction  on  distributions  and withdrawals, including the 10% penalty tax that may be imposed in the event of a distribution  from a Qualified Plan before the  participant  reaches age 59 1/2.
See the discussion under "Tax Penalties," page 35.

     Section  403(b)  imposes   restrictions  on  certain   distributions   from
tax-sheltered  annuity contracts meeting the requirements of Section 403(b). The restrictions  apply to tax years beginning on or after January 1, 1989.  Section
403(b) requires that distributions from Section 403(b)  tax-sheltered  annuities that are attributable to your contributions made after December 31, 1988 under a salary  reduction  agreement  begin  only  after you (i) reach age 59 1/2,  (ii)
separate from service, (iii) die, (iv) become disabled, or (v) incur a hardship.
Furthermore,  we may not  distribute to you on account of hardship gains accrued after December 31, 1988 attributable to your contributions.  Hardship,  for this purpose,  is generally defined as an immediate and heavy financial need, such as paying for medical  expenses,  purchasing a residence,  paying  certain  tuition expenses or paying  amounts needed to avoid  eviction or  foreclosure,  that may
ONLY be met by the distribution.  You should also be aware that Internal Revenue
Service  regulations do not allow you to make any  contributions  to your 403(b)
annuity contract for a period of six months after a hardship withdrawal.

     If you own a Contract purchased as a Section 403(b)  tax-sheltered  annuity contract,  you will not be  entitled  to make a full or partial  withdrawal,  as described in this  Prospectus,  in order to receive  proceeds  from the Contract attributable to your  contributions  under a salary  reduction  agreement or any gains  credited  to your  Contract  after  December  31,  1988 unless one of the conditions  above  has been  satisfied.  In the  case of  transfers  of  amounts accumulated  in a different  Section  403(b)  contract to this Contract  under a
Section 403(b)  program,  the withdrawal  constraints  described above would not apply to the amount  transferred to the Contract  designated as  attributable to your  December 31, 1988 account  balance  under the old  contract,  provided the amounts transferred between contracts qualified as a tax-free exchange under the
Internal  Revenue  Code.  You may be  able  to  transfer  your  Contract's  Full
Withdrawal   Value  to  certain  other  investment   alternatives   meeting  the
requirements of Section 403(b) that are available under your employer's  Section
403(b) arrangement.

     The  distribution  or withdrawal  of amounts under a Contract  purchased in connection  with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant  and in some  instances may also result in a penalty tax.
Therefore,  you should carefully consider the tax consequences of a distribution or withdrawal  under a Contract and you should  consult a competent tax adviser.
See "Federal Tax Matters" below.

RESTRICTIONS  UNDER  THE  TEXAS  OPTIONAL  RETIREMENT  PROGRAM  -- If you  are a
participant in the Texas Optional Retirement  Program,  your Contract is subject to  restrictions  required under the Texas  Education  Code. In accordance  with those restrictions,  you will not be permitted to make withdrawals prior to your retirement,  death or termination of employment in a Texas public institution of higher education.

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use by individuals  in retirement  plans which may or may not be Qualified  Plans under the  provisions of the Internal  Revenue Code ("Code").  The ultimate  effect of federal income taxes on the amounts held under a Contract,  on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement  plan, if any, for which the
Contract is purchased, the tax and employment status of the individuals involved and a number  of other  factors.  The  discussion  contained  herein  and in the
Statement of Additional  Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract.  It is based upon Security  Benefit's  understanding  of the present federal income tax laws as currently interpreted by the IRS, and is not intended
as  tax  advice.   No   representation  is  made  regarding  the  likelihood  of
continuation  of  the  present  federal  income  tax  laws  or  of  the  current interpretations by the IRS or the courts.  Future legislation may affect annuity contracts  adversely.  Moreover,  no  attempt  has  been  made to  consider  any applicable  state or other laws.  Because of the inherent  complexity of the tax laws and the  fact  that tax  results  will  vary  according  to the  particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a
Contract,  the selection of an Annuity  Option under a Contract,  the receipt of annuity payments under a Contract or any other transaction involving a Contract.
SECURITY BENEFIT DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF, OR TAX
CONSEQUENCES ARISING FROM, ANY CONTRACT OR ANY TRANSACTION INVOLVING A CONTRACT.

TAX STATUS OF SECURITY BENEFIT
AND THE SEPARATE ACCOUNT --

     GENERAL.  Security Benefit intends to be taxed as a life insurance  company under Part I,  Subchapter L of the Code.  Because the operations of the Separate
Account form a part of Security  Benefit,  Security  Benefit will be responsible for any federal  income taxes that become  payable with respect to the income of the Separate Account and its Subaccounts.

     CHARGE FOR  SECURITY  BENEFIT  TAXES.  A charge may be made for any federal taxes  incurred  by  Security  Benefit  that are  attributable  to the  Separate
Account,  the Subaccounts or the operations of Security  Benefit with respect to the Contracts, or attributable to payments, premiums, or acquisition costs under the  Contracts.  Security  Benefit  will review the  question of a charge to the
Separate  Account,  the  Subaccounts  or the  Contracts  for Security  Benefit's
federal  taxes  periodically.  Charges  may become  necessary  if,  among  other reasons,  the tax treatment of Security  Benefit or of income and expenses under the  Contracts is ultimately  determined to be other than what Security  Benefit currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in Security Benefit's tax status.

     Under  current laws,  Security  Benefit may incur state and local taxes (in addition to premium taxes) in several  states.  At present,  these taxes are not significant.  If there is a  material  change in  applicable  state or local tax laws,  Security Benefit reserves the right to charge the Separate Account or the
Subaccounts  for such taxes,  if any,  attributable  to the Separate  Account or
Subaccounts.

     DIVERSIFICATION  STANDARDS.  Each  Series of SBL Fund will be  required  to adhere to  regulations  adopted by the Treasury  Department  pursuant to Section
817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance  company separate  accounts funding variable  contracts.  Pursuant  to  these  regulations,  on the last day of each calendar quarter (or on any day within 30 days thereafter),  no more than 55% of the total assets of a Series may be represented by any one  investment,  no more than 70% may be  represented  by any two  investments,  no more  than 80% may be represented by any three investments, and no more than 90% may be represented by any four  investments.  For purposes of Section  817(h),  securities of a single issuer  generally  are treated as one  investment  but  obligations  of the U.S.
Treasury and each U.S.  Governmental  agency or  instrumentality  generally  are treated as securities of separate  issuers.  The Separate  Account,  through the
Series,  intends  to comply  with the  diversification  requirements  of Section
817(h).

     In certain  circumstances,  owners of  variable  annuity  contracts  may be considered  the owners,  for federal  income tax purposes,  of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate  account  assets would be includable in the variable contractowner's  gross  income.  The IRS has stated in published  rulings that a variable  contractowner  will be considered the owner of separate account assets if the contractowner  possesses  incidents of ownership in those assets, such as the  ability to  exercise  investment  control  over the  assets.  The  Treasury
Department  also  announced,  in  connection  with the  issuance of  regulations concerning  diversification,  that those  regulations  "do not provide  guidance concerning the  circumstances  in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner),  rather than the  insurance  company,  to be  treated  as the owner of the assets in the account." This  announcement also stated that guidance would be issued by way of regulations  or rulings on the "extent to which  policyholders  may direct their investments  to  particular  subaccounts  without being treated as owners of the underlying assets." Guidance issued to date has no application to the Contract.

     The  ownership  rights under the Contract are similar to, but  different in certain  respects  from,  those  described by the IRS in rulings in which it was determined that  policyowners  were not owners of separate  account assets.  For example,  the  Contractowner has additional  flexibility in allocating  purchase payments and Contract Values.  These differences could result in a Contractowner being  treated as the owner of a pro rata  portion of the assets of the Separate
Account. In addition,  Security Benefit does not know what standards will be set forth, if any, in the  regulations or rulings which the Treasury  Department has stated it expects to issue.  Security  Benefit  therefore  reserves the right to modify  the  Contract,  as  it  deems  appropriate,  to  attempt  to  prevent  a
Contractowner  from being considered the owner of a pro rata share of the assets of the Separate Account.  Moreover, in the event that regulations or rulings are adopted,  there can be no  assurance  that the Series will be able to operate as currently described in the Prospectus,  or that SBL Fund will not have to change any Series' investment objective or investment policies.

INCOME  TAXATION OF ANNUITIES IN  GENERAL--NON-QUALIFIED  PLANS -- Section 72 of
the Code governs the taxation of annuities.  In general,  a Contractowner is not taxed on  increases  in value  under an  annuity  contract  until  some  form of distribution is made under the contract.  However,  the increase in value may be subject to tax currently under certain  circumstances.  See "Contracts  Owned by
Non-Natural Persons," page 31 and "Diversification Standards" above. Withholding of federal income taxes on all  distributions may be required unless a recipient who is eligible  elects not to have any amounts  withheld and properly  notifies
Security Benefit of that election.

     SURRENDERS OR WITHDRAWALS  PRIOR TO THE ANNUITY START DATE. Code Section 72
provides  that amounts  received upon a total or partial  withdrawal  (including systematic  withdrawals)  from a  Contract  prior  to  the  Annuity  Start  Date generally  will be treated as gross  income to the extent that the cash value of the Contract immediately before the withdrawal (determined without regard to any surrender charge in the case of a partial withdrawal) exceeds the "investment in the  contract."  The  "investment  in the contract" is that portion,  if any, of purchase  payments  paid  under  a  Contract  less  any  distributions  received previously  under the Contract  that are  excluded  from the  recipient's  gross income.  The taxable portion is taxed at ordinary income tax rates. For purposes of this  rule,  a pledge or  assignment  of a  contract  is treated as a payment received on account of a partial withdrawal of a Contract.

     SURRENDERS  OR  WITHDRAWALS  ON OR AFTER THE  ANNUITY  START  DATE.  Upon a
complete surrender,  the receipt is taxable to the extent that the cash value of the Contract exceeds the investment in the Contract. The taxable portion of such payments will be taxed at ordinary income tax rates.

     For fixed annuity  payments,  the taxable portion of each payment generally is  determined  by  using  a  formula  known  as the  "exclusion  ratio,"  which establishes  the ratio that the  investment  in the Contract  bears to the total expected amount of annuity payments for the term of the Contract.  That ratio is then  applied  to each  payment  to  determine  the  non-taxable  portion of the payment.  The  remaining  portion of each  payment is taxed at  ordinary  income rates.  For variable  annuity  payments,  the taxable portion of each payment is
determined  by  using  a  formula  known  as  the  "excludable   amount,"  which
establishes the non-taxable portion of each payment.  The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the investment in the  Contract  by the  number of  payments  to be made.  The  remainder  of each variable  annuity  payment is taxable.  Once the  excludable  portion of annuity payments  to date  equals the  investment  in the  Contract,  the balance of the annuity payments will be fully taxable.

     PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS.  With respect to amounts withdrawn or distributed  before the taxpayer  reaches age 59 1/2, a penalty tax is imposed  equal to 10% of the portion of such amount  which is  includable  in gross income.  However,  the penalty tax is not applicable to  withdrawals:  (i)
made  on or  after  the  death  of the  owner  (or  where  the  owner  is not an individual,  the  death  of  the  "primary  annuitant,"  who is  defined  as the individual  the events in whose life are of primary  importance in affecting the timing and amount of the payout under the Contract);  (ii)  attributable  to the taxpayer's  becoming  totally  disabled  within  the  meaning  of  Code  Section
72(m)(7);  (iii)  which are part of a series  of  substantially  equal  periodic payments  (not  less  frequently  than  annually)  made  for the  life  (or life expectancy)  of the taxpayer,  or the joint lives (or joint life  expectancy) of the taxpayer and his or her beneficiary;  (iv) from certain qualified plans; (v)
under a so-called  qualified  funding asset (as defined in Code Section 130(d));
(vi) under an immediate  annuity  contract;  or (vii) which are  purchased by an employer on termination  of certain types of qualified  plans and which are held by the employer until the employee separates from service.

     If the penalty tax does not apply to a surrender or  withdrawal as a result of the  application  of  item  (iii)  above,  and the  series  of  payments  are subsequently modified (other than by reason of death or disability), the tax for the first year in which the  modification  occurs will be increased by an amount
(determined  by the  regulations)  equal to the tax that would have been imposed but for  item  (iii)  above,  plus  interest  for the  deferral  period,  if the modification  takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or
(b) before the taxpayer reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS--

     DISTRIBUTION-AT-DEATH RULES. In order to be treated as an annuity contract, a contract must provide the following two  distribution  rules: (a) if any Owner dies on or after the Annuity Start Date,  and before the entire  interest in the
Contract has been  distributed,  the  remainder of the Owner's  interest will be distributed  at least as quickly as the method in effect on the  Owner's  death;
and (b) if any Owner dies before the Annuity Start Date, the entire  interest in the Contract must generally be  distributed  within five years after the date of death, or, if payable to a Designated  Beneficiary,  must be annuitized over the life of that  Designated  Beneficiary or over a period not extending  beyond the life expectancy of that  Beneficiary,  commencing within one year after the date of death of the Owner. If the sole  Designated  Beneficiary is the spouse of the deceased Owner,  the Contract  (together with the deferral of tax on the accrued and future  income  thereunder)  may be  continued  in the name of the spouse as
Owner.

     Generally,  for purposes of determining when distributions must begin under the foregoing rules, where an Owner is not an individual,  the primary annuitant is considered the Owner. In that case, a change in the primary annuitant will be treated as the death of the Owner.  Finally,  in the case of Joint  Owners,  the distribution-at-death  rules will be applied by treating  the death of the first
Owner  as the  one to be  taken  into  account  in  determining  generally  when distributions must commence, unless the sole Beneficiary is the deceased Owner's spouse.

     GIFT OF ANNUITY CONTRACTS.  Generally, gifts of non-tax qualified Contracts prior to the Annuity  Start Date will  trigger tax on the gain on the  Contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable.  This provision does not apply to transfers between spouses or incident to a divorce.

     CONTRACTS  OWNED  BY  NON-NATURAL  PERSONS.  If the  Contract  is held by a non-natural  person (for example,  a  corporation),  the income on that Contract
(generally  the increase in net surrender  value less the purchase  payments) is includable  in  taxable  income  each  year.  The rule does not apply  where the
Contract is acquired by the estate of a decedent,  where the Contract is held by certain types of  retirement  plans,  where the Contract is a qualified  funding asset for structured  settlements,  where the Contract is purchased on behalf of an  employee  upon  termination  of a  Qualified  Plan,  and in the  case  of an immediate annuity.  An annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

     MULTIPLE  CONTRACT  RULE.  For  purposes of  determining  the amount of any distribution  under Code Section 72(e) (amounts not received as annuities)  that is includable in gross income, all Non-Qualified annuity contracts issued by the same  insurer  to the same  Contractowner  during  any  calendar  year are to be aggregated and treated as one contract. Thus, any amount received under any such contract  prior  to  the  contract's  Annuity  Start  Date,  such  as a  partial surrender,  dividend,  or loan, will be taxable (and possibly subject to the 10%
penalty tax) to the extent of the combined income in all such contracts.

     In addition,  the Treasury  Department  has broad  regulatory  authority in applying this provision to prevent avoidance of the purposes of this rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts  that are paid as  annuities  (on and after the  Annuity  Start Date)
under annuity  contracts issued by the same company to the same owner during any calendar  year.  In this case,  annuity  payments  could be fully  taxable  (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such  contracts and  regardless of whether any amount would  otherwise  have been excluded from income because of the "exclusion ratio" under the contract.

     POSSIBLE TAX CHANGES.  In recent years,  legislation has been proposed that would have adversely modified the federal taxation of certain  annuities.  There is always the  possibility  that the tax treatment of annuities  could change by legislation  or other  means  (such as IRS  regulations,  revenue  rulings,  and judicial decisions).  Moreover,  although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

     TRANSFERS,  ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer of ownership of a Contract,  the designation of an Annuitant,  Payee or other beneficiary who is not also the Owner,  the  selection  of certain  Annuity  Start  Dates or the exchange of a Contract may result in certain tax  consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer,  assignment, selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.

QUALIFIED  PLANS -- The Contract may be used with Qualified  Plans that meet the requirements  of Section 401,  403(b),  408, 408A or 457 of the Code. If you are
purchasing  the  Contract as an  investment  vehicle for one of these  Qualified
Plans, you should consider that the Contract does not provide any additional tax advantages beyond that already  available  through the Qualified Plan.  However, the Contract  does offer  features  and  benefits in addition to  providing  tax
deferral  that  other  investments  may  not  offer,   including  death  benefit
protection for your beneficiaries and annuity options which guarantee income for life.  You should  consult with your  financial  professional  as to whether the overall  benefits  and costs of the Contract are  appropriate  considering  your circumstances.

     The tax rules  applicable  to  participants  in such  Qualified  Plans vary according to the type of plan and the terms and  conditions  of the plan itself.
No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contracts to accumulate  retirement savings under the  plans.  Adverse  tax  or  other  legal  consequences  to the  plan,  to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments,  unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the
Contract.  Contractowners,  Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under such  Qualified  Plans may be subject to the terms and  conditions  of the plans  themselves  or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, Security Benefit may accept beneficiary designations and payment  instructions  under the  terms of the  Contract  without  regard to any spousal consents that may be required under the plan or the Employee  Retirement
Income Security Act of 1974 (ERISA). Consequently, a Contractowner's beneficiary designation or elected payment option may not be enforceable.

     The  amounts  that may be  contributed  to  Qualified  Plans are subject to limitations  that  vary  depending  on the  type of  Plan.  In  addition,  early distributions  from most Qualified Plans may be subject to penalty taxes, or for
certain  plans,   could  cause  the  Plan  to  be   disqualified.   Furthermore,
distributions   from  most  Qualified  Plans  are  subject  to  certain  minimum distribution  rules.  Failure  to  comply  with  these  rules  could  result  in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes.
As a result,  the  minimum  distribution  rules may  limit the  availability  of certain Annuity  Options to certain  Annuitants and their  beneficiaries.  These
requirements  may  not  be  incorporated   into  Security   Benefit's   Contract
administration   procedures.   Owners,   participants  and   beneficiaries   are
responsible  for  determining  that   contributions,   distributions  and  other
transactions with respect to the Contracts comply with applicable law.

     The  following  are brief  descriptions  of the various  types of Qualified
Plans and the use of the Contract therewith:

     SECTION 401. Code Section 401 permits  employers to establish various types of retirement plans (e.g.,  pension,  profit sharing and 401(k) plans) for their employees. For this purpose,  self-employed individuals (proprietors or partners operating a trade or business) are treated as employees  and therefore  eligible to participate in such plans.  Retirement  plans  established in accordance with
Section 401 may permit the purchase of Contracts to provide benefits thereunder.

     In order for a retirement plan to be "qualified" under Code Section 401, it must: (i) meet certain minimum standards with respect to participation, coverage and vesting;  (ii) not discriminate in favor of "highly compensated"  employees;
(iii) provide  contributions or benefits that do not exceed certain limitations;
(iv)  prohibit  the use of plan  assets for  purposes  other than the  exclusive benefit  of the  employees  and their  beneficiaries  covered  by the plan;  (v)
provide  for  distributions  that  comply  with  certain  minimum   distribution
requirements;  (vi) provide for certain  spousal  survivor  benefits;  and (vii)
comply with numerous other qualification requirements.

     A  retirement  plan  qualified  under  Code  Section  401 may be  funded by employer  contributions,  employee  contributions or a combination of both. Plan participants  are  normally not subject to tax on employer  contributions  until such amounts are actually distributed from the plan. Depending upon the terms of the  particular  plan,  employee  contributions  may be  made  on a  pre-tax  or after-tax basis. In addition,  plan  participants are not taxed on plan earnings derived from either employer or employee  contributions  until such earnings are distributed.

     Each employee's  interest in a retirement plan qualified under Code Section
401 must  generally be  distributed  or begin to be  distributed  not later than
April 1 of the calendar  year  following the later of the calendar year in which the employee reaches age 70 1/2, or retires  ("required  beginning  date").  The required  beginning  date for 5% owners is April 1of the calendar year following the year in which the owner attains age 70 1/2. Periodic  distributions must not extend  beyond  the life of the  employee  or the  lives of the  employee  and a designated beneficiary (or over a period extending beyond the life expectancy of the  employee or the joint life  expectancy  of the  employee  and a  designated beneficiary).

     If an employee dies before reaching his or her required beginning date, the employee's  entire  interest  in the plan must  generally  be  distributed  to a designated  beneficiary before the close of the calendar year following the year of the employee's  death and be made over the life of the beneficiary (or over a period not  extending  beyond the life  expectancy of the  beneficiary).  If the designated beneficiary is the employee's surviving spouse,  distributions may be delayed  until  the  employee  would  have  reached  age 70 1/2.  If there is no designated beneficiary, or if distributions are not timely commenced, the entire account must be distributed by the end of the fifth full calendar year following the employee's death.

     If an employee dies after reaching his or her required  beginning date, the employee's  interest  in the plan  must  generally  be  distributed  at least as rapidly  as under  the  method  of  distribution  in  effect  at the time of the employee's death.

     Annuity  payments  distributed  from a retirement plan qualified under Code
Section 401 are taxable under  Section 72 of the Code.  Section 72 provides that the portion of each payment  attributable to contributions  that were taxable to the employee in the year made, if any, is excluded from gross income as a return of the employee's investment.  The portion so excluded is determined by dividing the employee's  investment in the plan by (1) the number of anticipated payments determined  under a table set forth in Section 72 of the Code or (2) in the case of a contract  calling for installment  payments,  the number of monthly annuity payments  under such  contract.  The  portion  of each  payment in excess of the exclusion amount is taxable as ordinary income.  Once the employee's  investment has been recovered,  the full annuity  payment will be taxable.  If the employee should die prior to recovering  his or her entire  investment,  the  unrecovered investment will be allowed as a deduction on the employee's final return. If the employee made no  contributions  that were taxable when made, the full amount of each annuity payment is taxable as ordinary income.

     A "lump-sum"  distribution  from a  retirement  plan  qualified  under Code
Section  401  may  be  eligible  for  favorable  tax  treatment.   A  "lump-sum"
distribution  means the  distribution  within one taxable year of the balance to the  credit  of the  employee  which  becomes  payable:  (i) on  account  of the employee's  death,  (ii) after the employee attains age 59 1/2, (iii) on account of the  employee's  termination  of  employment  (in the  case of a  common  law employee only) or (iv) after the employee has become  disabled (in the case of a self-employed person only).

     As a general  rule, a lump-sum  distribution  is fully  taxable as ordinary income except for an amount equal to the employee's investment, if any, which is recovered tax-free.  However, ten-year averaging and capital-gains treatment may be available to an employee who reached age 50 before 1986.

     Distributions  from a retirement  plan qualified under Code Section 401 may be  eligible  for a tax-free  rollover  to  another  eligible  retirement  plan, including an individual  retirement  account or annuity (IRA).  See "Rollovers,"
page 35.

     SECTION  403(B).  Code Section 403(b)  permits public school  employees and
employees  of  certain  types  of   charitable,   educational   and   scientific
organizations  specified in Section  501(c)(3)  of the Code to purchase  annuity contracts,  and,  subject  to  certain  limitations,  to  exclude  the amount of purchase  payments  from gross  income for tax  purposes.  The  Contract  may be purchased in connection with a Section 403(b) annuity program.

     Section  403(b)  annuities  must  generally be provided  under a plan which
meets   certain   minimum   participation,   coverage,   and   nondiscrimination
requirements.   Section  403(b)  annuities  are  generally  subject  to  minimum distribution  requirements  similar  to those  applicable  to  retirement  plans qualified under Section 401 of the Code. See "Section 401," page 33.

     A  Section  403(b)   annuity   contract  may  be  purchased  with  employer
contributions,  employee  contributions  or a combination of both. An employee's rights under a Section  403(b)  contract must be  nonforfeitable.  Prior to 2002 numerous  limitations apply to the amount of contributions that may be made to a
Section  403(b)  annuity  contract.  These  limitations  were referred to as the
"maximum  exclusion  allowance".  Beginning  in  2002,  the  "maximum  exclusion allowance" limitation on Section 403(b) annuity  contributions is repealed.  The new  applicable  limit is similar to the limits on  contributions  to  qualified retirement  plans and  depends  upon,  among other  things,  whether the annuity contract is purchased with employer or employee contributions.

     Amounts used to purchase Section 403(b) annuities  generally are excludable from the taxable income of the employee.  As a result,  all  distributions  from such annuities are normally taxable in full as ordinary income to the employee.

     A Section  403(b)  annuity  contract  must  prohibit  the  distribution  of employee  contributions  (including  earnings  thereon) until the employee:  (i)
attains  age 59 1/2;  (ii)  terminates  employment;  (iii)  dies;  (iv)  becomes disabled; or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

     Distributions  from a Section 403(b) annuity contract may be eligible for a tax-free rollover to another eligible  retirement plan,  including an individual retirement account or annuity (IRA). See "Rollovers," page 35.

     SECTIONS 408 AND 408A. INDIVIDUAL RETIREMENT ANNUITIES.  Section 408 of the
Code permits eligible  individuals to establish  individual  retirement programs through the purchase of Individual  Retirement Annuities  ("traditional  IRAs").
The Contract may be  purchased as an IRA. The IRAs  described in this  paragraph are called  "traditional IRAs" to distinguish them from the new "Roth IRA" which became available in 1998. (Roth IRAs are described below.)

     IRAs are subject to limitations on the amount that may be contributed,  the persons who may be eligible and on the time when  distributions  must  commence.
Depending  upon  the  circumstances  of  the  individual,   contributions  to  a
traditional IRA may be made on a deductible or  non-deductible  basis.  IRAs may not be transferred,  sold,  assigned,  discounted or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not be fixed and may not  exceed  (except  in  the  case  of a  rollover  contribution)  100%  of the individual's  taxable  compensation or the applicable  dollar amount as shown in the table below:

-------------------------- -----------------
        TAX YEAR                AMOUNT
-------------------------- -----------------
        2002-2004               $3,000
        2005-2007               $4,000
   2008 and thereafter          $5,000
-------------------------- -----------------

Any refund of premium  must be applied to the payment of future  premiums or the purchase  of  additional  benefits.  If an  individual  is age 50 or  over,  the individual may make an additional catch-up  contribution to a traditional IRA of
$500 during the tax years of  2002-2005,  or $1,000 for the 2006 tax year or any tax year  thereafter.  However,  if the  individual  is covered  by an  employer retirement  plan, the amount of the  contribution to a traditional IRA which may be deducted will be reduced or eliminated if the individual's  modified adjusted gross income  exceeds  certain  amounts  ($54,000 for a married  couple filing a joint  return and $34,000 for a single  taxpayer in 2002,  $60,000 for a married couple filing a joint return and $40,000 for a single  taxpayer in 2003). If the individual's spouse is covered by an employer retirement plan but the individual is  not,  the  individual  may  be  able  to  deduct  those  contributions  to a traditional  IRA;  however,  the deduction  will be reduced or eliminated if the adjusted gross income on a joint return exceeds $150,000.

     Sale  of the  Contract  for  use  with  IRAs  may  be  subject  to  special requirements imposed by the Internal Revenue Service. Purchasers of the Contract
for such purposes will be provided with such supplementary information as may be required by the Internal  Revenue Service or other  appropriate  agency and will have the right to revoke the Contract under certain  circumstances.  See the IRA
Disclosure Statement that accompanies this Prospectus.

     In  general,   traditional   IRAs  are  subject  to  minimum   distribution
requirements  similar to those  applicable to retirement  plans  qualified under
Section 401 of the Code;  however,  the required  beginning date for traditional
IRAs is  generally  the date  that the  Contractowner  reaches  age 70  1/2--the
Contractowner's  retirement  date,  if any,  will not affect his or her required beginning  date.  See  "Section  401,"  page  33.  Distributions  from  IRAs are generally  taxed under Code  Section 72.  Under these  rules,  a portion of each distribution  may be  excludable  from income.  The amount  excludable  from the individual's income is the amount of the distribution which bears the same ratio as the  individual's  nondeductible  contributions  bears to the expected return under the IRA.

     Distributions  of  deductible,  pre-tax  contributions  and earnings from a traditional  IRA  may  be  eligible  for a  tax-free  rollover  to  an  eligible retirement  plan,  including  another  traditional  IRA.  In  certain  cases,  a distribution of  non-deductible  contributions or other after-tax amounts from a traditional  IRA may be eligible to be rolled over to another  traditional  IRA.
See "Rollovers," page 35.

     ROTH  IRAS.  Section  408A of the  Code  permits  eligible  individuals  to establish a Roth IRA. The Contract may be purchased as a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals that meet certain requirements are not subject to federal  income tax on either the original  contributions  or any  earnings.  Sale of the  Contract  for use with Roth IRAs may be  subject to special  requirements  imposed by the IRS.  Purchasers  of the Contract for such purposes will be provided with such supplementary information as may be required by the IRS or other  appropriate  agency,  and will have the right to revoke the
Contract under certain  requirements..  Unlike a traditional  IRA, Roth IRAs are not subject to minimum required  distribution  rules during the  Contractowner's lifetime.  Generally,  however,  the  amount in a  remaining  Roth IRA after the
Contractowner's  death  must  begin to be  distributed  by the end of the  first calendar year after death, and made over the beneficiary's  life expectancy.  If there is no beneficiary,  or if  distributions  are delayed,  the amount must be distributed  by the end of the  fifth  full  calendar  year  after  death of the
Contractowner.

     The IRS has not reviewed the Contract for  qualification  as a Roth IRA and has not addressed in a ruling of general  applicability  whether a death benefit provision  such  as the  provision  in  the  Contract  comports  with  Roth  IRA qualification requirements.

     SECTION 457.  Section 457 of the Code permits  employees of state and local governments  and units and  agencies  of state  and local  governments,  such as schools,  as well as  tax-exempt  organizations  to  defer a  portion  of  their compensation without paying current taxes if those employees are participants in an  eligible  deferred  compensation  plan.  A Section  457 plan may  permit the purchase of Contracts to provide benefits thereunder.

     Although a participant  under a Section 457 plan may be permitted to direct or choose  methods of investment in the case of a tax-exempt  employer  sponsor, all amounts  deferred under the plan, and any income thereon,  remain solely the property of the  employer  and  subject to the claims of its  general  creditors until paid to the participant.  The assets of a Section 457 plan maintained by a state or local government employer must be held in trust (or a custodial account or an  annuity  contract)  for the  exclusive  benefit of plan  participants.  A
Section 457 plan must not permit the  distribution of a  participant's  benefits until the  participant  attains age 70 1/2,  terminates  employment or incurs an
"unforeseeable emergency."

     Section   457  plans  are   generally   subject  to  minimum   distribution
requirements  similar to those  applicable to retirement  plans  qualified under
Section 401 of the Code. See "Section 401" on page 33. Since under a Section 457 plan  contributions  are  generally  excludable  from the taxable  income of the employee,  the full amount  received will usually be taxable as ordinary  income when annuity payments commence or other  distributions  are made.  Distributions from a Section 457 plan for a tax-exempt employer, are not eligible for tax-free rollovers. Beginning in 2002, distributions from a governmental Section 457 plan may be rolled over to another eligible retirement plan including, an IRA.

     ROLLOVERS. A "rollover" is the tax-free transfer of a distribution from one
"eligible  retirement plan" to another.  Distributions which are rolled over are not included in the individual's gross income until some future time.

     If any portion of the balance to the credit of a  participant  in a Section
401 plan,  Section 403(b) plan or  governmental  Section 457 plan is paid to the participant in an "eligible rollover distribution" and the participant transfers any portion of the amount  received to an "eligible  retirement  plan," then the amount so transferred is not includable in income.  Also, pre-tax  distributions from an IRA may be rolled over to another eligible retirement plan. An "eligible rollover  distribution"  generally means any  distribution  that is not one of a series  of  periodic  payments  made  for the life of the  distributee  or for a
specified  period  of  at  least  ten  years.  In  addition,   required  minimum
distributions and certain corrective  distributions will not qualify as eligible rollover distributions. A rollover must be made directly between plans within 60 days after receipt of the distribution.

     An "eligible  retirement  plan" will be another  retirement  plan qualified under  Code  Section  401,  a Section  403(b)  plan,  a  traditional  individual retirement account or annuity under Code Section 408 or a governmental  deferred compensation plan under Code Section 457. With respect to a Section 403(b) plan, an  "eligible  retirement  plan"  will  be  another  Section  403(b)  plan or an individual retirement account or annuity described in Code Section 408.

     A Section 401 plan,  a Section  403(b) plan or a  governmental  Section 457 plan must  generally  provide  a  participant  receiving  an  eligible  rollover distribution the option to have the distribution transferred directly to another eligible retirement plan.

     TAX PENALTIES.  PREMATURE  DISTRIBUTION TAX. Distributions from a Qualified
Plan  before the  participant  reaches  age 59 1/2 are  generally  subject to an additional tax equal to 10% of the taxable portion of the distribution.  The 10%
penalty tax does not apply to  distributions:  (i) made on or after the death of the employee;  (ii) attributable to the employee's  disability;  (iii) which are part of a series  of  substantially  equal  periodic  payments  made  (at  least annually) for the life (or life  expectancy)  of the employee or the joint lives
(or joint life  expectancies)  of the employee and a designated  beneficiary and which, for Qualified Plans other than IRAs, begin after the employee  terminates employment;  (iv) made to an employee  after  termination  of  employment  after reaching  age 55; (v) made to pay for certain  medical  expenses;  (vi) that are exempt  withdrawals  of an excess  contribution;  (vii) that are rolled  over or transferred in accordance with Code requirements; or (viii) that are transferred pursuant to a decree of divorce or separate  maintenance  or written  instrument incident to such a decree.

     The  exception  to the 10% penalty tax  described in item (iv) above is not applicable to IRAs. However, distributions from an IRA to unemployed individuals can be made without  application of the 10% penalty tax to pay health  insurance premiums in certain  cases.  In addition,  the 10% penalty tax is generally  not applicable to  distributions  from a Section 457 plan.  There are two additional exceptions to the 10% penalty tax on  withdrawals  from IRA's before age 59 1/2:
withdrawals made to pay "qualified"  higher  education  expenses and withdrawals made to pay certain "eligible first-time home buyer expenses."

     MINIMUM  DISTRIBUTION TAX. If the amount  distributed from a Qualified Plan is less than the minimum required  distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

     WITHHOLDING.   Periodic  distributions  (e.g.,  annuities  and  installment payments) from a Qualified Plan that will last for a period of ten or more years are generally  subject to voluntary income tax withholding.  The amount withheld on such periodic  distributions  is determined at the rate  applicable to wages.
The  recipient  of a  periodic  distribution  may  generally  elect  not to have withholding apply.

     Nonperiodic  distributions  (e.g.,  lump sums and annuities or  installment payments  of fewer than ten years)  from a  Qualified  Plan (other than IRAs and tax-exempt  Section 457 plans) are generally subject to mandatory 20% income tax
withholding.   However,  no  withholding  is  imposed  if  the  distribution  is
transferred   directly  to  another   eligible   Qualified   Plan.   Nonperiodic
distributions  from an IRA are subject to income tax  withholding  at a flat 10%
rate.  The recipient of such a  distribution  may elect not to have  withholding apply.

     The  above  description  of the  federal  income  tax  consequences  of the different types of Qualified  Plans which may be funded by the Contract  offered by this  Prospectus  is only a brief  summary and is not intended as tax advice.
The rules governing the provisions of Qualified Plans are extremely  complex and often  difficult to  comprehend.  Anything  less than full  compliance  with the applicable  rules,  all of which are  subject to change,  may have  adverse  tax consequences.  A prospective  Contractowner  considering adoption of a Qualified
Plan and purchase of a Contract in connection  therewith  should first consult a qualified  and  competent  tax  adviser  with regard to the  suitability  of the
Contract as an investment vehicle for the Qualified Plan.

OTHER INFORMATION

VOTING OF SBL FUND  SHARES -- You  indirectly  (through  the  Separate  Account)
purchase shares of the Series of SBL Fund when you allocate purchase payments to the Subaccounts. The Company owns shares of the Fund in the Separate Account for your  benefit.  Under current law, the Company will vote shares of the Fund held in the Subaccounts in accordance with voting  instructions  received from Owners having  the  right to give  such  instructions.  You will have the right to give voting  instructions  to the extent that you have Account Value allocated to the particular  Subaccount.  The  Company  will vote all shares it owns  through the
Subaccount  in the same  proportion  as the shares for which it receives  voting instructions  from  Owners.  The Company  votes  shares in  accordance  with its current  understanding  of the federal  securities  laws.  If the Company  later determines that it may vote shares of the Fund in its own right, it may elect to do so.

     Unless  otherwise  required by  applicable  law,  the number of shares of a particular Series as to which you may give voting instructions to the Company is determined by dividing your Account Value in the  corresponding  Subaccount on a particular  date by the net asset  value per share of that Series as of the same date.  Fractional votes will be counted.  The number of votes as to which voting instructions  may be given will be determined as of the date  established by the
Fund for determining  shareholders  eligible to vote at the meeting of the Fund.
If  required  by the SEC,  the  Company  reserves  the right to  determine  in a different  fashion  the voting  rights  attributable  to the shares of the Fund.
Voting instructions may be cast in person or by proxy.

SUBSTITUTION OF INVESTMENTS -- Security Benefit  reserves the right,  subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions  for,  or  combinations  of the  securities  that  are held by the
Separate  Account  or  any  Subaccount  or  that  the  Separate  Account  or any
Subaccount  may  purchase.  If  shares  of any or all of the  Series of SBL Fund should no longer be available for investment,  or if Security Benefit management believes  further  investment  in shares of any or all of the Series of SBL Fund should become  inappropriate  in view of the purposes of the Contract,  Security
Benefit may  substitute  shares of another  Series of SBL Fund or of a different fund for shares  already  purchased  or to be  purchased in the future under the
Contract.  Security  Benefit may also purchase,  through the  Subaccount,  other securities  for other  classes  or  contracts,  or permit a  conversion  between classes of contracts on the basis of requests made by Owners.

     In connection with a substitution of any shares  attributable to an Owner's interest in a Subaccount or the Separate Account,  Security Benefit will, to the extent required under applicable law, provide notice, seek Owner approval,  seek prior  approval  of the SEC,  and  comply  with the  filing or other  procedures established by applicable state insurance regulators.

     Security   Benefit  also   reserves  the  right  to  establish   additional
Subaccounts  of the  Separate  Account  that would invest in a new Series of SBL
Fund or in shares of another  investment  company,  a series  thereof,  or other suitable investment  vehicle.  Security Benefit may establish new Subaccounts in its sole  discretion,  and will  determine  whether  to make any new  Subaccount available to existing Owners. Security Benefit may also eliminate or combine one or more  Subaccounts if, in its sole discretion,  marketing,  tax, or investment conditions so warrant.

     Subject to compliance with applicable  law,  Security  Benefit may transfer assets to the General Account. Security Benefit also reserves the right, subject to any required  regulatory  approvals,  to transfer assets of any Subaccount to another separate account or Subaccount.

     In the event of any such  substitution or change,  Security Benefit may, by appropriate  endorsement,  make such changes in these and other contracts as may be necessary or appropriate to reflect such  substitution or change. If Security
Benefit  believes it to be in the best interests of persons having voting rights under the  Contracts,  the  Separate  Account may be  operated  as a  management investment  company  under the 1940 Act or any other form  permitted by law. The
Separate  Account  may  be  deregistered  under  that  Act  in  the  event  such registration  is no longer  required,  or it may be combined with other separate accounts of Security Benefit or an affiliate thereof. Subject to compliance with applicable law,  Security  Benefit also may combine one or more  Subaccounts and may establish a committee,  board,  or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND  AMENDMENTS  --  Security  Benefit  reserves  the right,  without  the  consent of Owners,  to suspend  sales of the  Contract  as presently  offered and to make any change to the  provisions of the Contracts to comply with, or give Owners the benefit of, any federal or state statute,  rule, or regulation,  including but not limited to requirements for annuity  contracts and retirement plans under the Internal Revenue Code and regulations  thereunder or any state statute or regulation.  Security Benefit also reserves the right to limit the amount and frequency of subsequent purchase payments.

REPORTS TO OWNERS -- Security Benefit will send you annually a statement setting forth a summary of the transactions that occurred during the year and indicating the Contract  Value as of the end of the year. In addition,  the statement  will indicate  the  allocation  of  Contract  Value  among the Fixed  Account and the
Subaccounts and any other  information  required by law.  Security  Benefit will also send out  confirmations  upon purchase  payments,  transfers,  loans,  loan repayments,  and full and  partial  withdrawals.  Security  Benefit  may confirm certain  transactions on a quarterly basis. These transactions include purchases under an Automatic Investment Program, transfers under the Dollar Cost Averaging and Asset Reallocation Options, systematic withdrawals and annuity payments.

     You will also receive an annual and semiannual report containing  financial statements for SBL Fund,  which will include a list of the portfolio  securities of each Series, as required by the 1940 Act, and/or such other reports as may be required by federal securities laws.

ELECTRONIC  EXCHANGE  PRIVILEGES -- You may request a transfer of Contract Value and may make changes to an existing Dollar Cost Averaging or Asset  Reallocation option by telephone if the Telephone  Transfer section of the application or the proper form has been  completed,  signed,  and filed at Security  Benefit's Home
Office. Security Benefit has established procedures to confirm that instructions communicated  by telephone are genuine and will not be liable for any losses due to  fraudulent  or  unauthorized  instructions  provided  it  complies  with its procedures.  Security Benefit's  procedures require that any person requesting a
transfer  by  telephone   provide  the  account   number  and  the  Owner's  tax
identification number and such instructions must be received on a recorded line.
Security Benefit reserves the right to deny any telephone  transfer request.  If all telephone lines are busy (which might occur, for example,  during periods of substantial  market  fluctuations),  you may not be able to request transfers by telephone and would have to submit written requests.

     By  authorizing  telephone  transfers,  you authorize  Security  Benefit to accept  and act  upon  telephonic  instructions  for  transfers  involving  your
Contract.  You agree that neither Security  Benefit,  nor any of its affiliates, nor SBL Fund will be liable for any loss,  damages,  cost, or expense (including attorneys' fees) arising out of any telephone  requests,  provided that Security
Benefit effects such requests in accordance with its procedures.  As a result of this policy on  telephone  requests,  you may bear the risk of loss arising from the telephone transfer privileges. Security Benefit may discontinue,  modify, or suspend the telephone transfer privilege at any time.

LEGAL  PROCEEDINGS  --  There  are no legal  proceedings  pending  to which  the
Separate  Account  is a party or which  would  materially  affect  the  Separate
Account.

LEGAL MATTERS -- Amy J. Lee, Esq., Associate General Counsel,  Security Benefit,
has passed  upon  legal  matters  in  connection  with the issue and sale of the
Contracts  described in this Prospectus,  Security Benefit's  authority to issue the  Contracts  under Kansas law, and the validity of the forms of the Contracts under Kansas law.

PERFORMANCE INFORMATION

     Performance  information  for the  Subaccounts,  including  the  yield  and effective  yield of the Money  Market  Subaccount,  the  yield of the  remaining
Subaccounts,  and the total return of all  Subaccounts,  except the Money Market
Subaccount, may appear in advertisements, reports, and promotional literature to current or prospective Owners.

     Current  yield  for the  Money  Market  Subaccount  will be based on income received by a hypothetical  investment  over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received  for 52 weeks,  stated in terms of an annual  percentage return on the investment).  "Effective yield" for the Money Market Subaccount is calculated in a manner similar to that used to calculate yield, but reflects the compounding effect of earnings.

     For the  remaining  Subaccounts,  quotations  of yield will be based on all investment  income per  Accumulation  Unit earned during a given 30-day  period, less expenses accrued during the period ("net investment  income"),  and will be computed by dividing net investment  income by the value of an Accumulation Unit on the last day of the period.  Quotations of average  annual total return for a
Subaccount  will be expressed in terms of the average annual  compounded rate of return on a  hypothetical  investment in a Contract over a period of one,  five, and ten years (or, if less, up to the life of the Subaccount),  will reflect the deduction of the administrative charge and the mortality and expense risk charge and may simultaneously be shown for other periods.

     Although the Contracts were not available for purchase until April 4, 1995, the underlying investment vehicle of the Separate Account, SBL Fund, has been in existence  since May 26, 1977.  Performance  information for the Subaccounts may also  include  quotations  of total  return for periods  beginning  prior to the availability of the Contracts that incorporate the performance of SBL Fund.

     Performance  information  for a Subaccount may be compared,  in reports and promotional  literature,  to: (i) the  Standard & Poor's 500 Stock  Index  ("S&P
500"),   Dow  Jones   Industrial   Average   ("DJIA"),   Donaghue  Money  Market
Institutional  Averages,  the Lehman Brothers  Government  Corporate  Index, the
Morgan Stanley  Capital  International's  EAFE Index or other indices  measuring performance  of a pertinent  group of securities so that investors may compare a
Subaccount's  results  with those of a group of  securities  widely  regarded by
investors  as   representative   of  the   securities   markets  in  general  or
representative  of a particular  type of security;  (ii) other variable  annuity separate  accounts or other  investment  products  tracked by Lipper  Analytical
Services,  a widely used independent  research firm which ranks mutual funds and other investment companies by overall performance,  investment  objectives,  and assets, or tracked by other rating services, companies, publications, or persons who rank separate accounts or other investment  products on overall  performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an  investment  in the  Contract.  Unmanaged indices may assume the  reinvestment  of dividends  but generally do not reflect deductions for administrative and management costs and expenses.

     Performance information for any Subaccount reflects only the performance of a hypothetical  Contract under which Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information  should be  considered  in light of the  investment  objectives  and policies,  characteristics,  and  quality of the Series in which the  Subaccount invests and the market conditions  during the given time period,  and should not be considered as a representation  of what may be achieved in the future.  For a description  of the methods  used to  determine  yield and total  return for the
Subaccounts, see the Statement of Additional Information.

     Reports and  promotional  literature  may also  contain  other  information including  (i) the ranking of any  Subaccount  derived from rankings of variable annuity  separate  accounts  or other  investment  products  tracked  by  Lipper
Analytical  Services or by other rating services,  companies,  publications,  or other persons who rank separate accounts or other investment products on overall performance or other criteria, (ii) the effect of tax-deferred  compounding on a
Subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison,  at various points in time,  of the return from an  investment  in a Contract (or returns in general)  on a  tax-deferred  basis  (assuming  one or more tax rates)  with the return on a taxable basis,  and (iii) Security  Benefit's  rating or a rating of
Security Benefit's  claim-paying ability as determined by firms that analyze and rate  insurance  companies  and  by  nationally  recognized  statistical  rating organizations.

ADDITIONAL INFORMATION

REGISTRATION  STATEMENT -- A Registration  Statement under the 1933 Act has been filed with the SEC relating to the offering  described in this Prospectus.  This
Prospectus  does not include all the  information  included in the  Registration
Statement,  certain  portions of which,  including  the  Statement of Additional
Information, have been omitted pursuant to the rules and regulations of the SEC.
The  omitted  information  may be  obtained  at the  SEC's  principal  office in
Washington,  DC,  upon  payment  of the  SEC's  prescribed  fees and may also be obtained from the SEC's web site (http://www.sec.gov).

FINANCIAL  STATEMENTS  -- The  consolidated  financial  statements  of  Security
Benefit Life Insurance  Company and  subsidiaries at December 31, 2001 and 2000, and for each of the three years in the period ended  December 31, 2001,  and the financial  statements of the Separate Account at December 31, 2001, and for each of the two years in the period  ended  December  31,  2001 are  included  in the
Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

     The Statement of Additional  Information contains more specific information and financial  statements relating to Security Benefit. The Table of Contents of the Statement of Additional Information is as follows:

TABLE OF CONTENTS--

                                                     Page

GENERAL INFORMATION AND HISTORY.....................   3
   Safekeeping of Assets............................   3
DISTRIBUTION OF THE CONTRACT........................   3
LIMITS ON PURCHASE PAYMENTS
   PAID UNDER TAX-QUALIFIED

--------------------------------------------------------------------------------

                         VARIFLEX LS(R) VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                                DATE: MAY 1, 2002

             INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED VARIABLE
                                ANNUITY CONTRACT

                                    ISSUED BY
                     SECURITY BENEFIT LIFE INSURANCE COMPANY

                        ONE SECURITY BENEFIT PLACE

                            TOPEKA, KANSAS 66636-0001
                                 1-800-888-2461

                                MAILING ADDRESS:
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497
                                 1-800-888-2461

     This Statement of Additional  Information is not a prospectus and should be read in  conjunction  with the current  Prospectus  for the Variflex LS Variable
Annuity dated May 1, 2002, as it may be  supplemented  from time to time. A copy
of  the   Prospectus   may  be  obtained  from   Security   Benefit  by  calling
1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS

                                                                          PAGE

GENERAL INFORMATION AND HISTORY...........................................  3
   Safekeeping of Assets..................................................  3

DISTRIBUTION OF THE CONTRACT..............................................  3

LIMITS ON PURCHASE PAYMENTS PAID UNDER

GENERAL INFORMATION AND HISTORY

For a description of the Individual  Flexible Purchase Payment Deferred Variable
Annuity  Contract (the  "Contract"),  Security  Benefit Life  Insurance  Company
("Security  Benefit"),  and the SBL Variable Annuity Account VIII (the "Separate
Account"), see the Prospectus. This Statement of Additional Information contains information  that  supplements the information in the Prospectus.  Defined terms used in this Statement of Additional  Information have the same meaning as terms defined in the section entitled "Definitions" in the Prospectus.

SAFEKEEPING OF ASSETS -- Security  Benefit is responsible for the safekeeping of the assets of the  Subaccounts.  These  assets,  which  consist of shares of the
Series of SBL Fund in  non-certificated  form,  are held separate and apart from the  assets  of  Security  Benefit's  General  Account  and its  other  separate accounts.

DISTRIBUTION OF THE CONTRACT

Security  Distributors,  Inc. ("SDI") is Principal  Underwriter of the Contract.
SDI is registered as a broker/dealer with the Securities and Exchange Commission
("SEC")  under  the  Securities  Exchange  Act of 1934  and is a  member  of the
National Association of Securities Dealers,  Inc. ("NASD").  The offering of the
Contracts is continuous.

Subject  to  arrangements  with  Security  Benefit,  the  Contract  is  sold  by independent  broker/dealers  who are members of the NASD and who become licensed to sell  variable  annuities  for  Security  Benefit,  and by certain  financial institutions.  SDI acts as principal  underwriter on behalf of Security  Benefit for  the  distribution  of  the  Contract.  SDI  is not  compensated  under  its
Distribution Agreement with Security Benefit.

The  compensation  payable by SDI under these  arrangements may vary, but is not expected to exceed in the  aggregate 3% of purchase  payments and 1% of Contract
Value on an annualized basis.

LIMITS ON PURCHASE PAYMENTS
PAID UNDER TAX-QUALIFIED
RETIREMENT PLANS

SECTION 401 -- The applicable  annual limits on purchase payments for a Contract used in connection with a retirement plan that is qualified under Section 401 of the Internal Revenue Code depend upon the type of plan. Total purchase  payments on behalf of a participant to all defined  contribution  plans  maintained by an employer are limited  under Section  415(c) of the Internal  Revenue Code to the lesser of (a) $40,000,  or (b) 100% of the  participant's  annual  compensation.
Salary reduction contributions to a cash-or-deferred  (401(k)) arrangement under a profit  sharing plan are subject to  additional  annual  limits under  Section
402(g).  Contributions  to  a  defined  benefit  pension  plan  are  actuarially determined based upon the amount of benefits the participants will receive under the plan formula. The maximum annual benefit any individual may receive under an employer's  defined benefit plan is limited under Section 415(b) of the Internal
Revenue Code.  Rollover  contributions are not subject to the annual limitations described above.

SECTION  403(B) --  Contributions  to 403(b)  annuities are  excludable  from an employee's  gross income if they do not exceed the limits under Sections  402(g)
and 415 of the Code. The applicable limit will depend upon whether the annuities are purchased with employer or employee  contributions.  Rollover  contributions are not subject to these annual limits.  The maximum  exclusion  allowance (MEA)
limit under Section 403(b)(2) of the Code was repealed effective in 2002.

Section  402(g)   generally   limits  an  employee's   annual  salary  reduction
contributions  to a 403(b) annuity and any 401(k)  arrangement to the applicable dollar amount show in the table below:

-------------------------- ------------------------
        TAX YEAR               DEFERRED AMOUNT
-------------------------- ------------------------
          2002                     $11,000
          2003                     $12,000
          2004                     $13,000
          2005                     $14,000
   2006 and thereafter             $15,000
-------------------------- ------------------------

The $15,000  limit will be adjusted  for  inflation in $500  increments  for tax years  beginning  after the 2006 tax year.  If an  individual is age 50 or over, catch-up  contributions can be made to a 403(b) annuity during the tax years and at the rates set forth in the table below:

-------------------------- ------------------------
        TAX YEAR                 ADDITIONAL
                               CATCH-UP AMOUNT
-------------------------- ------------------------
          2002                     $1,000
          2003                     $2,000
          2004                     $3,000
          2005                     $4,000
   2006 and thereafter             $5,000
-------------------------- ------------------------

The $5,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. The limit will be reduced by salary reduction contributions to other 403(b) or 401(k) arrangements. An employee under a 403(b)
annuity with at least 15 years of service for a "qualified  employer"  (i.e., an educational  organization,  hospital,  home health  service  agency,  health and welfare  service  agency,  church or  convention  or  association  of  churches)
generally may exceed the limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.

Section  415(c)  also  provides an overall  limit on the amount of employer  and employee salary reduction contributions to a Section 403(b) annuity that will be excludable  from an  employee's  gross  income in a given  year.  Generally  the
Section  415(c)  limit  is the  lesser  of (i)  $40,000,  or  (ii)  100%  of the employee's annual compensation.

SECTION 408 AND 408A -- Premiums (other than rollover  contributions) paid under a Contract used in connection with a traditional or Roth  individual  retirement annuity  (IRA) that is  described in Section 408 or Section 408A of the Internal
Revenue Code are subject to the limits on  contributions  to IRAs under  Section
219(b)  of the  Internal  Revenue  Code.  Under  Section  219(b)  of  the  Code,
contributions  (other than rollover  contributions) to an IRA are limited to the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:

-------------------------- -----------------
        TAX YEAR                AMOUNT
-------------------------- -----------------
        2002-2004               $3,000
        2005-2007               $4,000
   2008 and thereafter          $5,000
-------------------------- -----------------

(If an  individual  is age 50 or over,  the  individual  may make an  additional catch-up  contribution  to a  traditional  IRA of $500  during  the tax years of
2002-2005, or $1,000 for the 2006 tax year or any tax year thereafter.)

Spousal  IRAs  allow an Owner  and his or her  spouse  to  contribute  up to the applicable  dollar amount to their respective IRAs so long as a joint tax return is filed and joint  income is $6,000 or more.  The  maximum  amount  the  higher compensated  spouse may  contribute for the year is the lesser of the applicable dollar amount as shown in the table above or 100% of that spouse's compensation.
The maximum the lower compensated spouse may contribute is the lesser of (i) the applicable  dollar  amount  as shown  in the  table  above or (ii)  100% of that spouse's  compensation plus the amount by which the higher compensated  spouse's compensation exceeds the amount the higher compensated spouse contributes to his or her  IRA.  The  extent  to  which  an Owner  may  deduct  contributions  to a traditional  IRA depends on the gross  income of the Owner and his or her spouse
for  the  year  and   whether   either  is  an   "active   participant"   in  an
employer-sponsored retirement plan.

Premiums under a Contract used in connection with a simplified  employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section  402(h) of the Internal  Revenue Code.  Section  402(h)  currently limits employer contributions and salary reduction  contributions (if permitted)
under  a  simplified  employee  pension  plan  to the  lesser  of (a) 15% of the compensation  of the participant in the Plan, or (b) $40,000.  Salary  reduction contributions, if any, are subject to additional annual limits.

SECTION  457 --  Contributions  on behalf of an  employee  to a Section 457 plan generally are limited to the lesser of (i) the applicable amount as set forth in the table below or (ii) 100% of the employee's includable compensation.

-------------------------- ------------------------
        TAX YEAR               DEFERRED AMOUNT
-------------------------- ------------------------
          2002                     $11,000
          2003                     $12,000
          2004                     $13,000
          2005                     $14,000
   2006 and thereafter             $15,000
-------------------------- ------------------------

The $15,000  limit will be adjusted  for  inflation in $500  increments  for tax years beginning after the 2006 tax year.

If the employee  participates  in more than one Section 457 plan, the applicable dollar limit applies to contributions  to all such programs.  Beginning in 2002, the  applicable  dollar  limit is no longer  reduced by the amount of any salary reduction contribution the employee makes to a Section 403(b) annuity, an IRA or a  retirement  plan  qualified  under  Section 401. The Section 457 limit may be increased  during the last three years ending before the employee reaches his or her normal  retirement  age.  In each of these last  three  years,  the plan may permit a "catch-up" amount in addition to the regular amount to be deferred. The maximum  combined  amount  which may be deferred in each of these three years is increased  up to  $15,000  reduced by any amount  excluded  from the  employee's income for the taxable year as a contribution  to another plan. If an individual is age 50 or over,  catch-up  contributions  can be made to a  Section  457 plan during the tax years and at the rates set forth in the table below:

-------------------------- ------------------------
        TAX YEAR                 ADDITIONAL
                               CATCH-UP AMOUNT
-------------------------- ------------------------
          2002                     $1,000
          2003                     $2,000
          2004                     $3,000
          2005                     $4,000
   2006 and thereafter             $5,000
-------------------------- ------------------------

The $5,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year.

EXPERTS

The consolidated financial statements of Security Benefit Life Insurance Company and  Subsidiaries at December 31, 2001 and 2000, and for each of the three years in the period ended  December  31, 2001,  and the  financial  statements  of the
Separate  Account at  December  31,  2001,  and for each of the two years in the period  ended  December  31,  2001,  included in this  Statement  of  Additional
Information have been audited by Ernst & Young LLP,  independent  auditors,  for the periods indicated in their reports thereon appearing  elsewhere herein,  and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

PERFORMANCE INFORMATION

Performance  information for the Subaccounts of the Separate Account,  including the yield,  average  annual total return,  and total return of all  Subaccounts, except the Money Market Subaccount,  may appear in advertisements,  reports, and promotional literature provided to current or prospective Owners.

Quotations of yield for the Money Market  Subaccount will be based on the change in the value,  exclusive  of capital  changes and income  other than  investment income,  of a hypothetical  investment in a Contract over a particular seven day period,  less a  hypothetical  charge  reflecting  deductions  from the Contract during  the  period  (the  "base  period")  and  stated as a  percentage  of the investment at the start of the base period (the "base period return").  The base period return is then  annualized by  multiplying  by 365/7,  with the resulting yield figure  carried to at least the nearest one hundredth of one percent.  Any quotations of effective  yield for the Money Market  Subaccount  assume that all dividends received during an annual period have been reinvested.  Calculation of
"effective  yield"  begins with the same "base period  return" used in the yield calculation,  which is then annualized to reflect weekly compounding pursuant to the following formula:

              Effective Yield = [(Base Period Return + 1)^365/7] - 1

For the seven-day period ended December 31, 2001, the yield for the Money Market
Subaccount was -0.22% and the effective yield was -0.22%.

Quotations of yield for the Subaccounts, other than the Money Market Subaccount, will be based on all  investment  income per  Accumulation  Unit earned during a particular  30-day  period,  less  expenses  accrued  during  the  period  ("net investment  income"),  and will be computed by dividing net investment income by the value of the Accumulation  Unit on the last day of the period,  according to the following formula:

                    YIELD    = 2[(a-b + 1)^6 - 1]
                                  ---
                                  cd

where    a =   net  investment income earned during  the period  by  the  Series attributable to shares owned by the Subaccount,

         b =   expenses accrued for the period (net of any reimbursements),

         c =   the  average  daily  number  of  Accumulation  Units  outstanding during the period that were entitled to receive dividends, and

         d =   the maximum offering price per  Accumulation Unit on the last day of the period.

Quotations of average annual total return for any  Subaccount  will be expressed in terms of the  average  annual  compounded  rate of return  of a  hypothetical investment  in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the following formula:
P(1 + T)N = ERV (where P = a  hypothetical  initial  payment of $1,000,  T = the average  annual  total  return,  n = the  number of years,  and ERV = the ending redeemable  value of a hypothetical  $1,000 payment made at the beginning of the period).  All total return  figures  reflect the  deduction of the mortality and expense risk charge and the  administrative  charge.  Quotations of total return may simultaneously be shown for other periods.

Where  the  Series  in  which a  Subaccount  invests  was  established  prior to inception of the  Subaccount,  quotations of average annual and total return may include  quotations  for periods  beginning  prior to the  Subaccount's  date of
inception.   Such   quotations  will  be  based  upon  the  performance  of  the
Subaccount's corresponding Series adjusted to reflect deduction of the mortality and expense risk charge and the administrative charge.

------------------------------------------------------------------
 AVERAGE ANNUAL RETURN
------------------------------------------------------------------
                                    1 YEAR    5 YEARS   10 YEARS
------------------------------------------------------------------

 Equity Series                     (12.66)%     4.69%     9.85%(1)
------------------------------------------------------------------
 Large Cap Value Series             (6.97)%     2.59%     7.22%(1)
------------------------------------------------------------------
 Global Series                     (13.49)%    10.91%    11.91%(1)
------------------------------------------------------------------
 Diversified Income Series           5.65%      4.40%     4.59%(1)
------------------------------------------------------------------
 Large Cap Growth Series           (16.58)%   (22.12)%(7)  ---
------------------------------------------------------------------
 Enhanced Index Series             (14.21)%    (6.13)%(6)  ---
------------------------------------------------------------------
 International Series              (25.52)%   (10.11)%(6)  ---
------------------------------------------------------------------
 Mid Cap Growth Series             (16.09)%    16.23%    16.77%(1)
------------------------------------------------------------------
 Global Strategic Income Series      4.71%      3.21%     5.26%(2)
------------------------------------------------------------------
 Capital Growth Series             (15.81)%   (21.27)%(7)  ---
------------------------------------------------------------------
 Global Total Return Series        (14.29)%    (0.24)%    2.57%(2)
------------------------------------------------------------------
 Managed Asset Allocation Series    (6.39)%     6.17%     7.37%(2)
------------------------------------------------------------------
 Equity Income Series               (0.10)%     8.99%    12.03%(2)
------------------------------------------------------------------
 High Yield Series                   2.92%      3.09%     3.97%(3)
------------------------------------------------------------------
 Small Cap Value Series             20.40%     16.00%(7)   ---
------------------------------------------------------------------
 Social Awareness Series           (14.29)%     5.92%     9.75%(1)
------------------------------------------------------------------
 Technology Series                 (25.21)%   (37.70)%(7)  ---
------------------------------------------------------------------
 Mid Cap Value Series                9.56%     22.03%(4)   ---
------------------------------------------------------------------
 Main Street Growth and Income(R)
 Series                            (11.20)%   (12.98)%(7)  ---
------------------------------------------------------------------
 Small Cap Growth Series           (28.88)%     5.26%(5)   ---
------------------------------------------------------------------
 Select 25 Series                  (11.24)%    (3.88)%(6)  ---
------------------------------------------------------------------
 1. From April 4, 1995 (Subaccount date of inception) to
    December 31, 2001.
 2. From June 1, 1995 (Subaccount date of inception) to
    December 31, 2001.
 3. From August 5, 1996 (Subaccount date of inception) to
    December 31, 2001.
 4. From May 1, 1997 (Subaccount date of inception) to
    December 31, 2001.
 5. From October 15, 1997 (Subaccount date of inception) to
    December 31, 2001.
 6. From May 3, 1999 (Subaccount date of inception) to December
    31, 2001.
 7. From May 1, 2000 (Subaccount date of inception) to December
    31, 2001.

-----------------------------------------------------------------

Quotations of total return for any  Subaccount  of the Separate  Account will be based on a hypothetical  investment in an Account over a certain period and will be computed by subtracting  the initial value of the investment  from the ending value and dividing the  remainder by the initial value of the  investment.  Such quotations of total return will reflect the deduction of all applicable  charges to the Contract and the Separate Account (on an annual basis).

Performance  information  for any Subaccount  reflects only the performance of a hypothetical  Contract  under which an Owner's  Contract Value is allocated to a
Subaccount  during a particular time period on which the calculations are based.
Performance  information  should  be  considered  in  light  of  the  investment objectives and policies,  characteristics  and quality of the Series of SBL Fund in which the Subaccount  invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

PERMISSIBLE ADVERTISING INFORMATION

From  time  to  time,  the  Separate  Account  may,  in  addition  to any  other
permissible   information,   include  the  following  types  of  information  in
advertisements,  sales  literature,  reports to contractowners or other investor
communications   ("advertisements")  (1)  discussions  of  general  economic  or financial  principles  (such as the effects of  compounding  and the benefits of
dollar-cost  averaging);   (2)  discussions  about  past,  current  or  possible
economic,   market  and  political  trends  and  events;  (3)  presentations  of statistical data to supplement such  discussions;  (4) published  evaluations by nationally recognized ranking services and financial or business publications or other media including  reprints of, or selections from, such  publications;  (5)
descriptions  and updates  concerning  a  Subaccount's  strategies,  and past or anticipated portfolio investments;  (6) analysis of its investments by industry, country, credit quality and other characteristics;  (7) the general biography or work experience of the portfolio manager of a Subaccount  including  information about awards received by the portfolio  manager,  mentions of the manager in the media, or announcements of the portfolio  manager's  appearance on television or radio programs,  or  presentations  at conferences or trade shows; (8) portfolio manager commentary or market updates; (9) investment philosophy and the research methodology underlying stock selection or a Subaccounts's  investment objective;
(10)  a  discussion  of  the   risk/return   continuum   relating  to  different
investments;  (11) discussions on general  principles of investing such as asset allocation, diversification and risk tolerance; (12) testimonials describing the experience of persons who have invested in a Subaccount;  (13) discussions about retirement and investing for retirement; (14) data concerning the projected cost of a college  education  in future  years  based on current  or recent  costs of college  and an  assumed  rate of  increase  for such  costs;  (15)  information regarding  the  relative  reliance  in  recent  years on  personal  savings  for retirement  income  versus  reliance  on Social  Security  benefits  and company sponsored retirement plans; and (16) other information of interest to investors.
Advertisements  may  include  information  about  the  Subaccount's   underlying
portfolio  in  addition  to, or in place of,  information  about the  Subaccount itself.

Advertisements  may also include a Subaccount's  performance,  goals,  risks and expenses  compared  with (a)  various  indexes so that  investors  may compare a
Subaccount's  results  with  those of a group  of  unmanaged  securities  widely regarded by investors as  representative  of the securities  markets in general;
(b) other subaccounts  tracked by the Variable Annuity Research and Data Service
("VARDS"),  Lipper Analytical Services Inc.,  Morningstar or another independent
research  firm  which  ranks   separate   accounts  or  subaccounts  by  overall
performance,  investment  objectives,  and assets, or tracked by other services, companies, publications, or persons who rank separate accounts or subaccounts on overall performance or other criteria; (c) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in a Subaccount;
(d) other statistics such as gross national product or gross domestic product of the United States or other  countries or regions,  net import and export figures derived from governmental publications (e.g., The Survey of Current Business) or other independent parties (e.g., the Investment Company Institute),  may be used to illustrate  investment  attributes  to a Subaccount or the general  economic, business,  investment,  or financial environment in which a Subaccount operates;
(e) various  financial,  economic  and market  statistics  developed by brokers, dealers and other  persons may be used to illustrate  aspects of a  Subaccount's performance;  (f) the sectors or industries in which a Subaccount invests may be compared to relevant indexes or surveys (e.g., S&P Industry Surveys) in order to evaluate the  Subaccount's  historic  performance or current or potential  value with respect to the particular  industry or sector;  (g) a hypothetical or model portfolio or (h) other subaccounts or variable  annuities.  The Separate Account may also discuss and compare in advertising the relative  performance of various types of investment instruments  including,  but not limited to, certificates of deposit,  ordinary interest savings  accounts,  other forms of fixed or variable time deposits,  qualified  retirement plans, stocks,  Treasury  securities,  and bonds,  over various time periods and covering  various  holding  periods.  Such comparisons may compare these investment  categories to each other or to changes in the Consumer Price Index. In addition, the Separate Account may quote various measures of  volatility  and  benchmark  correlation  in  advertising  and other materials and may compare these measures to those of indexes,  other subaccounts or types of investments.

The Separate  Account's  advertisements  may also include rankings or ratings of
Security  Benefit and of the investor  services  provided by Security Benefit to contractowners  other than performance  rankings of a Subaccount  itself.  Those
ratings  or  rankings  of  investor   services  by  third  parties  may  include
comparisons  of their  services  to those  provided  by other  variable  annuity providers selected by the rating or ranking services. They may be based upon the opinions  of the  rating  or  ranking  service  itself,  using its  research  or judgment, or based upon surveys of investors, brokers, contractowners or others.

The Separate Account,  in its  advertisements,  may refer to pending legislation from time to time and the  possible  impact of such  legislation  on  investors, investment  strategy and related  matters.  This would include any tax proposals and their effect on marginal tax rates and tax-equivalent yields.

From time to time,  advertisements  may include  general  information  about the services and  products  offered by the Security  Funds,  Security  Distributors,
Inc., and Security  Benefit Life  Insurance  Company and its  subsidiaries.  For example,  such  advertisements may include  statistical  information about those entities  including,  but not  limited  to, the  number of  current  shareholder accounts,  the  amount  of  assets  under  management,  sales  information,  the distribution  channels  through  which the  entities'  products  are  available, marketing  efforts  and  statements  about  this  information  by the  entities'
officers,  directors and employees.  Advertisements may also include performance information for such products.

All performance  information that the Separate Account  advertises is historical in nature and is not  intended to represent or  guarantee  future  results.  The value  of  accumulation  units  when  redeemed  may be more or less  than  their original cost. Performance information may be quoted numerically or presented in a table, graph or other illustration.  A Subaccount's returns and unit price are not  guaranteed  or insured by the FDIC or any other  agency and will  fluctuate daily,  while  bank  depository  obligations  may be insured by the FDIC and may provide fixed rates of return.

In  connection  with a ranking,  the  Separate  Account may  provide  additional information,  such as the particular category to which it is related, the number of  subaccounts  in the category,  the criteria upon which the ranking is based, and the effect of sales charges, fee waivers and/or expense  reimbursements.  In assessing  comparisons  of  performance,  you  should  keep  in  mind  that  the composition  of the  investments  in the  reported  indexes and  averages is not identical to a  Subaccount's  portfolio,  the indexes and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by the Separate  Account to calculate its figures.
For  example,  unmanaged  indexes  may  assume  reinvestment  of  dividends  but generally do not reflect  deductions for administrative and management costs. In addition,  there  can  be no  assurance  that a  Subaccount  will  continue  its performance as compared to these other  averages.  When comparing a Subaccount's performance with that of other alternatives, investors should understand that an investment  in a  Subaccount  may be subject to  greater  market  risks than are certain other types of investments.

FINANCIAL STATEMENTS

The consolidated financial statements of Security Benefit Life Insurance Company and  Subsidiaries  at December 31, 2001 and 2000 and for each of the three years in the period ended  December  31, 2001,  and the  financial  statements  of the
Separate  Account at  December  31,  2001,  and for each of the two years  ended
December 31, 2001 are set forth herein, following this section.

The consolidated financial statements of Security Benefit Life Insurance Company
and   Subsidiaries,   which  are  included  in  this   Statement  of  Additional
Information,  should be considered only as bearing on the ability of the Company to meet its  obligations  under the Contracts.  They should not be considered as bearing  on the  investment  performance  of the  assets  held  in the  Separate
Account.

                                     PART C

                                OTHER INFORMATION

ITEM 24.          FINANCIAL STATEMENTS AND EXHIBITS

                  (a)    Financial Statements

                         Financial  statements for SBL Variable  Annuity Account
                         VIII  are  incorporated  herein  by  reference  to  the
                         financial  statements  filed with SBL Variable  Annuity
                         Account VIII  (Variflex  Extra  Credit) Post  Effective
                         Amendment  3  under  the  Securities  Act of  1933  and
                         Amendment  No. 22 under the  Investment  Company Act of
                         1940 to  Registration  Statement No.  333-93947  (filed
                         April 8, 2002).

                         The  consolidated   financial  statements  of  Security
                         Benefit  Life  Insurance  Company and  Subsidiaries  at
                         December  31, 2001 and 2000,  and for each of the three
                         years  in  the  period  ended  December  31,  2001  are
                         incorporated  herein  by  reference  to  the  financial
                         statements filed with the Variflex  Separate  Account's
                         Post-Effective  Amendment  No. 26 under the  Securities
                         Act of 1933 and Amendment  No. 25 under the  Investment
                         Company  Act of  1940  to  Registration  Statement  No.
                         2-89328 (filed April 8, 2002).

                  (b)    Exhibits

                           (1)  Certified  Resolution  of the Board of Directors
                                of  Security  Benefit  Life  Insurance   Company
                                ("SBL")   authorizing   establishment   of   the
                                Separate Account(d)
                           (2)  Not Applicable
                           (3)  (a)   Service Facilities Agreement(b)
                                (b)   SBL   Variable    Products   Schedule   of
                                      Commissions(j)
                                (c)   Marketing Organizational Agreement(f)
                                (d)   SBL Variable Products Sales Agreement(i)
                                (e)   Schedule of Asset Based Commissions(f)
                           (4)  (a)   Individual Contract (Form V6022  10-94) (j)
                                (b)   Individual  Contract - Unisex (Form V6022U
                                      10-94)(d)
                                (c)   Loan Endorsement (Form V6066  10-00)(k)
                                (d)   SIMPLE  IRA  Endorsement   (Form  4453C-5S
                                      2-97)(a)
                                (e)   Tax-Sheltered  Annuity  Endorsement  (Form
                                      6832A 9-96)(a)
                                (f)   Individual  Retirement Annuity Endorsement
                                      (Form 6849A 1-97)(a)
                                (g)   Roth IRA Endorsement (Form V6851  10-97)(d)
                                (h)   457 Plan Endorsement (Form V6054  R1-98)(d)
                                (i)   403a Endorsement (Form V6057  10-98)(e)
                                (j)   Method for  Deductions  Endorsement  (Form
                                      V6071 3-01)(h)
                                (k)   Texas Optional Retirement Plan Rider (Form
                                      V6932G 7-00)(h)
                           (5)  Sample Application (Form V6845  R5-97)(g)
                           (6)  (a)   Composite of Articles of Incorporation of
                                      SBL(c)
                                (b)   Bylaws of SBL(c)
                           (7)  Not Applicable
                           (8)  Not Applicable
                           (9)  Opinion of Counsel(j)
                          (10)  Consent of Independent Auditors
                          (11)  Not Applicable
                          (12)  Not Applicable
                          (13)  Schedules of Computation of Performance
                          (14)  Not Applicable
                          (15)  Powers of Attorneys of Howard R. Fricke, Kris A.
                                Robbins,  Sister Loretto Marie Colwell,  John C.
                                Dicus,  Steven  J.  Douglass,  Duane  L.  Fager,
                                William W.  Hanna,  John E. Hayes,  Jr.,  Pat A.
                                Loconto and Robert C. Wheeler(i)

(a)   Incorporated  herein by reference to Exhibits filed with the  Registrant's
      Post-Effective  Amendment  No.  3 under  the  Securities  Act of 1933  and
      Amendment No. 4 under the Investment  Company Act of 1940 to  Registration
      Statement No. 33-85592 (filed April 30, 1997).

(b)   Incorporated  herein by reference to Exhibits filed with the  Registrant's
      Post-Effective  Amendment  No.  5 under  the  Securities  Act of 1933  and
      Amendment No. 6 under the Investment  Company Act of 1940 to  Registration
      Statement No. 33-85592 (filed October 15, 1997).

 (c)  Incorporated  herein by  reference  to  Exhibits  filed with the  Variflex
      Separate Account Post-Effective  Amendment No. 20 under the Securities Act of 1933 and Amendment No. 19 under the  Investment  Company Act of 1940 to
      Registration Statement No. 2-89328 (filed August 17, 1998).

(d)   Incorporated  herein by reference to Exhibits  filed with the SBL Variable
      Account VIII (Variflex Signature) Post-Effective Amendment No. 3 under the
      Securities  Act of 1933 and Amendment No. 4 under the  Investment  Company
      Act of 1940 to Registration Statement No. 333-23723 (filed March 1, 1999).

(e)   Incorporated  herein by reference to Exhibits filed with the  Registrant's
      Post-Effective  Amendment  No.  7 under  the  Securities  Act of 1933  and
      Amendment No. 8 under the Investment  Company Act of 1940 to  Registration
      Statement No. 333-23723 (filed April 30, 1999).

(f)   Incorporated  herein by  reference  to  Exhibits  filed with the  Variflex
      Separate Account Post-Effective  Amendment No. 23 under the Securities Act of 1933 and Amendment No. 22 under the  Investment  Company Act of 1940 to
      Registration Statement No. 2-89328 (filed April 28, 2000).

(g)   Incorporated  herein by reference to Exhibits filed with the  Registrant's
      Post-Effective  Amendment  No.  8 under  the  Securities  Act of 1933  and
      Amendment No. 15 under the Investment  Company Act of 1940 to Registration
      Statement No. 33-85592 (filed May 1, 2000).

(h)   Incorporated  herein by  reference  to  Exhibits  filed with the  Variflex
      Separate Account Post-Effective  Amendment No. 25 under the Securities Act of 1933 and Amendment No. 24 under the  Investment  Company Act of 1940 to
      Registration Statement No. 2-89320 (filed April 11, 2001)

(i)   Incorporated  herein by reference to Exhibits  filed with the SBL Variable
      Annuity Account XIV Post  -Effective  Amendment No. 1 under the Securities
      Act of 1933 and Amendment No. 6 under the  Investment  Company Act of 1940 to Registration Statement No. 333-52114 (filed March 1, 2002)

(j)   Incorporated  herein by reference to Exhibits filed with the  Registrant's
      Post-Effective  Amendment  No.  9 under  the  Securities  Act of 1933  and
      Amendment No. 19 under the Investment  Company Act of 1940 to Registration
      Statement No. 33-85592 (filed April 11, 2001)

(k)   Incorporated  herein by reference to Exhibits  filed with the SBL Variable
      Annuity  Account XIV  Post-Effective  Amendment No. 1 under the Securities
      Act of 1933 and Amendment No. 2 under the  Investment  Company Act of 1940 to Registration Statement No. 333-41180 (filed February 16, 2001).

ITEM 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

              Name and Principal
              BUSINESS ADDRESS                      POSITIONS AND OFFICES WITH DEPOSITOR

              Howard R. Fricke*                     Chairman of the Board and Director

              Kris A. Robbins*                      President, Chief Executive Officer
                                                    and Director

              Sister Loretto Marie Colwell          Director
              1700 SW 7th Street
              Topeka, Kansas 66606

              John C. Dicus                         Director
              700 Kansas Avenue
              Topeka, Kansas 66603

              Steven J. Douglass                    Director
              3231 East 6th Street
              Topeka, Kansas 66607

              Duane L. Fager                        Director
              3035 S. Topeka Blvd.
              Topeka, Kansas 66611

              William W. Hanna                      Director
              100 N. Broadway
              KS1-100-02-68
              Wichita, Kansas 67202

              John E. Hayes, Jr.                    Director
              200 Gulf Blvd.
              Belleair Shore, Florida 33786

              Pat A. Loconto                        Director
              c/o Mary Abdo
              400 West 15th Street, Suite 1700
              Austin, TX 78701

              Robert C. Wheeler                     Director
              400 SW 8th Street
              Topeka, Kansas 66603

              Donald J. Schepker*                   Senior Vice President, Chief
                                                    Financial Officer and Treasurer

              Roger K. Viola*                       Senior Vice President, General
                                                    Counsel and Secretary

              Malcolm E. Robinson*                  Senior Vice President

              Kalman Bakk, Jr.*                     Senior Vice President and Chief
                                                    Marketing Officer

              John D. Cleland*                      Senior Vice President

              Gregory J. Garvin*                    Senior Vice President

              Terry A. Milberger*                   Senior Vice President

              Venette K. Davis*                     Senior Vice President

              Thomas A. Swank*                      Senior Vice President and Chief
                                                    Risk Officer

              Amy J. Lee*                           Associate General Counsel, Vice
                                                    President and Assistant Secretary

              James R. Schmank*                     Senior Vice President

              J. Craig Anderson*                    Senior Vice President

              *Located at One Security Benefit Place, Topeka, Kansas 66636.

ITEM 26.      PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR
              OR REGISTRANT

              The Depositor, Security Benefit Life Insurance Company ("SBL"), is
              owned by Security  Benefit Corp.  through the ownership of 700,000 of SBL's 700,010  issued and  outstanding  shares of common stock.
              One share of SBL's issued and outstanding common stock is owned by each  director  of SBL, in  accordance  with the  requirements  of
              Kansas law.  Security  Benefit  Corp.  is wholly owned by Security
              Benefit  Mutual  Holding  Company   (SBMHC),   which  in  turn  is
              controlled by SBL  policyholders.  As of December 31, 2001, no one person holds more than  approximately  0.0003% of the voting power of SBMHC. The Registrant is a segregated asset account of SBL.

              The following chart  indicates the persons  controlled by or under common control with SBL Variable Annuity Account VIII or SBL:

                                                                              PERCENT
                                                                               VOTING
                                                                             SECURITIES
                                                                           OWNED BY SBMHC
                                                       JURISDICTION OF      (DIRECTLY OR
                            NAME                        INCORPORATION        INDIRECTLY)

              Security Benefit Mutual Holding Company        Kansas               ---
              (Holding Company)

              Security Benefit Corp.                         Kansas               100%
              (Holding Company)

              Security Benefit Life Insurance Company        Kansas               100%
              (Stock Life Insurance Company)

              Security Benefit Group, Inc.                   Kansas               100%
              (Holding Company)

              Security Management Company, LLC               Kansas               100%
              (Investment Adviser)

              Security Distributors, Inc.                    Kansas               100%
              (Broker/Dealer, Principal
              Underwriter of Mutual Funds)

              First Advantage Insurance Agency, Inc.         Kansas               100%
              (Insurance Agency)

              Security Benefit Academy, Inc.                 Kansas               100%
              (Daycare Company)

              Security Financial Resources, Inc.             Kansas               100%
              (Financial Services)

              Security Financial Resources Collective        Delaware             100%
              Investments, LLC
              (Private Fund)

              First Security Benefit Life Insurance          New York             100%
              and Annuity Company of New York
              (Stock Life Insurance Company)

              SBL is also the depositor of the following separate accounts:  SBL
              Variable  Annuity  Accounts I, III, IV, and XI, Variflex  Separate
              Account (Variflex and Variflex Educator Series), SBL Variable Life
              Insurance  Account  Varilife,  Security Varilife Separate Account,
              Parkstone Variable Annuity Separate Account,  SBL Variable Annuity
              Account XIV  (SecureDesigns,  AdvisorDesigns and NEA Valuebuilder)
              and T. Rowe Price Variable Annuity Account.

              Through  the  above-referenced  separate  accounts,  SBL  might be deemed to control the  open-end  management  investment  companies listed below. As of December 18, 2001, the approximate  percentage of  ownership  by the  separate  accounts  for each  company is as follows:

                    Security Growth and Income Fund         31.4%
                    SBL Fund                               100.0%

ITEM 27.      NUMBER OF CONTRACT OWNERS

              As of  February  1, 2002 there were 1,691  owners of  Variflex  LS
              Non-Qualified  Contracts and 2,886 owners of Variflex LS Qualified
              Contracts.

ITEM 28.      INDEMNIFICATION

              The bylaws of Security Benefit Life Insurance Company provide that the Company  shall,  to the extent  authorized  by the laws of the
              State of Kansas,  indemnify  officers  and  directors  for certain
              liabilities   threatened  or  incurred  in  connection  with  such
              person's capacity as director or officer.

              The Articles of Incorporation include the following provision:

                         (a) No director of the  Corporation  shall be liable to
                  the Corporation or its  stockholders  for monetary damages for breach of his of her  fiduciary  duty as a director,  PROVIDED that  nothing  contained in this  Article  shall  eliminate or limit the  liability  of a director  (a) for any breach of the
                  director's   duty  of  loyalty  to  the   Corporation  or  its
                  stockholders,  (b) for acts or omissions  not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under the provisions of K.S.A. 17-6424 and amendments thereto,  or (d) for any  transaction  from which the director
                  derived  an  improper   personal   benefit.   If  the  General
                  Corporation  Code of the State of Kansas is amended  after the
                  filing  of  these  Articles  of   Incorporation  to  authorize
                  corporate action further  eliminating or limiting the personal liability of  directors,  then the  liability of a director of the Corporation  shall be eliminated or limited to the fullest extent permitted by the General  Corporation Code of the State of Kansas, as so amended.

                         (b)  Any  repeal  or   modification  of  the  foregoing
                  paragraph by the  stockholders  of the  Corporation  shall not adversely  affect any right or protection of a director of the
                  Corporation   existing   at  the  time  of  such   repeal   or
                  modification.

              Insofar  as  indemnification  for a  liability  arising  under the
              Securities Act of 1933 may be permitted to directors, officers and controlling  persons of the  Registrant  pursuant to the foregoing provisions,  or otherwise,  the Depositor has been advised that in the  opinion  of  the  Securities  and  Exchange  Commission  such indemnification  is against  public policy as expressed in the Act and is,  therefore,  unenforceable.  In the event that a claim for indemnification  against such liabilities  (other than the payment of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful  defense of any action, suit or  proceeding)  is  asserted  by such  director,  officer or
              controlling   person  in  connection  with  the  Securities  being
              registered,  the  Depositor  will,  unless in the  opinion  of its counsel the matter has been  settled by a  controlling  precedent, submit to a court of  appropriate  jurisdiction  the  question  of whether such  indemnification  by it is against  public  policy as
              expressed   in  the  Act  and  will  be   governed  by  the  final
              adjudication of such issue.

ITEM 29.      PRINCIPAL UNDERWRITER

              (a)   Security  Distributors,  Inc. ("SDI"),  a subsidiary of SBL, acts as distributor of the SBL Variable Annuity Account VIII contracts. SDI receives no compensation for its distribution function  in excess of the  commissions  it pays to  selling
                    broker/dealers.   SDI  also  acts  as  distributor  for  SBL
                    Variable   Annuity   Accounts   I,  III,   IV,  XI  and  XIV
                    (SecureDesigns,   AdvisorDesigns   and  NEA   Valuebuilder),
                    Variflex  Separate Account  (Variflex and Variflex  Educator
                    Series),   SBL  Variable   Annuity  Account  VIII  (Variflex
                    Signature  and Variflex  Extra  Credit),  SBL Variable  Life
                    Insurance  Account  Varilife,   Security  Varilife  Separate
                    Account,  and Parkstone  Variable Annuity Separate  Account.
                    SDI also acts as  principal  underwriter  for the  following
                    management  investment  companies:   Security  Equity  Fund,
                    Security  Income  Fund,  Security  Growth and  Income  Fund,
                    Security Municipal Bond Fund,  Security Ultra Fund, SBL Fund
                    and Security  Financial  Resources  Collective  Investments,
                    LLC.

            (b)      Name and Principal             Position and Offices
                     BUSINESS ADDRESS*                WITH UNDERWRITER
                     ------------------             ------------------
                     Gregory J. Garvin              President and Director
                     John D. Cleland                Vice President and Director
                     Brenda M. Harwood              Vice President and Director
                     James R. Schmank               Director
                     Mark E. Young                  Director
                     Amy J. Lee                     Secretary
                     Tammy Brownfield               Treasurer

                    *One Security Benefit Place, Topeka, Kansas 66636-0001

              (c) Although SDI receives no compensation  under its  distribution agreement with SBL, it does receive certain  payments from SBL in connection  with the sale of Variflex LS  contracts.  These payments are not  expected to exceed  0.75% of sales.  For the fiscal year ended December 31, 2001, SDI received  payments in the amount of $211,818 from SBL under this arrangement.

ITEM 30.      LOCATION OF ACCOUNTS AND RECORDS

              All  accounts  and records  required to be  maintained  by Section
              31(a) of the 1940 Act and the rules under it are maintained by SBL at  its  administrative  offices  --One  Security  Benefit  Place,
              Topeka, Kansas 66636-0001.

ITEM 31.      MANAGEMENT SERVICES

              All management contracts are discussed in Part A or Part B.

ITEM 32.      UNDERTAKINGS

              (a)   Registrant  undertakes  that it will  file a  post-effective amendment to this  Registration  Statement as  frequently as necessary to ensure that the audited financial statements in the Registration  Statement are never more than sixteen (16)
                    months  old for so  long  as  payments  under  the  Variable
                    Annuity contracts may be accepted.

              (b)   Registrant  undertakes  that it will  include as part of the
                    Variflex LS contract  application  a space that an applicant can check to request a Statement of Additional Information.

              (c)   Registrant undertakes to deliver any Statement of Additional
                    Information and any financial statements required to be made available  under  this Form  promptly  upon  written or oral request to SBL at the address or phone number  listed in the prospectus.

              (d)   Subject to the terms and  conditions of Section 15(d) of the
                    Securities  Exchange  Act of  1934,  the  Registrant  hereby
                    undertakes  to  file  with  the   Securities   and  Exchange
                    Commission  such  supplementary  and  periodic  information, documents,  and reports as may be  prescribed by any rule or regulation of the  Commission  heretofore or hereafter  duly adopted pursuant to authority conferred in that Section.

              (e)   SBL,  sponsor of the unit  investment  trust,  SBL  Variable
                    Annuity Account VIII,  hereby  represents that it is relying upon the American  Council of Life Insurance,  SEC No-Action
                    Letter,  [1988-1989 Transfer Binder] Fed. Sec. L. Rep. (CCH)
                    at  paragraph  78,904  (Nov.  28,  1988),  and  that  it has complied with the  provisions of paragraphs  (1)-(4) of such no-action letter which are incorporated herein by reference.

              (f)   Depositor  represents  that the fees  and  charges  deducted under the  contract,  in the  aggregate,  are  reasonable in relation to the services rendered,  the expenses expected to be incurred, and the risks assumed by the Depositor.

              (g)   Depositor represents that it is relying upon Rule 6c-7 under the Investment Company Act of 1940 with respect to Contracts issued to participants  under the Texas Optional  Retirement
                    Program  and that it has  complied  with the  provisions  of paragraphs (a) - (d) of that Rule.

                                   SIGNATURES

Pursuant to the  requirements  of the  Securities Act of 1933 and the Investment
Company Act of 1940, the Registrant  certifies that it meets the requirements of
Securities Act Rule 485(b) for effectiveness of this Registration  Statement and has caused this  Registration  Statement to be signed on its behalf, in the City of Topeka, and State of Kansas on this 1st day of April, 2002.

SIGNATURES AND TITLES

Sister Loretto Marie Colwell            By:         HOWARD R. FRICKE
Director                                    ---------------------------------------
                                            Howard R. Fricke, Director and Chairman
                                            of the Board and as Attorney in Fact for
John C. Dicus                               the Officers and Directors Whose Names
Director                                    Appear Opposite.

Steven J. Douglass                      SECURITY BENEFIT LIFE INSURANCE COMPANY
Director                                (The Depositor)
                                        By:         KRIS A. ROBBINS
                                            ----------------------------------------
Duane L. Fager                              Kris A. Robbins, Director, President
Director                                    and Chief Executive Officer

William W. Hanna                        SBL VARIABLE ANNUITY ACCOUNT VIII
Director                                VARIFLEX LS (The Registrant)

                                        By: SECURITY BENEFIT LIFE INSURANCE COMPANY
John E. Hayes, Jr.                          (The Depositor)
Director
                                        By:         KRIS A. ROBBINS
                                            ----------------------------------------
Pat A. Loconto                              Kris A. Robbins, Director, President
Director                                    and Chief Executive Officer

Robert C. Wheeler                       By:         DONALD J. SCHEPKER
Director                                    ----------------------------------------
                                            Donald J. Schepker, Senior Vice President,
                                            Chief Financial Officer and Treasurer

                                        (ATTEST):   ROGER K. VIOLA
                                                  ------------------------------------
                                                  Roger K. Viola, Senior Vice President,
                                                  General Counsel and Secretary

                                        Date: April 1, 2002

                                                EXHIBIT INDEX

  (1)    None

  (2)    None

  (3)    (a)    None
         (b)    None
         (c)    None

(d)      None
(e)      None

  (4)    (a)    None
         (b)    None
         (c)    None
         (d)    None
         (e)    None
         (f)    None
         (g)    None
         (h)    None
         (i)    None
         (j)    None
         (k)    None

  (5)    None

  (6)    (a)    None
         (b)    None

  (7)    None

  (8)    None

  (9)    None

 (10)    Consent of Independent Auditors

 (11)    None

 (12)    None

 (13)    Schedules for Computation of Performance

 (14)    None

 (15)    None